Exhibit 2.1

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among

JAZZ PHARMACEUTICALS UK HOLDINGS LIMITED,

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

and

GW PHARMACEUTICALS PLC

Dated as of

February 3, 2021

i

ii

ANNEXES

Annex A – Definitions

Annex B – Form of Scheme of Arrangement

Annex C – Form of Geneva Shareholder Resolution

iii

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of February 3, 2021, is by and among Jazz Pharmaceuticals UK Holdings Limited, a private limited company incorporated in England and Wales with registered number 13150429 (“Bidco”), Jazz Pharmaceuticals Public Limited Company, a public limited company incorporated in Ireland with registered number 399192 (“Jupiter”), of which Bidco is a wholly owned Subsidiary, and GW Pharmaceuticals plc, a public limited company incorporated in England and Wales with registered number 4160917 ( “Geneva” and, together with Bidco and Jupiter, the “Parties”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

WITNESSETH:

WHEREAS, the Parties intend that the entire issued share capital of Geneva be acquired by Bidco (and/or, at Bidco’s election, (i) in respect of any or all of the Residual Shares, Jupiter and/or (ii) in respect of the Depositary Shares, the DR Nominee) by means of the Scheme of Arrangement on the terms and subject to the conditions set out in this Agreement (the “Transaction”);

WHEREAS, the board of directors of Geneva (the “Geneva Board”) has unanimously resolved (i) that the entry by Geneva into this Agreement, and the implementation of the Transaction and the Scheme of Arrangement, is fair to and in the best interests of Geneva for the benefit of the Geneva Shareholders as a whole, (ii) that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, be and is approved and (iii) to unanimously recommend to the Geneva Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Geneva Shareholder Resolution at the Geneva GM;

WHEREAS, the board of directors of Jupiter (the “Jupiter Board”) has (i) unanimously resolved that the entry by Jupiter into this Agreement and the implementation of the Transaction, including the delivery to the Scheme Shareholders of Jupiter Ordinary Shares in connection therewith, is in the best interests of Jupiter and the Jupiter Shareholders, and declared it advisable to enter into this Agreement and to consummate the transactions contemplated hereby, including the Transaction, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction;

WHEREAS, the board of directors of Bidco has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction; and

WHEREAS, Geneva, Bidco and Jupiter desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Geneva, Bidco and Jupiter agree as follows:

ARTICLE I

THE TRANSACTION

Section 1.01 The Transaction. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, Bidco (and/or, at Bidco’s election, (i) in respect of any or all of the Residual Shares, Jupiter and/or (ii) in respect of the Depositary Shares, the DR Nominee) shall acquire the Scheme Shares pursuant to the Scheme of Arrangement. The Scheme Shares will be acquired fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

Section 1.02 Closing. Unless otherwise mutually agreed in writing between Bidco and Geneva, the closing of the Transaction (the “Closing”) shall occur as promptly as practicable (and in any event within two Business Days) following the satisfaction or (to the extent permitted by Applicable Law) waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or (to the extent permitted by Applicable Law) waiver of the conditions set forth in Article IX (other than (A) those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being able to be satisfied or having been waived, and (B) the condition set forth in Section 9.01(b)), then Geneva shall schedule the hearing to sanction the Scheme of Arrangement as promptly as practicable after the earlier to occur of (x) a date during the Marketing Period specified by Bidco on notice to Geneva and (y) three Business Days (or such shorter period as Bidco may specify on notice to Geneva) after the final day of the Marketing Period (subject, in the case of each of (x) and (y), to the satisfaction or (to the extent permitted by Applicable Law) waiver of the conditions set forth in Article IX (other than (i) those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being able to be satisfied or having been waived, and (ii) the condition set forth in Section 9.01(b)). The date on which the Closing actually occurs is referred to as the “Closing Date”. To the extent that documents and signatures are required to be executed or provided at the Closing such matters shall be dealt with by way of a virtual closing through electronic exchange of documents and signatures.

Section 1.03 Delivery of Court Order. On the Closing Date, in connection with the Closing, Geneva shall (i) deliver, or cause to be delivered, the order of the Court sanctioning the Scheme of Arrangement (such order, the “Court Order”) to the Registrar of Companies in England and Wales and the Scheme of Arrangement shall become effective upon such delivery in accordance with its terms (the date and time of such delivery being the time that the Scheme of Arrangement shall become effective, herein referred to as the “Effective Time”) and (ii) deliver a copy of the Court Order to Bidco together with appropriate evidence of the Effective Time.

ARTICLE II

TRANSFER OF SCHEME SHARES; DELIVERY OF EXCHANGE SHARES

Section 2.01 Transfer of Scheme Shares.

(a) At the Effective Time, the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares) shall be transferred from the Scheme Shareholders to Bidco (and/or, at Bidco’s election, (i) in respect of any or all of the Residual Shares, Jupiter and/or (ii) in respect of the Depositary Shares, the DR Nominee) in accordance with the provisions of this Agreement and the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share so transferred, $16.66 2⁄3 (sixteen U.S. dollars, sixty-six and two-thirds U.S. cents) in cash, without interest (the “Cash Consideration”), and the Share Deliverable (the Cash Consideration and the Share Deliverable, collectively, the “Transaction Deliverables”). For the avoidance of doubt, the Parties acknowledge that, although the holders of Geneva ADSs are not Scheme Shareholders by virtue of their holdings of Geneva ADSs, the Depositary Shares are Scheme Shares to be transferred pursuant to the Scheme of Arrangement and accordingly, immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Geneva ADSs shall cease to have any rights with respect to the Geneva ADSs except for the right to receive (in the case of certificated Geneva ADSs, in exchange for surrendering each Geneva ADS to the Depositary (or the Depositary Custodian)), (x) an amount of cash equal to the Cash Consideration multiplied by twelve (12) (the “Per ADS Cash Consideration”), and (y) an amount of Exchange Shares equal to the Share Deliverable multiplied by twelve (12) (the “Per ADS Share Deliverable” and, together with the Per ADS Cash Consideration, the “Per ADS Transaction Deliverables”), in each case subject to the terms and conditions set forth in this Agreement, the Scheme of Arrangement and the Deposit Agreement. As soon as reasonably practicable after the Effective Time, and subject to the stamping of any relevant instruments of transfer (to the extent required), the Register of Members of each of Geneva and Jupiter will be updated in accordance with this Agreement and the Scheme of Arrangement to reflect the transfer of the Scheme Shares and the delivery of the Exchange Shares, respectively, as contemplated hereby and thereby.

(b) Prior to the Closing, Bidco shall appoint a commercial bank or trust company reasonably acceptable to Geneva (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to Geneva. At or as promptly as practicable following the Effective Time (and in any event no later than the Business Day following the Effective Time and, in the case of clause (ii), on the Effective Date, if Geneva provides, by 9:00 a.m., New York City time, on the Effective Date, evidence that the Effective Time has occurred), Bidco shall procure the deposit with the Exchange Agent, for the benefit of the Scheme Shareholders, of (i) certificates or, at Bidco’s option, evidence of Exchange Shares in book-entry form representing the aggregate Share Deliverable, and (ii) cash in an amount equal to the aggregate amount of Cash Consideration. All shares and cash deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Geneva Exchange Fund”. Bidco agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions on the Exchange Shares to which relevant Scheme Shareholders are entitled pursuant to Section 2.01(d).

No interest shall be paid or shall accrue for the benefit of Scheme Shareholders on the Transaction Deliverables. Notwithstanding anything to the contrary in this Section 2.01(b), all obligations of Bidco with respect to deliverables required to be provided by Bidco to the Exchange Agent in respect of the Depositary Shares shall be satisfied to the extent Bidco provides such deliverables directly to the Depositary (or, to the extent that the Depositary is not itself the registered holder of the relevant Scheme Shares that underly the Geneva ADSs, whichever nominee, custodian or other entity is the Scheme Shareholder in respect of such Scheme Shares (the “Depositary Custodian”)) pursuant to the procedures contemplated by Section 2.01(c).

(c) Prior to the Closing, Geneva and Bidco shall establish procedures with the Depositary that are reasonably acceptable to Geneva and Bidco to ensure that (i) the Depositary (or the Depositary Custodian) shall promptly deliver the Per ADS Transaction Deliverables to each holder of a Geneva ADS (in the case of certificated Geneva ADSs, that has duly surrendered Geneva ADSs to the Depositary (or the Depositary Custodian)), (ii) (A) any funds payable to holders of Geneva ADSs in respect of dividends or other distributions payable with respect to Exchange Shares, (B) any funds unclaimed by holders of Geneva ADS and (C) if reasonably practicable, unless other arrangements are reasonably acceptable to Geneva, Bidco and Jupiter, the right of holders of Geneva ADSs to receive cash in lieu of fractional shares from the Depositary or the Depositary Custodian, shall each be treated, as closely as reasonably possible, in the same manner as provided under Section 2.01(d), Section 2.01(e) or Section 2.07(b)(i), as applicable, and (iii) if reasonably practicable, the Transaction Deliverables in respect of the Depositary Shares will be delivered directly by Bidco to the Depositary rather than through the Exchange Agent. If reasonably deemed necessary by the Parties in furtherance of the establishment of such procedures, Geneva shall enter into one or more amendments to the Deposit Agreement that are reasonably acceptable to the Depositary, Geneva and Bidco, and the Parties shall deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection therewith. The Geneva ADS holders will bear all fees, charges and expenses that they are required to bear under the Deposit Agreement in connection with the Transaction and the other transactions contemplated hereby, the cancellation of the Geneva ADSs and the receipt of the Per ADS Transaction Deliverables. No interest will be paid or accrued on any amount payable in respect of the Geneva ADSs.

(d) Bidco shall pay, or cause to be paid, without interest, to the Exchange Agent to be held in the Geneva Exchange Fund, the aggregate amount of all dividends or other distributions payable with respect to the Exchange Shares (other than the Exchange Shares to be delivered to the Depositary (or the Depositary Custodian) to the extent such Exchange Shares are delivered directly to the Depositary (or the Depositary Custodian) by Bidco rather than through the Exchange Agent), with a record date on or after the Effective Time and prior to the time of the delivery of the Exchange Shares by the Exchange Agent to the Scheme Shareholders entitled to the Share Deliverable. Subject to Applicable Law, the Exchange Agent shall deliver to the relevant Scheme Shareholders entitled to the Share Deliverable, without interest, such dividends and distributions held in the Exchange Fund (i) with respect to all such dividends or distributions with a payment date at or prior to the delivery of the Exchange Shares pursuant to the Scheme of Arrangement, at the time of delivery of the Exchange Shares to such Scheme Shareholders, and (ii) with respect to all such dividends or distributions with a payment date after the delivery of the Exchange Shares pursuant to the Scheme of Arrangement, at the appropriate payment date.

(e) Any portion of the Geneva Exchange Fund which has not been transferred to the holders of Scheme Shares within twelve months of the Closing Date shall be delivered to Bidco or its designee(s) promptly upon demand by Bidco (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Transaction Deliverables), and thereafter such Scheme Shareholders shall be entitled to look only to Bidco for, and Bidco shall remain liable for, payment of their claims for the Transaction Deliverables pursuant to the provisions of this Article II.

(f) To the fullest extent permitted by Applicable Law, none of Bidco, any member of the Bidco Group, any DR Nominee, Geneva, the Exchange Agent, the Depositary (or the Depositary Custodian) or any other Person acting as agent for, or otherwise at the direction of, any of the foregoing Persons, including any of their respective Affiliates, directors, officers or employees, will be liable to Geneva, Scheme Shareholders or any other Person in respect of the Transaction Deliverables (or dividends or distributions with respect thereto) from the Geneva Exchange Fund or any other cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Laws.

Section 2.02 Delivery of Exchange Shares.

(a) Subject to and in exchange for the transfer of the Scheme Shares pursuant to Section 2.01 and the Scheme of Arrangement, as soon as reasonably practicable following the Effective Time (and in any event in accordance with the Scheme of Arrangement), Bidco shall, in accordance with the Scheme of Arrangement and subject to the terms and conditions thereof and subject to Section 2.02(b) and Section 2.07, procure the delivery of, for each Scheme Share, the fraction of an Exchange Share (rounding to the nearest millionth of a share) equal to the quotient (the “Exchange Ratio”) obtained by dividing (i) $1.66 2⁄3 (one U.S. dollar, sixty-six and two-thirds U.S. cents) by (ii) the Jupiter Share Price (provided, that (x) if the Jupiter Share Price is equal to or less than $139.72, the Exchange Ratio shall equal 0.011929 and (y) if the Jupiter Share Price is equal to or greater than $170.76, the Exchange Ratio shall equal 0.009760) (the “Share Deliverable”), to the Scheme Shareholders, credited as fully paid and free from all Liens (other than transfer restrictions arising under applicable securities laws), and such Exchange Shares will rank pari passu in all respects with the Jupiter Ordinary Shares in issue at the Effective Time, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling on or after the Effective Time.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Geneva Ordinary Shares or Jupiter Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred (or if the number of Geneva Ordinary Shares represented by each Geneva ADS shall have been changed pursuant to the Deposit Agreement), then the amount of the Cash Consideration and/or Exchange Ratio (and/or the Per ADS Cash Consideration and/or the Per ADS Share Deliverable), as applicable, shall be appropriately adjusted to provide to Bidco and the Scheme Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.02(b) shall be construed to permit Geneva to take any action with respect to its securities that is prohibited by Section 6.01 or the other terms of this Agreement or permit Jupiter to take any action with respect to its securities that is prohibited by Section 7.01 or the other terms of this Agreement.

Section 2.03 Geneva Long Term Incentive Awards

(a) On the date of the sanction of the Scheme of Arrangement by the Court, each Geneva Share Option (other than a 2021 Geneva Option), to the extent unvested at such time shall become fully vested and, as of the Effective Time, each Geneva Share Option (other than a 2021 Geneva Option) shall, automatically and without any action on the part of the holder of such Geneva Share Option, be exercised, with the holder of such Geneva Share Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the aggregate number of Geneva ADSs underlying such Geneva Share Option (or if the Geneva Share Option is in respect of Geneva Ordinary Shares, the number of Geneva Ordinary Shares divided by 12 (rounded up to the nearest whole number)) and (ii) the excess, if any, of (x) an amount equal to the sum of (A) the Per ADS Share Deliverable multiplied by the opening price on Nasdaq of a Jupiter Ordinary Share on the Effective Date and (B) the Per ADS Cash Consideration over (y) the Option Price (as defined in the applicable Geneva Stock Plan) of such Geneva Share Option (or if the Geneva Share Option is in respect of Geneva Ordinary Shares, the Option Price multiplied by 12).

(b) As soon as practicable following the Effective Time (but in no event later than five Business Days following the Effective Time), Jupiter shall, or shall cause Geneva to, satisfy through its payroll systems all amounts deliverable pursuant to Section 2.03(a) to the former holders of Geneva Share Options.

(c) Effective as of the Effective Time, each Geneva Share Option that is granted on or after the date of this Agreement in 2021 (each, a “2021 Geneva Option”) that is outstanding and unexercised, whether vested or unvested, immediately prior to the Effective Time (each, an “Outstanding 2021 Geneva Option”) shall cease to represent a right to acquire Geneva ADSs underlying such 2021 Geneva Option and shall be converted automatically into an option to acquire Jupiter Ordinary Shares (a “Jupiter Option”) on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Outstanding 2021 Geneva Option in accordance with Section 6.01(b)(vi) of this Agreement immediately prior to the Effective Time; provided that: (i) the number of Jupiter Ordinary Shares subject to each assumed Outstanding 2021 Geneva Option shall be determined by multiplying: (A) the number of Geneva ADSs underlying such 2021 Geneva Option immediately prior to the Effective Time; by (B) the 2021 Geneva Option Exchange Ratio, and rounding such product down to the nearest whole share; and (ii) the per share exercise price for the Jupiter Ordinary Shares issuable upon exercise of each assumed Outstanding 2021 Geneva Option shall be determined by dividing: (A) the per share exercise price for the number of Geneva ADSs underlying such 2021 Geneva Option immediately prior to the Effective Time; by (B) the 2021 Geneva Option Exchange Ratio, and rounding such quotient up to the nearest whole cent; and (ii) any Outstanding 2021 Geneva Option that is, as of immediately prior to the Effective Time, subject to performance-based vesting, shall be deemed to have fully satisfied all applicable performance goals such that the corresponding Jupiter Option shall only continue to vest over the remaining service-vesting schedule;. and (iii) each Jupiter Option issued in accordance with this Section 2.03(c) shall be subject to the further terms and conditions set forth in Section 6.01(b)(vi) of the Geneva Disclosure Schedule. For the purposes of this Section 2.03(c), the “Geneva Option Exchange Ratio” is equal to the sum of (A) the Per ADS Share Deliverable plus (B) the Per ADS Cash Consideration divided by the Jupiter Share Price.

(d) Jupiter, Geneva and Bidco shall each take, or procure the taking of, all actions necessary, as applicable, to provide for the treatment of the Geneva Shares Options as set forth in the foregoing provisions of this Section 2.03 and Jupiter, Geneva and Bidco shall cooperate regarding the form and terms of the communications to be made and dispatched to the holders of Geneva Share Options setting out the treatment of the Geneva Share Options in connection with the Scheme of Arrangement.

(e) As of the Effective Time, Bidco shall procure that Jupiter shall assume all of the Geneva Stock Plans, including (i) all of the obligations of Geneva with respect to the Geneva Share Options and (ii) with respect to any amount of shares (as adjusted pursuant to the Exchange Ratio) that remain (or may again become) available for future issuance thereunder, subject to any limitations under Applicable Law or any applicable securities exchange listing requirements.

Section 2.04 Withholding Rights. Bidco, any member of the Bidco Group, any Affiliates of any member of the Bidco Group, any DR Nominee, the Exchange Agent and any other Person shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement or the Scheme of Arrangement (including the Transaction Deliverables) such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder, or any other Applicable Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts (i) shall be remitted to the applicable Governmental Entity, if required by Applicable Law; and (ii) shall be treated for all purposes of this Agreement and the Scheme of Arrangement as having been paid to the person in respect of which such deduction and withholding was made.

Section 2.05 Geneva and Bidco Actions Prior to and at the Closing.

(a) On or prior to the Closing, Geneva shall procure that a meeting of the Geneva Board is held at which resolutions are passed, conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales (and effective as of the Effective Time), approving:

(i) the resignation of such directors of Geneva (and, if required by Bidco, the Geneva company secretary) as Bidco shall determine from (A) the Geneva Board (or as Geneva company secretary) and (B) the boards of directors of any of Geneva’s Subsidiaries on which any such Geneva director also sits; and

(ii) the appointment of such persons as Bidco shall determine as the directors of Geneva (and, if required by Bidco, as Geneva company secretary).

(b) On or prior to the Closing, Bidco shall have obtained, or procured that another member of the Bidco Group shall have obtained, a valuation in respect of the consideration for the delivery of the Exchange Shares in accordance with Section 1028 of the Irish Companies Act 2014 (as amended) (the “Valuation”), if required by Applicable Law.

(c) On the Closing Date, Geneva shall deliver to Bidco a letter of resignation (in customary form) from (or evidence of the removal of) each director or secretary who is to resign in accordance with Section 2.05(a)(i) (provided, that the delivery thereof shall not be a condition to the Closing).

Section 2.06 Further Assurances. Subject to the terms and conditions of this Agreement and the Scheme of Arrangement, at any time before or after the Effective Time, Bidco, Jupiter and Geneva shall each execute any further instruments, deeds, documents, conveyances, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transaction and to carry out the intent and purposes of this Agreement.

Section 2.07 No Fractional Shares.

(a) No fractional Exchange Shares shall be delivered to Scheme Shareholders in connection with the Scheme of Arrangement or otherwise in connection with this Agreement, and no certificates for any such fractional shares shall be issued.

(b) Any fraction of an Exchange Share to which (i) any Scheme Shareholder other than the Depositary (or the Depositary Custodian) would otherwise be entitled will be aggregated and sold in the market by the Exchange Agent as soon as reasonably practicable following the Closing Date and such Scheme Shareholder shall be paid in cash, after the Closing Date, with the net proceeds of the sale (after the deduction of the expenses of the sale (including any Tax and amounts in respect of VAT payable thereon), without interest and subject to any required Tax withholding in accordance with Section 2.04) in due proportion to the fractional shares to which they would otherwise have been entitled, and (ii) the Depositary (or the Depositary Custodian) would otherwise be entitled will be substituted with a direct cash payment to the Depositary (or the Depositary Custodian) (to be made at the same time as the payment of the Cash Consideration), representing the Depositary’s entitlement to a fractional Exchange Share valued using the opening price on Nasdaq of a Jupiter Ordinary Share on the Effective Date. The Parties acknowledge that payments above in lieu of fractional Exchange Shares were not separately bargained-for consideration but merely represent mechanical rounding off for purposes of avoiding the expense and inconvenience to Bidco and Jupiter that would otherwise be caused by the delivery of fractional shares of Exchange Shares.

ARTICLE III

IMPLEMENTATION OF THE SCHEME

Section 3.01 Responsibilities of Geneva in Respect of the Scheme of Arrangement and Geneva Shareholder Meetings.

(a) Geneva shall:

(i) as promptly as practicable following the date hereof (with Geneva using its commercially reasonable efforts to do so within twenty (20) Business Days after the date hereof, except to the extent Geneva is unable to do so due to Bidco or Jupiter’s failure to comply with its obligations under Section 3.02), prepare and file with the SEC a proxy statement (with Bidco’s reasonable cooperation) in preliminary form relating to the

Geneva Shareholder Meetings, which shall, among other customary items, contain and set out the terms and conditions of the Scheme of Arrangement, the explanatory statement required by section 897 of the Companies Act and the notices convening the Scheme Meeting and the Geneva GM (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement” and such matters within the Proxy Statement that relate to the Scheme of Arrangement, the “Scheme Document Annex”);

(ii) as soon as reasonably practicable following the date hereof (with Geneva using its commercially reasonable efforts to do so within twenty (20) Business Days after the date hereof, except to the extent Geneva is unable to do so due to Bidco or Jupiter’s failure to comply with its obligations under Section 3.02), prepare a draft of any other documentation which is to be filed, published and/or mailed in connection with the Scheme Document Annex (including the forms of proxy for use by the Geneva Shareholders at the Geneva GM and by the Scheme Shareholders at the Scheme Meeting (the “Forms of Proxy”)) (the “Ancillary Scheme Documentation”);

(iii) if it determines that it is required pursuant to Applicable Law to file any document other than the Proxy Statement with the SEC in connection with the Transaction (such document, as amended or supplemented, an “Other Required Filing”), promptly prepare and file such Other Required Filing with the SEC;

(iv) use its reasonable best efforts to cause the Proxy Statement (including the Scheme Document Annex), the Ancillary Scheme Documentation and any Other Required Filing (and, in each case, any amendment or supplement thereto) (together, the “Transaction Documentation”) to comply in all material respects with Applicable Law (including the Companies Act and any applicable rules and regulations of the SEC and Nasdaq) and have the Proxy Statement clear any SEC review and file the Proxy Statement in definitive form as promptly as practicable after the initial filing thereof (and completion of any SEC review) and shall use its reasonable best efforts to cause the Proxy Statement (including the Scheme Document Annex) and Forms of Proxy (together with any other Ancillary Scheme Documentation to be mailed) to be mailed to the Geneva Shareholders as promptly as reasonably practicable after Geneva learns that the preliminary Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon and the Court approves the convening of the Scheme Meeting;

(v) prior to filing, publishing or mailing any Transaction Documentation or responding to any requests or comments of the SEC or the Court with respect thereto, consult with the Bidco Group as to the form and content of such Transaction Documentation, and, for such purpose, shall afford the Bidco Group reasonably sufficient time to consider the Transaction Documentation and shall take into consideration in good faith all comments reasonably proposed by Bidco, except that no such consultation or consideration shall be required with respect to disclosure regarding a Geneva Adverse Recommendation Change made in accordance with Section 6.02;

(vi) advise Bidco promptly after it receives any oral or written request by the SEC or the Court for amendment of any of the Transaction Documentation or Court Documentation or comments thereon and responses thereto or requests by the SEC or the Court for additional information, and promptly provide Bidco with copies of any written communication from the SEC or the Court or any state securities commission and use reasonable best efforts to respond as promptly as practicable to any comments, responses or requests by the SEC or the Court with respect to the Transaction Documentation and Court Documentation;

(vii) provide Bidco with drafts of any further documents, witness statements, affidavits or evidence to be submitted to the Court in relation to the Scheme of Arrangement (the “Court Documentation”);

(viii) afford Bidco reasonably sufficient time to consider all Court Documentation and take into consideration all comments reasonably proposed by Bidco, other than comments regarding a Geneva Adverse Recommendation Change made in accordance with Section 6.02;

(ix) for the purpose of implementing the Scheme of Arrangement, instruct a Queen’s Counsel from Erskine Chambers;

(x) as promptly as reasonably practicable, notify Bidco of any matter of which it becomes aware which would reasonably be expected to prevent, materially delay or materially impede the filing, publication or mailing of any Transaction Documentation or Court Documentation;

(xi) as promptly as reasonably practicable, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for directions to convene the Scheme Meeting and settling with the Court the Scheme Document, the Forms of Proxy (and, to the extent applicable, any other Transaction Documentation) and taking such other steps as may be required or desirable in connection with such application, in each case as promptly as reasonably practicable), and use its reasonable best efforts so as to ensure that such matters are dealt with as promptly as practicable in order to facilitate the dispatch of the relevant Transaction Documentation to Geneva Shareholders as soon as practicable following the date hereof;

(xii) procure the publication of the advertisements required by Applicable Law and dispatch of the relevant Transaction Documentation to Geneva Shareholders on the Register of Members of Geneva on the record date and time established by Geneva (in accordance with Applicable Law and, in respect of the Scheme Meeting, with the consent of the Court) as promptly as reasonably practicable after the direction of the Court to dispatch such documents has been obtained, and thereafter shall file, publish and/or mail such other documents and information as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with Applicable Law (and Geneva shall consult with Bidco as with respect thereto and shall afford Bidco reasonably sufficient time to consider such documents and information and shall take into consideration in good faith all comments reasonably proposed by Bidco, except that no such consultation or consideration shall be required with respect to disclosure regarding a Geneva Adverse Recommendation Change made in accordance with Section 6.02) as promptly as reasonably practicable after the approval or direction of the Court to file, publish or mail such documents and information has been given;

(xiii) unless the Geneva Board has effected a Geneva Adverse Recommendation Change in accordance with Section 6.02, procure that the Proxy Statement (and the Scheme Document Annex) includes the Geneva Board Recommendation;

(xiv) include in the Proxy Statement (and the Scheme Document Annex) a notice convening the Geneva GM to be held immediately following the Scheme Meeting to consider and, if thought fit, approve the Geneva Shareholder Resolution;

(xv) establish a record date and time for and convene and hold the Scheme Meeting and the Geneva GM as soon as reasonably practicable following the date of this Agreement (and such that, subject only to Section 3.02, the Scheme Meeting and Geneva GM are convened for the date that is as soon after the date of the dispatch of the relevant Transaction Documentation as is reasonably practicable and permissible under Applicable Law and the Geneva Organizational Documents (and, in any event, use commercially reasonable efforts to do so by no later than the date falling 40 calendar days after the dispatch of the Proxy Statement (including the Scheme Document Annex)), in each case subject to Section 3.01(a)(xviii), and use commercially reasonable efforts to ensure that the Scheme Meeting and Geneva GM are convened, held and conducted in compliance with this Agreement, the Geneva Organizational Documents and Applicable Law (including, where relevant, the directions of the Court);

(xvi) permit a reasonable number of Representatives of Bidco and Jupiter to attend and observe the Scheme Meeting and the Geneva GM and, unless the Court otherwise directs, to attend and observe each hearing of the Court;

(xvii) keep Bidco informed on a reasonably regular basis, during the period between the dispatch of the Transaction Documentation to Geneva Shareholders and the date of the Geneva Shareholder Meetings, of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and the Geneva GM (with the number of valid proxy votes for and against being separately identified in respect of each resolution), and in any event provide such number as soon as reasonably practicable following a request by Bidco or its Representatives and, unless the Geneva Board has effected a Geneva Adverse Recommendation Change in accordance with Section 6.02, use reasonable best efforts to obtain the Geneva Shareholder Approvals and conduct any proxy solicitation exercise and undertake any other steps as may reasonably be requested by any member of the Bidco Group to assist in obtaining the Geneva Shareholder Approvals;

(xviii) except as required by Applicable Law or the Court, not postpone or adjourn the Scheme Meeting or the Geneva GM; provided, however, that Geneva may, without the consent of Bidco and only in accordance with the Geneva Organizational Documents, Applicable Law and, if relevant, the consent of the Court, adjourn or postpone the Scheme Meeting and/or the Geneva GM (A) in the case of adjournment, if requested by the Geneva Shareholders (on a poll) to do so, provided that the adjournment resolution was not proposed, procured or instigated by or on behalf of Geneva or any of its officers, directors, employees, agents or other Representatives acting on Geneva’s behalf or at Geneva’s direction, (B) to the extent necessary to ensure that any required (or, as determined by the Geneva Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with Bidco, advisable) supplement or amendment to the Proxy Statement or Scheme Document Annex is provided to the Geneva Shareholders or to permit dissemination of information which is material to the Geneva Shareholders voting at the Geneva Shareholder Meetings, with such postponement or adjournment to extend for no longer than the period that the Geneva Board determines in good faith (after consulting with outside counsel) is reasonably necessary or (having first consulted with Bidco) advisable to give the Geneva Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated (provided, that no such postponement or adjournment under this clause (B) may be to a date that is after the 10th Business Day after the date of such disclosure or dissemination other than to the extent required by Applicable Law), (C) if, as of the time for which the Scheme Meeting or the Geneva GM is scheduled (as set forth in the Scheme Document Annex), there are insufficient Geneva Ordinary Shares or Scheme Shares (as applicable) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Geneva GM, but only until a meeting can be held at which there are a sufficient number of Geneva Ordinary Shares or Scheme Shares (as applicable) represented to constitute a quorum, or (D) to solicit additional proxies for the purpose of obtaining the Geneva Shareholder Approvals, but only until a meeting can be held at which there are sufficient number of votes of the Geneva Shareholders or Scheme Shareholders (as applicable) to obtain the relevant Geneva Shareholder Approvals (provided, that no such postponement or adjournment pursuant to the foregoing clauses (C) or (D) may be for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 30 Business Days after the date on which the Scheme Meeting or the Geneva GM were originally scheduled, as applicable, and (y) 15 Business Days before the End Date);

(xix) not propose any matters to be voted on at the Scheme Meeting or the Geneva GM other than the matters contemplated by this Agreement in connection with the Geneva Shareholder Approvals (and matters of procedure and matters required by or advisable under Applicable Law to be voted on by the Geneva Shareholders in connection therewith);

(xx) not withdraw the Scheme of Arrangement or allow it to lapse without the prior written consent of Bidco;

(xxi) following the Geneva Shareholder Meetings, if the Geneva Shareholder Approvals have been obtained and all other conditions set forth in Article IX are satisfied or (to the extent permitted by Applicable Law) waived (other than (A) those conditions that by their nature are to be satisfied at the Closing (but subject to those conditions being able to be satisfied or having been waived) and (B) the condition set forth in Section 9.01(b)), subject to the proviso to the first sentence of Section 1.02, take all necessary steps on the part of Geneva, including to prepare and issue, serve and lodge all such court documents as are required, to seek the sanction of the Court to the Scheme of Arrangement as promptly as practicable thereafter; provided that Geneva shall be permitted to make honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law (it being understood, for the avoidance of doubt, that the pendency of the Marketing Period shall not prohibit Geneva from taking (or relieve Geneva’s obligations in this clause (xxi) or otherwise to take) actions such that the hearing to sanction the Scheme of Arrangement can be held as promptly as practicable following the date specified in the proviso to the first sentence of Section 1.02);

(xxii) give such undertakings as are required by the Court in connection with the Scheme of Arrangement;

(xxiii) promptly provide Bidco with a certified copy of the resolution passed at the Scheme Meeting, the Geneva Shareholder Resolution passed at the Geneva GM and of each order of the Court (including the Court Order) once obtained, and use reasonable best efforts to deliver the Court Order to the Registrar of Companies in England and Wales on, or as promptly as practicable (and in any event within two Business Days) after, the date that the condition set forth in Section 9.01(b) is satisfied;

(xxiv) to the extent not covered by the foregoing clauses (i) through (xxiii) of this Section 3.01(a), use reasonable best efforts to cooperate fully and in good faith, and procure that its Subsidiaries and its and their respective Representatives cooperate in good faith, with the Bidco Group and their respective Representatives in preparing the Transaction Documentation and Court Documentation, convening and holding the Geneva Shareholder Meetings and obtaining the sanction of the Court of the Scheme of Arrangement (including making such confirmations to the Court and otherwise engaging with the Court, and instructing its counsel to engage with the Court, in such manner as to obtain such sanction from the Court); provided that Geneva shall be permitted to (x) make honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law or (y) make a Geneva Adverse Recommendation Change in accordance with Section 6.02) as expeditiously as practicable; and

(xxv) notwithstanding anything to the contrary in this Agreement, the obligations of Geneva under this Section 3.01 shall continue in full force and effect following any Geneva Adverse Recommendation Change unless this Agreement is validly terminated in accordance with Article X or as expressly provided in clauses (i) through (xxiv).

Section 3.02 Responsibilities of Bidco and Jupiter in Respect of the Scheme of Arrangement.

(a) Each of Bidco and Jupiter shall:

(i) instruct counsel to appear on its behalf at the Court hearing to sanction the Scheme of Arrangement, and undertake to the Court to be bound by the terms of the Scheme of Arrangement insofar as it relates to Bidco or Jupiter (as applicable), it being understood, for the avoidance of doubt, that this shall not oblige Bidco or Jupiter to waive any of the conditions to Closing or treat them as satisfied;

(ii) subject to the terms of this Agreement, afford all such prompt cooperation and assistance, and procure that each member of the Bidco Group affords all such prompt cooperation and assistance, as may reasonably be requested by Geneva in respect of the preparation and verification of any document required for the implementation of the Scheme of Arrangement or any other matter covered by Section 3.01, including the prompt and timely provision to Geneva of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Geneva may reasonably request (including for the purposes of preparing the Transaction Documentation and the Court Documentation), including, if required, pro forma financial statements satisfying the applicable requirements of Schedule 14A under the 1934 Act;

(iii) review and provide comments (if any) in a reasonably timely manner on all Transaction Documentation and Court Documentation submitted to it;

(iv) as soon as reasonably practicable, notify Geneva of any matter of which it becomes aware which would reasonably be expected to prevent, materially delay or materially impede the filing, publication or mailing of any Transaction Documentation or Court Documentation; and

(v) to the extent not covered by the foregoing clauses (i) through (iv) of this Section 3.02(a), use reasonable best efforts to cooperate in good faith, and procure that its Subsidiaries and its and their respective Representatives cooperate in good faith, with Geneva and its Representatives in preparing the Transaction Documentation and Court Documentation and convening and holding the Geneva Shareholder Meetings as expeditiously as reasonably practicable.

Section 3.03 Mutual Provisions in Relation to the Scheme of Arrangement and the Geneva Shareholder Meetings.

(a) If Bidco or Geneva acting reasonably considers that an amendment should be made to the provisions of the Scheme of Arrangement in order to implement the Transaction in as efficient a manner as practicable, it may notify the other Parties and the Parties shall be obliged to consider and negotiate, acting reasonably and in good faith, such amendment; provided that no Party shall be required to consider or negotiate any amendment that would (i) prevent, materially delay or materially impede the Closing, (ii) alter or change the amount, nature or mix of the Transaction Deliverables or (iii) adversely affect it or its shareholders in any material respect).

(b) If, at any time prior to the receipt of the Geneva Shareholder Approvals, Geneva, Bidco or Jupiter discover that any of the Transaction Documentation contains any misstatement of a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and, if such discovery is made prior to the receipt of the Geneva Shareholder Approvals, as promptly as reasonably practicable thereafter Geneva shall file with the SEC and the Court, as applicable, any necessary amendment of, or supplement to, the Transaction Documentation and, to the extent required by Applicable Law, disseminate the information contained in such amendment or supplement to the Geneva Shareholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GENEVA

Except (a) as set forth in the section or subsection of the Geneva Disclosure Schedule corresponding to the particular section or subsection in this Article IV or in any other section or subsection of Article IV of the Geneva Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that it is applicable to qualify such representation and warranty and (b) as disclosed in any Geneva SEC Document publicly filed since January 1, 2019 and prior to the date of this Agreement; provided that in no event shall any information contained in any part of any Geneva SEC Document entitled “Risk Factors,” “Forward-Looking Statements,” “Special Note Regarding Forward Looking Statements” or “Note Regarding Forward Looking Statements” or any other disclosures in any Geneva SEC Document that are not statements of fact or are cautionary, predictive or forward-looking in nature be deemed to be a disclosure for purposes of or otherwise qualify any such representations and warranties; provided, further that this clause (b) will not apply to the representations and warranties contained in Section 4.01, Section 4.02, Section 4.05, Section 4.06, Section 4.25, Section 4.26 or Section 4.27, Geneva hereby represents and warrants to Bidco and Jupiter as set forth below:

Section 4.01 Corporate Existence and Power. Geneva is a public limited company duly incorporated and validly existing under the laws of England and Wales. Geneva has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, (a) have a Material Adverse Effect or (b) prevent, materially delay or materially impair the ability of Geneva to perform its obligations under this Agreement or to consummate the Transaction. Geneva is duly qualified to do business and, where applicable, is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Geneva to perform its obligations under this Agreement or to consummate the Transaction. Prior to the date of this Agreement, Geneva has made available to Bidco a true and complete copy of the articles of association of Geneva as in effect on the date of this Agreement (the “Geneva Organizational Documents”). The Geneva Organizational Documents are in full force and effect and Geneva is not in violation of the Geneva Organizational Documents in any material respect. Geneva has made available prior to the date of this Agreement true and complete copies of the minute books of the Geneva Board from January 1, 2019 to the date hereof; provided, however, that (i) Geneva has redacted such materials to the extent necessary to omit information concerning this Agreement or the transactions contemplated hereby, competitively or commercially sensitive information or privileged information and (ii) minutes of meetings that pertain solely to discussion of this Agreement or the transactions contemplated hereby have not been provided.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by Geneva of this Agreement and the Scheme of Arrangement and the consummation by Geneva of the transactions contemplated by this Agreement and the Scheme of Arrangement are within the corporate powers and authority of Geneva and, except for the Geneva Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, have been duly authorized by all necessary corporate action on the part of Geneva. The Geneva Shareholder Approvals are the only votes of the Geneva Shareholders or the holders of any other Equity Securities of Geneva necessary in connection with this Agreement and the Scheme of Arrangement and the consummation by Geneva of the transactions contemplated by this Agreement and the Scheme of Arrangement. This Agreement has been and the Scheme of Arrangement will be duly executed and delivered by Geneva and (assuming due authorization, execution and delivery by Bidco and Jupiter) constitutes a valid, legal and binding agreement of Geneva enforceable against Geneva in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).

(b) At a meeting duly called and held, the Geneva Board unanimously resolved (i) that this Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby (including the Transaction) are fair to and in the best interests of Geneva for the benefit of the Geneva Shareholders as a whole, (ii) that this Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby (including the Transaction) be and are approved and (iii) to recommend to the Geneva Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Geneva Shareholder Resolution at the Geneva GM (such recommendation referred to herein as the “Geneva Board Recommendation”). Except, with respect to clause (iii) of the preceding sentence, as permitted by Section 6.02, the Geneva Board has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03 Governmental Authorization. The execution, delivery and performance by Geneva of this Agreement and the Scheme of Arrangement and the consummation by Geneva of the transactions contemplated hereby and by the Scheme of Arrangement (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act, (b) compliance with any applicable Antitrust Laws of any non-U.S. jurisdictions (collectively, “Foreign Antitrust Laws”), (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable (the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable, collectively “Nasdaq”), (d) compliance with any applicable requirements of the Companies Act, (e) the sanction of the Scheme of Arrangement by the Court and (f) any other actions, Consents or Filings the absence of which (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Geneva to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.04 Non-contravention. Assuming compliance with the matters referred to in Section 4.03 and receipt of the Geneva Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, the execution, delivery and performance by Geneva of this Agreement and the consummation of the transactions contemplated hereby and thereby and by the Scheme of Arrangement (including the Transaction) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Geneva Organizational Documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Geneva or any of its Subsidiaries is entitled under, any provision of any Contract or Geneva Permit binding on Geneva or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Geneva or any of its Subsidiaries, except, in the case of clauses (b)-(d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Geneva to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.05 Capitalization.

(a) As of the close of business on January 29, 2021 (the “Capitalization Date”), (i) there were 376,032,272 Geneva Ordinary Shares in issue (of which (A) none were held in treasury and (B) 363,488,172 Geneva Ordinary Shares were deposited with the Depositary or the Depositary Custodian pursuant to the Deposit Agreement and represented by 30,290,681 Geneva ADSs), (ii) there were in existence Geneva Share Options to purchase an aggregate of 1,378,820 Geneva ADSs (representing 16,545,840 Ordinary Shares) and (iii) 1,534,603 additional Geneva ADSs or 18,415,236 additional Geneva Ordinary Shares were reserved for issuance pursuant to Geneva Stock Plans. Except as set forth in the preceding sentence of this Section 4.05(a), as of the date hereof, there are no issued, reserved for issuance or outstanding Geneva Ordinary Shares or other Equity Securities of Geneva, other than (x) Geneva ADSs issued after the Capitalization Date under the Deposit Agreement in exchange for the deposit with the Depositary (or the Depositary Custodian) of Geneva Ordinary Shares outstanding as of the Capitalization Date as set forth in the preceding sentence, (y) Geneva Ordinary Shares included in the amount specified in clause (i)(B) of the preceding sentence and delivered after the Capitalization Date upon the surrender and cancellation of Geneva ADSs pursuant to the Deposit Agreement or (z) Geneva Ordinary Shares or Geneva ADSs issued after the Capitalization Date pursuant to the exercise of Geneva Share Options outstanding as of the Capitalization Date as set forth in the preceding sentence. Each Geneva ADS represents a beneficial ownership interest in 12 Geneva Ordinary Shares, subject to the terms and conditions of the Deposit Agreement. All outstanding Geneva Ordinary Shares and Geneva ADSs have been, and all shares or other securities in the capital of Geneva that may be issued prior to the Effective Time will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid or credited as fully paid, nonassessable, free from any transfer restrictions (other than transfer restrictions arising under applicable securities laws) and have not been and will not be issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person. No Subsidiary of Geneva owns any Geneva Ordinary Shares or other Equity Securities of Geneva.

(b) Section 4.05(b) of the Geneva Disclosure Schedule sets forth a true and complete list, as of the close of business on the Capitalization Date, of (i) each Geneva Share Option, (ii) the number of Geneva ADSs or Geneva Ordinary Shares underlying each Geneva Share Option (assuming achievement at target performance for any performance-based Geneva Share Options), (iii) the date on which the Geneva Share Option was granted, (iv) the Geneva Employee Plan under which the Geneva Share Option was granted, (v) the exercise price of each Geneva Share Option, if applicable, and (vi) the expiration date of each Geneva Share Option, if applicable.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of Geneva or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Geneva have the right to vote. There are no outstanding obligations of Geneva or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Geneva Ordinary Shares or other Equity Securities of Geneva (other than pursuant to the exercise or settlement of Geneva Share Options, or the forfeiture of, or withholding of Taxes with respect to, Geneva Share Options). Neither Geneva nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Geneva Ordinary Shares or other Equity Securities of Geneva other than the Deposit Agreement. Geneva is in compliance in all material respects with the Deposit Agreement. Geneva has made available to Bidco a true and complete copy of the Deposit Agreement.

Section 4.06 Subsidiaries.

(a) Each Subsidiary of Geneva is a corporation or other entity duly incorporated, formed or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of Geneva’s “significant subsidiaries” as of the date hereof, as such term is defined in Regulation S-X promulgated by the SEC is in material violation of any of its articles of association, certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent, constitutional or organizational documents, in each case as amended to and in effect as of the date hereof. Section 4.06(a) of the Geneva Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each Subsidiary of Geneva (excluding, for the avoidance of doubt, any branch offices) and each Person in which Geneva or any Subsidiary of Geneva owns an equity or other economic interest, together with (i) the jurisdiction of incorporation, formation or organization, as the case may be, of each Subsidiary of Geneva or such other Person, (ii) the type and percentage of interests held, directly or indirectly, by Geneva in each of its Subsidiaries or in each such other Person, (iii) in the case of a Subsidiary of Geneva, the names and the type of and percentage of interests held by any Person other than Geneva or a Subsidiary of Geneva in such Subsidiary of Geneva and (iv) the classification for U.S. federal income Tax purposes of each Subsidiary of Geneva.

(b) All of the issued and outstanding share capital or other Equity Securities of each Subsidiary of Geneva have been validly issued and are fully paid or credited as fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by Geneva, directly or indirectly, free and clear of any Lien (other than transfer restrictions arising under securities laws or under the organizational documents of such Subsidiary) and have not been issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person. There are no outstanding obligations of Geneva or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Geneva.

Section 4.07 SEC Filings; the Sarbanes-Oxley Act and UK Company Filings.

(a) Geneva has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Geneva since January 1, 2019 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Geneva SEC Documents”). No Subsidiary of Geneva is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Geneva SEC Documents filed or furnished prior to the date of this Agreement complied, and each Geneva SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement, that the representations and warranties set forth in Section 5.09 are true and correct) will comply, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be. Geneva is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Geneva SEC Document filed or furnished prior to the date of this Agreement did not, and each Geneva SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement, that the representations and warranties set forth in Section 5.09 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) As of the date of this Agreement, (i) there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Geneva SEC Documents and (ii) to the knowledge of Geneva, none of the Geneva SEC Documents (including the financial statements included therein) are subject to ongoing SEC review.

(e) Geneva maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in Geneva’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Geneva’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Geneva and the principal financial officer of Geneva to make the certifications required under the 1934 Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) Geneva maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) designed to provide reasonable assurance regarding the reliability of Geneva’s financial reporting and the preparation of Geneva’s financial statements for external purposes in accordance with GAAP, and Geneva’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Geneva’s auditors and the audit committee of the Geneva Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Geneva’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Geneva has made available to Bidco prior to the date of this Agreement a true and complete summary (in all material respects) or copies of any disclosure of the type described in the preceding sentence made by management to Geneva’s auditors and audit committee during the period beginning on January 1, 2019 and ending as of the date hereof. Since January 1, 2019 to the date of this Agreement, each of the principal executive officer and principal financial officer of Geneva (or each former principal executive officer and principal financial officer of Geneva, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq. As of the date of this Agreement, neither Geneva nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(g) All returns, resolutions and other documents required under the United Kingdom Companies Legislation to be delivered by or on behalf of Geneva or any of its Subsidiaries to the Registrar of Companies in England and Wales have, in all material respects, been prepared and delivered in accordance with applicable requirements.

(h) The Scheme Document Annex and the Proxy Statement will not, on the date the Scheme Document Annex and the Proxy Statement (and any amendment or supplement thereto) are first made available to Geneva Shareholders in definitive form and on the date of the Scheme Meeting and the Geneva GM, as applicable, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Geneva makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement or the Scheme Document Annex (in each case including any amendment or supplement thereto) based on information supplied in writing by or on behalf of Jupiter or any of its Affiliates for inclusion or incorporation by reference therein.

Section 4.08 Financial Statements and Financial Matters.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Geneva included or incorporated by reference in Geneva SEC Documents (or, if any such Geneva SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Geneva SEC Document) present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Geneva and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared in all material respects from the books and records of Geneva and its Subsidiaries.

(b) From January 1, 2019 to the date of this Agreement, Geneva has not received written notice from the SEC, the FCA, the FRC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC, the FCA, the FRC or any other Governmental Authority. Since January 31, 2019 to the date of this Agreement, neither Geneva nor any Subsidiary of Geneva has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Geneva or any Subsidiary of Geneva or their respective internal accounting controls.

Section 4.09 Absence of Certain Changes.

(a) (i) Since the Balance Sheet Date through the date of this Agreement, except for the negotiation of this Agreement and the transactions contemplated hereby, the business of Geneva and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) since the Balance Sheet Date, there has not been any event, change, effect, circumstance, fact, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any action taken by Geneva or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would require Bidco’s consent under clauses (ii), (iii), (vi), (vii), (viii), (ix), (xiii), (xiv), (xv), (xvi) or (xvii) of Section 6.01(b) (or solely with respect to the foregoing clauses, clause (xxi) of Section 6.01(b)).

Section 4.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of Geneva or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations specifically disclosed, reflected or reserved against in Geneva Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, (c) liabilities expressly required or expressly contemplated by this Agreement or (d) other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”) that have not been so described in Geneva SEC Documents.

Section 4.11 Litigation. There are no Proceedings pending or, to the knowledge of Geneva, threatened against Geneva, any of its Subsidiaries, any present or, to the knowledge of Geneva, former officers, directors or employees of Geneva or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of Geneva or any of its Subsidiaries, by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority, (a) that have had, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (b) that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Geneva to perform its obligations under this Agreement or to consummate the Transaction; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to Proceedings that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is (in the case of clause (ii) below, as of the date of this Agreement) no Order outstanding against Geneva, any of its Subsidiaries, any present or, to the knowledge of Geneva, former officers, directors or employees of Geneva or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of Geneva or any of its Subsidiaries or, to the knowledge of Geneva, threatened against or affecting Geneva, any of its Subsidiaries, any present or, to the knowledge of Geneva, former officers, directors or employees of Geneva in their respective capacities as such, or any of the respective properties or assets of any of Geneva or any of its Subsidiaries, that (i) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (ii) would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Geneva to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.12 Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Geneva and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses as they are now being conducted (the “Geneva Permits”). Geneva and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of Geneva Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Geneva Permits are in full force and effect (subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto) and no default (with or without notice, lapse of time, or both) has occurred under any Geneva Permit and there are no Proceedings pending, or, to the knowledge of Geneva, threatened that seek, and the revocation, cancellation, termination, non-renewal or adverse modification of any Geneva Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13 Compliance with Laws. Geneva and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with, and are not, and since January 1, 2019 have not been, in default under or in violation of, all Applicable Laws, except for failures to comply that (i) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Geneva to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.14 Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of Geneva and its Subsidiaries holds (A) all authorizations under the U.S. Food, Drug, and Cosmetic Act of 1938 (the “FDCA”), the U.S. Public Health Service Act (the “PHSA”), and the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, packaging, labelling, storage, transport, marketing, distribution, sale, pricing, import or export of any of the Geneva Products (any such Governmental Authority, a “Geneva Regulatory Agency”) necessary for the lawful operation of the businesses of Geneva or any of its Subsidiaries as currently conducted (the “Geneva Regulatory Permits”); (ii) all such Geneva Regulatory Permits are valid and in full force and effect (subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto); and (iii) Geneva and its Subsidiaries are in compliance with the terms of all Geneva Regulatory Permits. To the knowledge of Geneva, as of the date hereof the Specified Geneva Product qualifies for a period of orphan drug exclusivity in the United States for: (i) the treatment of seizures associated with tuberous sclerosis complex in patients 1 year of age and older that expires July 31, 2027; and (ii) the treatment of seizures associated with Lennox-Gastaut syndrome and Dravet syndrome in patients aged 1 to less than 2 that expires July 31, 2027. Geneva has not received any communication from the FDA from January 1, 2018 to the date hereof asserting, and does not otherwise have knowledge, as of the date hereof, of any information to suggest, that the Specified Geneva Product does not qualify for or will not receive such orphan exclusivities.

(b) As of the date hereof, neither Geneva nor any of its Subsidiaries are party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Geneva Regulatory Agency.

(c) All pre-clinical and clinical investigations in respect of a Geneva Product conducted or sponsored by Geneva or any of its Subsidiaries are being, and since January 1, 2019 have been, conducted in compliance with all Applicable Laws administered or issued by the applicable Geneva Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations and (ii) any Applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, during the period beginning on January 1, 2019 and ending on the date of this Agreement, neither Geneva nor any of its Subsidiaries has received any written notice from the FDA or the European Medicines Agency (the “EMA”) or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, distribution, storage, transport, packaging or manufacturing of Geneva Products that would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Geneva Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Geneva Regulatory Agency.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Geneva and its respective directors, officers, employees and, to the knowledge of Geneva, its other agents (while acting in such capacity) are, and since January 1, 2019 have been, in compliance with all Applicable Laws relating to controlled substances or the manufacturing, distributing, transporting, labeling, packaging, dispensing, using, reporting, storing, disposing, importing, exporting, controlling, wholesaling, brokering or trading of controlled substances, including the federal Controlled Substances Act (21 U.S.C. §§ 801 et seq.), the regulations promulgated pursuant thereto, and any other similar local, state, or foreign laws (including in each jurisdiction where Epidiolex or Sativex are approved or have ongoing clinical trials), including all necessary registration, recordkeeping, reporting, security and storage requirements. Since January 1, 2019 to the date hereof, Geneva has not received any correspondence or any other written communication from any Governmental Authority, including the Drug Enforcement Administration and local, state or foreign regulatory and law enforcement authorities, of potential or actual non-compliance by, or liability of, Geneva under any Applicable Law relating to controlled substances.

(f) Since January 1, 2019, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Geneva Regulatory Agency by Geneva and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2019, neither Geneva nor any of its Subsidiaries, nor, to the knowledge of Geneva, any officer, employee, agent or distributor of Geneva or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Geneva Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Geneva Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Geneva or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Geneva Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that has not had and would not reasonably be expected to have, individually or in the aggregate, a

Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, (i) neither Geneva nor any of its Subsidiaries, nor, to the knowledge of Geneva, any officer, employee, agent or distributor of Geneva or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which material quantities of any of the Geneva Products are sold or where Geneva has publicly announced an intention to sell a Geneva Product in 2021; and (ii) neither Geneva nor any of its Subsidiaries, nor, to the knowledge of Geneva, any officer, employee, agent or distributor of Geneva or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could reasonably be expected to be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar program, including any conduct that would constitute non-compliance with the Federal Anti-Kickback Statute, Federal False Claims Act, or their respective state equivalents.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as to each Geneva Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Geneva Products are sold that has been developed, manufactured, tested, distributed or marketed by or on behalf of Geneva or any of its Subsidiaries, each such Geneva Product is being or has been developed, manufactured, stored, distributed and marketed in compliance with all Applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There are no Proceedings pending or, to the knowledge of Geneva, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Geneva Product by Geneva or any of its Subsidiaries of any Applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) during the period beginning on January 1, 2019 and ending on the date of this Agreement, neither Geneva nor any of its Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any material recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Geneva Product and (ii) to the knowledge of Geneva, neither Geneva nor any of its Subsidiaries has received, any written notice from the FDA or any other Geneva Regulatory Agency during the period beginning on January 1, 2019 and ending on the date of this Agreement regarding (A) the recall, market withdrawal or replacement of any Geneva Product sold (other than recalls, withdrawals or replacements that are not material to Geneva and its Subsidiaries, taken as a whole), (B) a material change in the marketing classification or a material change in the labeling of any such Geneva Products, (C) a termination or suspension of the manufacturing, marketing, or distribution of such Geneva Products, or (D) a material negative change in reimbursement status of a Geneva Product.

(i) No notification is required under Part XII of the United Kingdom Financial Services and Markets Act 2000 to the FCA or the United Kingdom Prudential Regulation Authority in connection with the Transaction.

Section 4.15 Material Contracts.

(a) Section 4.15(a) of the Geneva Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts to which Geneva or any of its Subsidiaries is a party or by which any of them or any of their respective assets are bound (each such Contract listed or required to be so listed, and each of the following Contracts to which Geneva or any of its Subsidiaries becomes a party or by which any of them or any of their respective assets become bound after the date of this Agreement, a “Geneva Material Contract”):

(i) any Contract (other than Leases), including any manufacturing, supply or distribution agreement, that involved in the fiscal year ending December 31, 2020, the payment or delivery of cash or other consideration by or to Geneva or any of its Subsidiaries in an amount that had a value or having an expected value in excess of $5,000,000;

(ii) any Contract that relates primarily to, and is material to, the manufacture or distribution of the Specified Geneva Product (excluding Contracts that would reasonably be expected to be replaceable in the event of the termination or expiration of such Contract on substantially similar or improved terms without any material disruption to the manufacture or distribution of the Specified Geneva Product);

(iii) each Contract providing for or (in the case of subclause (B) related to) the acquisition or disposition of assets outside of the ordinary course of business or of securities by or from any Person or any business (or any contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) (A) entered into since December 31, 2018 that involved or would reasonably be expected to involve the payment of consideration in excess of $10,000,000 in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) (x) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve or would reasonably be expected to require the receipt or making of payments in excess of $10,000,000 or (y) any provision pursuant to which any Equity Securities of Geneva or any of its Subsidiaries (including any Geneva ADS, but excluding any Geneva Employee Plans) may be issued;

(iv) any Contract between any Governmental Authority, on the one hand, and Geneva or any of its Subsidiaries, on the other hand, involving or that would reasonably be expected to involve payments to or from such Governmental Authority in an amount having an expected value in excess of $3,000,000 in the fiscal year ending December 31, 2020;

(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of Geneva or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area, (B) contains material exclusivity or “most favored nation” obligations or restrictions with respect to Geneva or any of its Subsidiaries or (C) contains any other provisions that restrict the ability of Geneva or any of its Subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Geneva Product, directly or indirectly through third parties, in any material respect;

(vi) any Contract relating to Indebtedness of Geneva or any of its Subsidiaries (including under any short-term financing facility) in excess of $5,000,000 (whether incurred, assumed, guaranteed or secured by any asset of Geneva or any of its Subsidiaries) other than any Contract exclusively between or among Geneva and any of its wholly owned Subsidiaries;

(vii) any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of Geneva or any of its Subsidiaries or the repurchase or redemption of, any Equity Securities of Geneva or any of its Subsidiaries (other than Contracts relating to Indebtedness described in clause (vi) of this Section 4.15(a) and set forth in in clause (vi) of Section 4.15(a) of the Geneva Disclosure Schedule);

(viii) any material joint venture, profit-sharing, partnership, collaboration or co-promotion agreement;

(ix) any Contract with any Person (A) pursuant to which Geneva or its Subsidiaries are required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events (other than any Contract with contract research organizations for internal research entered into in the ordinary course of business) or (B) under which Geneva or its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license, or any other similar rights with respect to any Geneva Product or any material Intellectual Property Rights, in the case of each of clauses (A) and (B), which payments are in an amount having an expected value in excess of $3,000,000 in the fiscal year ending December 31, 2020;

(x) any lease or sublease for personal property for which annual rental payments made by Geneva or any of its Subsidiaries were, or are expected to be, in excess of $5,000,000 in the fiscal year ending December 31, 2020;

(xi) all material Contracts pursuant to which Geneva or any of its Subsidiaries (A) receives or is granted any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software, or other commercially available technology), including any Intellectual Property Rights with respect to any Geneva Product, or (B) grants any license (including any sublicense) to, or covenant not to be sued under, any Geneva Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business), in the case of each of clauses (A) and (B), that (1) involved aggregate payments by or to Geneva or any of its Subsidiaries in excess of $2,000,000 in the fiscal year ending December 31, 2020 or will involve aggregate payments by or to Geneva or any of its Subsidiaries in excess of $2,000,000 in any fiscal year thereafter or (2) are material to the development, manufacture or sale of a Geneva Product;

(xii) any material Contract with any insurance company, prepaid health plan, health maintenance organization, preferred provider organization or private or public healthcare program;

(xiii) any Contracts (A) with any record or, to the knowledge of Geneva, beneficial owner as of the date hereof of five percent or more of the voting securities of Geneva, or (B) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the 1933 Act;

(xiv) any Contract involving the settlement or compromise of any Proceedings (whether pending or threatened) (or series of related Proceedings) which (A) will involve payments after the date of this Agreement in excess of $1,000,000 or (B) will impose materially burdensome monitoring or reporting obligations to any other Person outside the ordinary course of business consistent or material restrictions on Geneva or any Subsidiary of Geneva (or, following the Closing, on Jupiter or any Subsidiary of Jupiter);

(xv) any settlement agreements entered into by or with respect to Geneva or any of its Subsidiaries with any Taxing Authority and providing for payments in excess of $10,000,000;

(xvi) any Contract that obligates Geneva or any Subsidiary of Geneva to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $5,000,000; and

(xvii) any other Contract required to be filed by Geneva pursuant to Item 601(b)(10) of Regulation S-K.

(b) All of Geneva Material Contracts are, subject to the Bankruptcy and Equity Exceptions, (i) valid and binding obligations of Geneva or a Subsidiary of Geneva (as the case may be) and, to the knowledge of Geneva, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with their respective terms against Geneva or its Subsidiaries (as the case may be) and, to the knowledge of Geneva, each of the other parties thereto (in each case except for such Geneva Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Geneva or any of its Subsidiaries of any of the provisions thereof), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Geneva, as of the date of this Agreement, no Person is seeking to terminate or challenging the validity or enforceability of any Geneva Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither Geneva nor any of its Subsidiaries, nor, to the knowledge of Geneva, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Geneva nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Geneva Material Contract, except for those violations and defaults (or potential defaults) that would not have had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Geneva has made available to Bidco true and complete copies of each of Geneva Material Contract as in effect as of the date hereof.

Section 4.16 Taxes.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) all Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or with respect to, Geneva or any of its Subsidiaries have been filed when due (giving effect to all valid extensions of time within which to file) in accordance with all Applicable Law, and all such Tax Returns (and any amendments thereof) are true and complete in all respects;

(ii) each of Geneva and its Subsidiaries has (x) timely paid in full to the appropriate Taxing Authority (or has had timely paid in full on its behalf) all Taxes due and owing by it (whether or not shown on any Tax Return), and (y) where payment is not yet due, established (or had established on its behalf and for its sole benefit and recourse) an adequate accrual, in accordance with GAAP;

(iii) each of Geneva and its Subsidiaries has (x) duly and timely withheld, deducted and collected all Taxes required to be withheld, deducted and collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties, and such Taxes have been duly and timely paid to the proper Taxing Authority or properly set aside in accounts for future payment when due and (y) otherwise complied with all Applicable Law relating to the payment, withholding, deduction, collection and remittance of Taxes (including information reporting requirements and record retention requirements);

(iv) there is no (x) Proceeding pending or threatened in writing against or with respect to Geneva or its Subsidiaries in respect of Taxes or Tax Returns of such Person or (y) deficiency for Taxes that has been proposed, asserted or assessed by any Governmental Entity against Geneva or any of its Subsidiaries and that has not been fully satisfied by payment;

(v) neither Geneva nor any of its Subsidiaries has extended or waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request for any such waiver or extension has been filed or is currently pending;

(vi) there are no Liens for Taxes (other than Permitted Liens) on any of the property or assets of Geneva or any of its Subsidiaries;

(vii) neither Geneva nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) any change in or incorrect method of accounting occurring prior to the Closing pursuant to Section 481(a) of the Code (or any similar provision of state, local or non-U.S. law), (B) any installment sale or open transaction made prior to the Closing, (C) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, local or non-U.S. law) entered into prior to or existing as of immediately prior to the Closing, (D) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) entered into prior to the Closing, (E) any prepaid amount received (or deferred revenue recognized) or paid prior to the Closing, or (F) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-U.S. law);

(viii) within the past six years, no jurisdiction in which Geneva or any of its Subsidiaries does not file a Tax Return has asserted in writing a claim that Geneva or such Subsidiary is or may be subject to Taxes or required to file Tax Returns in such jurisdiction; and

(ix) Geneva and its Subsidiaries have made available all documentation relating to any applicable Tax holidays, deferrals or incentives and are in compliance with the requirements of any applicable Tax holidays, deferrals or incentives.

(x) All documents to which Geneva or any of its Subsidiaries is a party and under which Geneva or any of its Subsidiaries has any rights or that form part of Geneva’s or any of its Subsidiaries’ title to any asset have been duly stamped and any applicable stamp or any other transfer, registration or documentary Tax in respect of such documents has been paid and no Tax remains to be paid in respect of any such documents that are outside the United Kingdom and have yet to be brought into the United Kingdom.

(xi) Neither Geneva nor any of its Subsidiaries has undertaken to represent for stamping any document that has been provisionally stamped.

(b) Within the last two years, neither Geneva nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code (or any similar provision of state, local or non-U.S. law).

(c) Geneva is, and at all times since its formation has been, properly treated as a foreign corporation for U.S. federal income Tax purposes, and neither Geneva nor any of its Subsidiaries (nor any of their respective predecessors) is or has been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation under Section 7874(b) of the Code.

(d) Neither Geneva nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, aggregate, unitary or similar group for Tax purposes other than one of which Geneva or any of its Subsidiaries was the common parent; (ii) is party to or bound by, or has any obligation under, any material agreement relating to the apportionment, sharing, assignment, indemnification, reimbursement or allocation of Taxes (other than (x) an agreement solely between or among Geneva and/or one or more of its Subsidiaries or (y) Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes); (iii) has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) or other ruling by or written agreement with a Taxing Authority, in each case, with respect to material Taxes and there are no requests for rulings, determinations or closing agreements in respect of any material Taxes that are pending between Geneva or any of its Subsidiaries and any Taxing Authority; or (iv) has any liability for the Taxes of any Person (other than Geneva or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee or successor, by contract (other than a contract described in Section 4.16(d)(ii)(y)) or otherwise by operation of law.

(e) Neither Geneva nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(f) Neither Geneva nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other similar transaction requiring disclosure under any similar provision of state, local or non-U.S. law.

(g) Geneva and its Subsidiaries are not, and have never been, “United States real property holding corporations” within the meaning of Section 897 of the Code, and Geneva and its Subsidiaries have filed with the Internal Revenue Service all statements, if any, that are required under Treasury Regulations Section 1.897-2(h).

(h) Geneva and its Subsidiaries are and have always been resident only in their jurisdiction of incorporation for all Tax purposes, and neither Geneva nor any of its Subsidiaries have ever been treated as having a permanent establishment in any other jurisdiction or been liable to Tax on a net income basis (other than any Tax imposed by way of withholding or deduction from payments to Geneva or its Subsidiaries) under the laws of any jurisdiction other than its jurisdiction of incorporation.

(i) Geneva and each of its Subsidiaries have at all times materially complied with all Applicable Laws regarding transfer pricing, including the execution and maintenance of all documentation required to substantiate the transfer pricing practices and methodology of Geneva and its Subsidiaries.

(j) Neither Geneva nor any of its Subsidiaries is a party to any advance pricing agreement or any similar agreement or arrangement with any Taxing Authority.

Section 4.17 Employees and Employee Benefit Plans.

(a) Section 4.17(a) of the Geneva Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Geneva Employee Plan. Save for the Geneva Employee Plans, Geneva has no obligations or liabilities (whether current, prospective, contingent or otherwise) to or in respect of a scheme or arrangement for the provision of Relevant Benefits or otherwise to provide Relevant Benefits. For each material Geneva Employee Plan, Geneva has made available to Bidco a copy of such plan (or a description, if such plan is not written) and all amendments thereto, together with a copy of (if applicable) (i) each material trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Geneva Employee Plan and (vi) all material documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority during the past year.

(b) Neither Geneva nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has, during the last six years, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA. Neither Geneva nor any of its Subsidiaries have in the last six years been an “associate” of or “connected” with an “employer” (within the meaning of the United Kingdom Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the United Kingdom Pension Schemes Act 1993). Neither Geneva nor any of its Subsidiaries have at any time prior to the date of this Agreement been such an employer, or participated in or had any liability in relation to a defined benefit pension scheme in any jurisdiction.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Geneva Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of Geneva, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each trust created under any such Geneva Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Geneva Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA, the Code, any applicable provisions of the United Kingdom Pensions Act 2008 and United Kingdom laws prohibiting discrimination on the grounds of a protected characteristic (as set out in the United

Kingdom Equality Act 2010). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Proceeding (other than routine claims for benefits) is pending against or involves or, to Geneva’s knowledge, is threatened against or reasonably expected to involve, any Geneva Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor, the PBGC, the United Kingdom Pensions Ombudsman or the United Kingdom Pensions Regulator.

(e) Except as provided under this Agreement or pursuant to Applicable Law, with respect to each director, officer, employee or independent contractor (including each former director, officer, or employee) of Geneva or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance or retirement benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Geneva Employee Plan, (iii) contractually limit or restrict the right to amend or terminate any Geneva Employee Plan or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) Neither Geneva nor any of its Subsidiaries has any liability for, and no Geneva Employee Plan provides for any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of Geneva or any of its Subsidiaries other than coverage mandated by Applicable Law (such as health care continuation coverage as required by Section 4980B of the Code or any similar state law or ERISA). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all contributions and expenses due and payable by Geneva or any of its Subsidiaries in respect of a Geneva Employee Plan have been paid in full.

(g) No United Kingdom-based employee or officer, and no former United Kingdom based employee or officer, of Geneva or any of its Subsidiaries has any entitlement (whether actual or contingent) to enhanced pension rights on early retirement and/or redundancy arising as a result of a transfer of their employment to Geneva or any of its Subsidiaries under either the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or its predecessor legislation.

(h) Neither Geneva nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.

(i) Any lump sum, gratuity or other like benefit payable in the event of the death in service of a United Kingdom-based employee or officer of Geneva or any of its Subsidiaries is fully insured with an insurance company authorized under the United Kingdom Financial Services and Markets Act 2000 with permission under Part 4A of that Act to effect and carry out contracts of long-term insurance.

(j) With respect to any Geneva Employee Plan for the benefit of Geneva employees or dependents thereof who perform services or who are employed outside of the United States (a “Non-U.S. Plan”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of Geneva, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval; (ii) if intended to be funded and/or book reserved, such Non-U.S. Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; and (iii) no liability exists or reasonably could be imposed upon the assets of Geneva or any of its Subsidiaries by reason of such Non-U.S. Plan.

Section 4.18 Labor Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Geneva and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to all obligations imposed on it by the relevant individual’s contract of employment or engagement, labor management relations, wages, hours, overtime, employee classification, discrimination, immigration, the publication of information pursuant to the United Kingdom Equality Act 2020 (Gender Pay Gap Information) Regulations 2017, sexual harassment, civil rights, affirmative action, work authorization, safety and health, information privacy and security and workers compensation.

(b) Section 4.18 of the Geneva Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all the written terms of appointment or employment for each Senior Employee (including any amendments to them), and Geneva has made available to Bidco a copy of such terms of appointment or employment and all amendments thereto.

(c) As of the date of this Agreement, no Senior Employee has given or received notice terminating his or her appointment or employment.

(d) As of the date of this Agreement, neither Geneva nor any of its Subsidiaries has participated in the United Kingdom Coronavirus Job Retention Scheme or any similar scheme, nor reduced any annual rates of base salaries or wages, annual bonus targets or amounts or commissions, nor delayed or deferred payment of any of the foregoing, with a stated rationale of being in response to the impact the COVID-19 pandemic has had on the business of Geneva or its Subsidiaries.

(e) Neither Geneva nor any of its Subsidiaries operates, and since January 1, 2019 has not operated, any custom, policy or practice (whether contractual or non-contractual) pursuant to which employees based in the United Kingdom on or by reason of the termination of their employment or loss of office by reason of redundancy (within the meaning of section 139 of the United Kingdom Employment Rights Act 1996 and/or section 195 of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992) are entitled to payments which are in excess of those required to be paid under section 135 of the United Kingdom Employment Rights Act 1996.

(f) Neither Geneva nor any of its Subsidiaries has since January 1, 2019 (i) given notice of proposed redundancies to the relevant United Kingdom Secretary of State or started consultations with a trade union under the Part IV Chapter II of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992 or failed to comply in all material respects with its obligations under Part IV Chapter II of that Act, or (ii) been a party to a relevant transfer (as defined in the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006) or provided indemnity protection to any third party in relation to any relevant transfer taking place within that timeframe, in either case having failed to comply in any material respects with any obligations imposed by those Regulations or, to Geneva’s knowledge, acquired liability for any other party’s failure to comply.

(g) Neither Geneva nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or any other similar agreement or arrangement with, or commitment to, any labor organization, labor or trade union, works council, staff association or other employee representative, and, to Geneva’s knowledge: (i) no employee of Geneva or any of its Subsidiaries is a member of any trade or labor union, works council, staff association or similar labor organization; and (ii) from January 1, 2019 through the date of this Agreement, to the knowledge of Geneva, there has not been any organizational campaign, card solicitation, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of Geneva or any of its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, (i) there are no unfair labor practice complaints pending or, to Geneva’s knowledge, threatened in writing against Geneva or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of Geneva or any of its Subsidiaries with respect to Geneva or its Subsidiaries, and (ii) since January 1, 2019 there has not been, and there is, no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Geneva’s knowledge, threatened in writing against or affecting Geneva or any of its Subsidiaries.

(h) No current request made pursuant to: Schedule A1 Part I of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992 for recognition of any trade union; Regulation 7 of the United Kingdom Information and Consultation of Employees Regulations 2004 to negotiate an agreement in respect of information or consultation;, has been received by Geneva or any of its Subsidiaries nor, to Geneva’s knowledge does any trade or labor union, works council, staff association or group of employees currently intend to submit any such request to Geneva or any of its Subsidiaries.

(i) Geneva and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require Geneva to obtain the consent of, or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.

Section 4.19 Intellectual Property.

(a) Section 4.19(a)(i) of the Geneva Disclosure Schedule is a complete and accurate list, as of the date of this Agreement, of all Patents, registered Marks, registered Copyrights and registered Internet Properties, and applications for any of the foregoing, that are owned by or purported to be owned by, or that are filed or registered in the name of, Geneva or any of its Affiliates (the “Geneva Registered IP”). Section 4.19(a)(ii) of the Geneva Disclosure Schedule is a complete and accurate list, as of the date hereof, of all Patents owned by Geneva or its Subsidiaries that are listed in the Orange Book with respect to any Geneva Product. Geneva and its Subsidiaries have (i) complied in all material respects with all Applicable Laws regarding the listing of Patents in the Orange Book and (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, taken commercially reasonable efforts to make appropriate submissions of Geneva Intellectual Property to the Orange Book.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each item of Geneva Intellectual Property is legally, beneficially and solely owned by Geneva or one of its Affiliates, free and clear of all Liens (other than Permitted Liens), (ii) none of Geneva Registered IP has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Geneva Registered IP, except where Geneva has made a reasonable business decision to not maintain such Geneva Registered IP, (iii) none of Geneva Registered IP that has issued has, since January 1, 2019, subsequently been adjudged invalid or unenforceable, (iv) to the knowledge of Geneva, all Geneva Registered IP is subsisting, and if registered, not invalid or unenforceable and (v) there is no opposition, interference, derivation, cancellation Proceeding pending or, to the knowledge of Geneva, threatened against Geneva or its Subsidiaries challenging or contesting the ownership, validity, scope or enforceability of any Geneva Registered IP (other than ordinary course Proceedings related to the application for, or renewal of, any item of Geneva Registered IP).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Geneva Intellectual Property and the Licensed Intellectual Property constitutes all of the material Intellectual Property Rights necessary to develop, manufacture and sell each material Geneva Product as currently developed, manufactured or sold by Geneva and its Subsidiaries as of the date of this Agreement. Since January 1, 2019, neither Geneva nor any Subsidiary of Geneva has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property Rights that are or were Geneva Intellectual Property that is material to the conduct of the business of Geneva and its Subsidiaries, taken as a whole.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) none of the Geneva Intellectual Property is subject to any Order or Proceeding pending or, to the knowledge of Geneva, threatened, naming Geneva or any of its Subsidiaries contesting the validity, enforceability, or use thereof, or rights thereto by or of Geneva or any of its Subsidiaries, (ii) neither the operation of the business of Geneva or any of its Subsidiaries nor any Geneva Product infringes, misappropriates or otherwise violates and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Third Party, (iii) to the knowledge of Geneva, as of the date of this Agreement no Third Party has infringed, misappropriated or otherwise violated any Geneva Intellectual Property, or any Intellectual Property Rights licensed to Geneva or any of its Subsidiaries, material to the development, manufacture or sale of a Geneva Product and (iv) neither Geneva nor any Subsidiary of Geneva has instituted or threatened in writing to institute any Order or Proceeding against any Third Party alleging that such Third Party is infringing, misappropriating, or otherwise violating any Geneva Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Geneva and its Subsidiaries have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in Geneva Intellectual Property, and to the knowledge of Geneva, since January 1, 2019, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of Geneva, (A) Geneva and its Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200–212, with respect to any Patents that are part of Geneva Registered IP and are covered, or practiced by, a Geneva Product (or the manufacture of a Geneva Product (including any precursor to such product), or sale thereof), and (B) no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other institution has been used to create or develop any Patents that are part of Geneva Registered IP and are covered or practiced by a Geneva Product (or the manufacture of a Geneva Product (including any precursor to such product, or sale thereof), except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or any university, college, research institute or other institution holding any ownership interest in such Patents that are part of Geneva Registered IP and are covered or practiced by a Geneva Product (or the manufacture of a Geneva Product or sale thereof).

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Geneva nor any of its Subsidiaries is party to any Contract which, as a result of the consummation of the transactions contemplated by this Agreement, would (i) grant to any Third Party any right to any material Intellectual Property Rights (other than Geneva Intellectual Property) owned by, or licensed to, Bidco, Jupiter or any of their Affiliates or (ii) result in the grant of (or requirement to grant) any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to or under any Geneva Intellectual Property or (except as a result of the terms of a Contract to which Bidco or Jupiter, but neither Geneva nor a Subsidiary of Geneva, is a party) any Jupiter Intellectual Property, to any Third Party, except in the case of Geneva Intellectual Property. No action by Geneva or any of its Subsidiaries shall cause, nor as a result of the consummation of the transactions contemplated by this Agreement shall cause (i) any Contract relating to Geneva Intellectual Property or Licensed Intellectual Property to no longer remain in full force and effect following the Effective Time in accordance with its terms, and, (ii) as of immediately after the Effective Time, Geneva and its Subsidiaries to no longer be entitled to exercise all of their respective rights under all such Contracts to the same extent as prior to the Effective Time, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Geneva and its Subsidiaries have obtained from all current or former employees, officers, consultants, contractors and others who have created or developed material Intellectual Property Rights for or on behalf of Geneva or any of its Subsidiaries, valid assignments (or, in the case of consultants and contractors, assignment or license) of such parties’ rights in such Intellectual Property Rights to Geneva or one of its Subsidiaries, to the extent permitted by Applicable Law, or Geneva and its Subsidiaries otherwise exclusively own such Intellectual Property Rights by operation of law. Geneva and its Subsidiaries have, and enforce, a policy requiring each employee, officer, consultant, contractor or other Person that has access to any material Intellectual Property Rights to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing by or on behalf of Geneva and any of its Subsidiaries of Personal Data are and have at all times been in all material respects in compliance with all applicable Privacy Legal Requirements and Privacy Commitments. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, (i) neither Geneva nor any of its Subsidiaries has received any written notice alleging any material violation by Geneva or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of Geneva, has Geneva or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority, (ii) neither Geneva nor any of its Subsidiaries has received any material written complaint by any Person with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by Geneva or any of its Subsidiaries, (iii) Geneva and its Subsidiaries have taken appropriate actions (including implementing and maintaining commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards) adequate to protect Personal Data against any unauthorized use, access or disclosure, and (iv) to the knowledge of Geneva, there has been no unauthorized use, access or disclosure of Personal Data.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, (i) Geneva and its Subsidiaries have taken appropriate actions (including implementing and maintaining commercially reasonable technical, organizational, physical or administrative safeguards) adequate to protect the security, confidentiality, integrity and availability of information technology systems of Geneva and its Subsidiaries, (ii) Geneva and its Subsidiaries have entered into written agreements with all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Geneva and its Subsidiaries that obligate such persons to comply with all applicable Privacy Legal Requirements and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure, and (iii) to the knowledge of Geneva, there has been no unauthorized use, access or disclosure or other security incident of or involving Personal Data collected or used in connection with or under the control of Geneva or any of its Subsidiaries. To Geneva’s knowledge, since January 1, 2019, none of the third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Geneva and its Subsidiaries have (A) suffered any security breach that resulted in any unauthorized access to, modification of, use of, disclosure of or loss of or damage to any Personal Data processed, stored or otherwise handled on behalf of Geneva or (B) materially breached any Contracts with Geneva or any Subsidiary of Geneva relating to Personal Data, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(k) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, (i) to the knowledge of Geneva, there have been no security breaches of, or unauthorized access to, the information technology systems of Geneva nor any of its Subsidiaries, and (ii) there have been no disruptions in any such information technology systems that adversely affected the operations of the business of Geneva or any of its Subsidiaries.

(l) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Transaction) will violate in any material respect any applicable Privacy Legal Requirement or Privacy Commitment.

Section 4.20 Properties. Section 4.20 of the Geneva Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of any real property which Geneva or any Subsidiary of Geneva leases, subleases, licenses, uses or occupies and any Contract pursuant to which Geneva or any Subsidiary of Geneva leases, subleases, licenses, uses or occupies any real property (any such properties, the “Real Properties”, and any such Contracts, the “Leases”). Neither Geneva nor any Subsidiary of Geneva owns any real property. As of the date hereof, neither Geneva nor any Subsidiary of Geneva has subleased, licensed or otherwise granted any Person the right to use or occupy any real property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) Geneva or the relevant Subsidiary set forth in Section 4.20 of the Geneva Disclosure Schedule has a good and valid leasehold or license interest in the Real Properties, free and clear of all Liens, except for Permitted Liens, and together with all rights necessary for the use of the Real Properties for the purpose of the business carried on by Geneva and its Subsidiaries and all necessary registrations have been made in relation to the Real Properties, (b) each Lease under which Geneva or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of Geneva or a Subsidiary of Geneva (as the case may be) and, to the knowledge of Geneva, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against Geneva or its Subsidiaries (as the case may be) and, to the knowledge of Geneva, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Geneva or any of its Subsidiaries of any of the provisions thereof), (c) neither Geneva nor any of its Subsidiaries, nor, to the knowledge of Geneva, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease or under any covenant, restriction, stipulation or other encumbrance affecting the Real Property, (d) neither Geneva nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease or under any covenant, restriction, stipulation or other encumbrance affecting the Real Property, and (e) neither Geneva nor any of its Subsidiaries, nor any of the other parties thereto, has served notice to exercise any right to terminate any Lease. Geneva has made available to Bidco true and complete copies of each Lease (and all material documents supplemental to it) in effect as of the date hereof.

Section 4.21 Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) Geneva and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits, (ii) none of Geneva or any of its Subsidiaries has Released any Hazardous Substance at any real properties owned or subject to any Lease or otherwise operated by Geneva or any of its Subsidiaries and (iii) since January 1, 2019, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding is pending or, to the knowledge of Geneva, threatened by any Governmental Authority or other Person alleging that Geneva or any of its Subsidiaries has any liability that relates to, or arises under, any Environmental Law or Environmental Permit.

Section 4.22 FCPA; Anti-Corruption; Sanctions.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of Geneva, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Geneva, any employee, agent or representative of Geneva or any of its Subsidiaries, in each case acting on behalf of Geneva or any of its Subsidiaries, has, in the last five years, in connection with the business of Geneva or any of its Subsidiaries, (i) taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable), (ii) offered, authorized, provided or given (or made attempts at doing any of the foregoing) any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another Person in the course of their business dealings with Geneva or any Subsidiary of Geneva, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(b) None of Geneva, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Geneva, any employee of Geneva or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of Geneva, threatened civil, criminal, or administrative Proceedings, notices of violation, demand letters, settlements, or enforcement actions by any Governmental Authority, or made any voluntary disclosures to any Governmental Authority, involving Geneva or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c) Geneva and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Geneva and each of its Subsidiaries in all material respects as required by the FCPA.

(d) Geneva and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance with applicable Sanctions Laws (to the extent applicable to Geneva’s businesses), the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of Geneva, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Geneva, any of their respective employees, agents or representatives (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Person who was at that time a Sanctioned Person or in any Sanctioned Country on behalf of Geneva or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five years, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Geneva, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

Section 4.23 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) Geneva and its Subsidiaries maintain valid and enforceable insurance coverage in full force and effect with reputable insurers in such amounts and covering such risks as Geneva reasonably believes, based on past experience, is adequate for the businesses and operations of Geneva and its Subsidiaries, and (b) all premiums due thereunder have been paid. Neither Geneva nor any Subsidiary of Geneva has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with renewals or replacements of any such insurance policies or Contracts in the ordinary course of business) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.24 Transactions with Affiliates. Since January 1, 2019 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in Geneva SEC Documents filed prior to the date hereof.

Section 4.25 Antitakeover Statutes and United Kingdom Takeover Code. There are no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover laws and regulations applicable to the Transaction or any other transactions contemplated by this Agreement. The United Kingdom City Code on Takeovers and Mergers does not apply to Geneva, the Transaction or any other transactions contemplated by this Agreement and none of Geneva, the Transaction or any other transactions contemplated by this Agreement is subject to the jurisdiction of the United Kingdom Panel on Takeovers and Mergers.

Section 4.26 Opinions of Financial Advisors. Each of Centerview Partners LLC and Goldman Sachs & Co. LLC, the financial advisors to Geneva, has delivered to the Geneva Board its opinion to the effect that, as of the date of such opinion and based upon and subject to the various factors and assumptions set forth therein, the Transaction Deliverables to be delivered to the Scheme Shareholders (other than as set forth in such opinions) pursuant to this Agreement are fair, from a financial point of view, to such holders. A written copy of each such opinion shall be delivered promptly to Bidco after the date of this Agreement for informational purposes only.

Section 4.27 Finders’ Fees. Except for Centerview Partners LLC and Goldman Sachs & Co. LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Geneva or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Geneva or any of its Affiliates in connection with execution of this Agreement or the transactions contemplated by this Agreement.

Section 4.28 No Other Representations and Warranties. Except for the representations and warranties made by Geneva in this Article IV (as qualified by the applicable items disclosed in the Geneva Disclosure Schedule in accordance with the introduction to this Article IV) and in the certificate to be delivered by Geneva pursuant to Section 9.02(c), neither Geneva nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Geneva or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Geneva or its Subsidiaries or any other matter furnished or provided to Bidco or made available to Bidco in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Geneva and its Subsidiaries disclaim any other representations or warranties, whether made by Geneva or any of its Subsidiaries or any of their respective Affiliates or Representatives. Geneva acknowledges and agrees that, except for the representations and warranties made by Bidco and Jupiter in Article V (as qualified by the applicable items disclosed in the Jupiter Disclosure Schedule in accordance with the introduction to Article V) and the certificate delivered by Bidco and Jupiter pursuant to Section 9.03(c), neither Bidco, Jupiter nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of any member of the Bidco Group, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding any member of the Bidco Group or any other matter furnished or provided to Bidco or made available to Bidco in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Geneva specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Bidco, Jupiter and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BIDCO AND JUPITER

Except (a) as set forth in the section or subsection of the Jupiter Disclosure Schedule corresponding to the particular section or subsection in this Article V or in any other section or subsection of Article V of the Jupiter Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that it is applicable to qualify such representation and warranty and (b) as disclosed in any Jupiter SEC Document publicly filed since January 1, 2019 and prior to the date of this Agreement; provided that in no event shall any information contained in any part of any Jupiter SEC Document entitled “Risk Factors,” “Forward-Looking Statements,” “Special Note Regarding Forward Looking Statements” or “Note Regarding Forward Looking Statements” or any other disclosures in any Jupiter SEC Document that are not statements of fact or are cautionary, predictive or forward-looking in nature be deemed to be a disclosure for purposes of or otherwise qualify any such representations and warranties; provided, further that this clause (b) will not apply to the representations and warranties contained in Section 5.01, Section 5.02, Section 5.05 or Section 5.12, Bidco and Jupiter hereby represent and warrant to Geneva as set forth below:

Section 5.01 Corporate Existence and Power. Bidco is a private limited company duly incorporated and validly existing under the laws of England and Wales. Jupiter is a public limited company duly incorporated and validly existing under the laws of Ireland. Bidco and Jupiter each have all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power and authority (a) has not had and would not reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect or (b) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Bidco or Jupiter to perform its obligations under this Agreement or to consummate the Transaction. Bidco and Jupiter are each duly qualified to do business and, where applicable, are in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing (a) has not had and would not reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect or (b) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Bidco or Jupiter (as applicable) to perform its obligations under this Agreement or to consummate the Transaction. Prior to the date of this Agreement, Jupiter has made available to Geneva a true and complete copy of the Constitution (comprising of the memorandum and articles of association) of Jupiter as in effect on the date of this Agreement (the “Jupiter Organizational Documents”). The Jupiter Organizational Documents are in full force and effect and Jupiter is not in violation of the Jupiter Organizational Documents in any material respect.

Section 5.02 Corporate Authorization. The execution, delivery and performance by Bidco and Jupiter of this Agreement and the consummation by Bidco and Jupiter of the transactions contemplated by this Agreement and the Scheme of Arrangement are within the corporate powers and authority of Bidco and Jupiter, as applicable, and have been duly authorized by all necessary corporate action on the part of Bidco and Jupiter. This Agreement has been duly executed and delivered by Bidco and Jupiter and (assuming due authorization, execution and delivery by Geneva) constitutes a valid, legal and binding agreement of Bidco and Jupiter enforceable against Bidco and Jupiter in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). No vote of the Jupiter Shareholders or the holders of any other Equity Securities of Jupiter is necessary in connection with this Agreement and the consummation of the transactions contemplated by this Agreement and the Scheme of Arrangement.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Bidco and Jupiter of this Agreement and the consummation by Jupiter and Bidco of the transactions contemplated hereby and by the Scheme of Arrangement (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act, (b) compliance with any Foreign Antitrust Laws, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of Nasdaq, (d) compliance with the Irish Companies Act 2014 (as amended), (e) compliance with the Companies Act, (f) the sanction of the Scheme of Arrangement by the Court and (g) any other actions, Consents or Filings the absence of which (i) has not had or would not reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Bidco or Jupiter to perform its obligations under this Agreement or to consummate the Transaction.

Section 5.04 Non-contravention. Assuming compliance with the matters referred to in Section 5.03 and the sanction of the Scheme of Arrangement by the Court, the execution, delivery and performance by Bidco and Jupiter of this Agreement and the consummation by Jupiter and Bidco of the transactions contemplated hereby and thereby and by the Scheme of Arrangement (including the Transaction) do not and will not i) contravene, conflict with, or result in any violation or breach of any provision of the Jupiter Organizational Documents, ii) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, iii) require any Consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Jupiter or any of its Subsidiaries is entitled under, any provision of any Contract or permit binding on Jupiter or any of its Subsidiaries, or iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Jupiter or any of its Subsidiaries, except, in the case of clauses (b)-(d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Bidco and Jupiter to perform their obligations under this Agreement or to consummate the Transaction.

Section 5.05 Capitalization.

(a) The authorized capital of Jupiter consists of (i) 300,000,000 Jupiter Ordinary Shares and (ii) 4,000,000 euro deferred shares. As of the close of business on the Capitalization Date, there were issued (A) 56,283,715 Jupiter Ordinary Shares issued and outstanding (of which no shares were held in treasury), (B) Jupiter Share Options to purchase an aggregate of 5,213,813 Jupiter Ordinary Shares, (C) 1,889,446 Jupiter Ordinary Shares were subject to outstanding Jupiter restricted stock unit awards, (D) (1) 24,348,714 additional Jupiter Ordinary Shares were reserved for issuance pursuant to Jupiter Stock Plans and (2) 3,441,838 additional Jupiter Ordinary Shares were reserved for issuance under the Jupiter ESPP and (E) 4,000,000 euro deferred shares. Except as set forth in the preceding sentence of this Section 5.05(a), as of the date hereof, there are no issued, reserved for issuance or outstanding Jupiter Ordinary Shares or other Equity Securities of Jupiter, other than Jupiter Ordinary Shares issued after the Capitalization Date pursuant to the exercise of Jupiter Options or conversion of Jupiter PSU Awards outstanding as of the Capitalization Date as set forth in the preceding sentence. All outstanding Jupiter Ordinary Shares have been, and all shares or other securities in the capital of Jupiter that may be issued prior to the Effective Time and the Exchange Shares will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid or credited as fully paid, nonassessable, free from any transfer restrictions (other than transfer restriction arising under applicable securities laws) and have not been and will not be issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of Jupiter or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Jupiter have the right to vote, other than (i) the 1.875% Exchangeable Senior Notes due 2021 issued by Jupiter pursuant to that certain Indenture, by and among Jupiter Investments I Limited, Jupiter Pharmaceuticals Public Limited Company, and U.S. Bank National Association, as trustee, dated as of August 13, 2014, (ii) the 1.50% Exchangeable Senior Notes due 2024 issued by Jupiter pursuant to that certain Indenture, by and among Jupiter Investments I Limited, Jupiter Pharmaceuticals Public Limited Company, and U.S. Bank National Association, as trustee, dated as of August 23, 2017 and (iii) the 2.000% Exchangeable Senior Notes due 2026 issued by Jupiter pursuant to that certain Indenture, by and among Jupiter Investments I Limited, Jupiter Pharmaceuticals Public Limited Company, and U.S. Bank National Association, as trustee, dated as of June 11, 2020 (collectively, the “Jupiter Exchangeable Notes”). There are no outstanding obligations of Jupiter or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Jupiter Ordinary Shares or other Equity Securities of Jupiter. Neither Jupiter nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Jupiter Ordinary Shares or other Equity Securities of Jupiter.

Section 5.06 SEC Filings and the Sarbanes-Oxley Act.

(a) Jupiter has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Jupiter since January 1, 2019 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Jupiter SEC Documents”). No Subsidiary of Jupiter is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Jupiter SEC Documents filed or furnished prior to the date of this Agreement complied, and each Jupiter SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be. Jupiter is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Jupiter SEC Document filed or furnished prior to the date of this Agreement did not, and each Jupiter SEC Document filed or furnished subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) As of the date of this Agreement, (i) there are no outstanding or unresolved comments received from the SEC staff with respect to any of Jupiter SEC Documents and (ii) to the knowledge of Jupiter, none of the Jupiter SEC Documents (including the financial statements included therein) are subject to ongoing SEC review.

(e) Jupiter maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in Jupiter’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Jupiter’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Jupiter and the principal financial officer of Jupiter to make the certifications required under the 1934 Act with respect to such reports.

(f) Jupiter maintains internal controls designed to provide reasonable assurance regarding the reliability of Jupiter’s financial reporting and the preparation of Jupiter’s financial statements for external purposes in accordance with GAAP, and Jupiter’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Jupiter’s auditors and the audit committee of the Jupiter Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Jupiter’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Since January 1, 2019 to the date of this Agreement, each of the principal executive officer and principal financial officer of Jupiter (or each former principal executive officer and principal financial officer of Jupiter, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq. As of the date of this Agreement, neither Jupiter nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 5.07 Financial Statements and Financial Matters.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Jupiter included or incorporated by reference in Jupiter SEC Documents (or, if any such Jupiter SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Jupiter SEC Document) present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of the Bidco Group as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements) Such consolidated financial statements have been prepared in all material respects from the books and records of the Bidco Group.

(b) From January 1, 2019 to the date of this Agreement, Jupiter has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority. Since January 31, 2019 to the date of this Agreement, neither Jupiter nor any Subsidiary of Jupiter has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Jupiter or any Subsidiary of Jupiter or their respective internal accounting controls.

Section 5.08 Absence of Certain Changes. Since September 30, 2020, there has not been any event, change, effect, circumstance, fact, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect.

Section 5.09 Information Supplied. The information provided by and relating to the Bidco Group to be contained in the Scheme Document Annex, the Proxy Statement (including any amendment or supplement thereto) and any other documents filed or furnished with or to the Court or the SEC in each case in connection with the Transaction will not, on the date the Scheme Document Annex and the Proxy Statement (and any amendment or supplement thereto) are first made available to Geneva Shareholders in definitive form and on the date of the Scheme Meeting and the Geneva GM, as applicable, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Bidco and Jupiter make no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement or the Scheme Document Annex (in each case including any amendment or supplement thereto) which were not supplied in writing by or on behalf of Jupiter or any of its Affiliates specifically for inclusion or incorporation by reference therein.

Section 5.10 Litigation. There are no Proceedings pending or, to the knowledge of Jupiter, threatened against any member of the Bidco Group, any present or, to the knowledge of Jupiter, former officers, directors or employees of the Bidco Group in their respective capacities as such or any of the respective properties or assets of any member of the Bidco Group, by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority, that (a) has had or would reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect or (b) would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Bidco or Jupiter to perform its obligations under this Agreement or to consummate the Transaction; provided, that to the extent any such representations or warranties in the foregoing pertain to Proceedings that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is (in the case of clause (ii) below, as of the date of this Agreement) no Order outstanding against any member of the Bidco Group, any present or, to the knowledge of Jupiter, former officers, directors or employees of the Bidco Group in their respective capacities as such, or any of the respective properties or assets of any of the Bidco Group or, to the knowledge of Jupiter, threatened against or affecting any member of the Bidco Group, any present or, to the knowledge of Jupiter, former officers, directors or employees of any member of the Bidco Group in their respective capacities as such, or any of the respective properties or assets of any member of the Bidco Group, that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect or (ii) would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Jupiter to perform its obligations under this Agreement or to consummate the Transaction.

Section 5.11 Compliance with Laws. Each member of the Bidco Group is, and since January 1, 2019 has been, in compliance with and are not, and since January 1, 2019 have not been, in default under or in violation of all Applicable Laws, except for failures to comply that (a) have not had and would not reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect or (b) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Bidco or Jupiter to perform their obligations under this Agreement or consummate the Transaction.

Section 5.12 Finders’ Fees. Except as set forth in Section 5.12 of the Jupiter Disclosure Schedule, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Jupiter or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Jupiter or any of its Affiliates in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 5.13 Financing.

(a) Jupiter has received and accepted an executed and binding debt commitment letter dated as of the date hereof, a true and complete copy of which has been delivered to Geneva (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 7.02, including the exhibits, annexes and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Committed Debt Financing”.

(b) As of the date hereof, the obligations of the Lenders to fund the Committed Debt Financing under the Debt Commitment Letter are not subject to any conditions precedent or other contingencies, except as expressly set forth in the Debt Commitment Letter and the Fee Letters (as defined below). Except for (i) a customary fee letter related to the Committed Debt Financing, a true and complete copy of which has been provided to the Company with only the amount of fees, “pricing flex” and other economic terms therein redacted in a customary manner (none of which (x) subjects the funding of the Committed Debt Financing to any additional conditions precedent or other contingencies or (y) could reduce the total amount of the Committed Debt Financing available to Jupiter on the Closing Date to an amount such that Jupiter will have funds that are less than the Required Financing Amount) (the “Permitted Redactions”) and (ii) a customary engagement letter related to the Committed Debt Financing (which does not (x) subject the funding of the Committed Debt Financing to any additional conditions precedent or other contingencies or (y) reduce the total amount of the Committed Debt Financing available to Jupiter on the Closing Date to an amount such that Jupiter will have funds that are less than the Required Financing Amount) (such fee letters and engagement letter, collectively, the “Fee Letters”), as of the date hereof, there are no Contracts with respect to the Committed Debt Financing.

(c) As of the date hereof and assuming satisfaction of the conditions to Jupiter’s and Bidco’s obligations to consummate the Transaction set forth in Article IX, the accuracy of all representations and warranties of Geneva in this Agreement and compliance by Geneva with its covenants and agreements hereunder, Jupiter does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date.

(d) Assuming satisfaction of the conditions to Jupiter’s and Bidco’s obligations to consummate the Transaction set forth in Article IX, the accuracy of all representations and warranties of Geneva in this Agreement and compliance by Geneva with its covenants and agreements hereunder, the Committed Debt Financing, when funded in accordance with the Debt Commitment Letter, will, together with cash and other sources of funds available to the Bidco Group on the Closing Date, in the aggregate, provide Bidco with funds sufficient to make all payments required to be made by the Bidco Group in cash on the Closing Date to consummate the Transaction, including the payment of the aggregate Cash Consideration and all fees and expenses (including original issue discount) on the Closing Date that are the responsibility of the Bidco Group hereunder and are due and payable on the Closing Date (assuming and giving effect to the maximum amount of market flex (including original issue discount flex) provided under the Debt Commitment Letter and the Fee Letters) (collectively, the “Required Financing Amount”).

(e) As of the date hereof, (i) the Debt Commitment Letter (x) is a legal, valid and binding obligation of Jupiter and, to the knowledge of Jupiter, of the other parties thereto, subject to the Bankruptcy and Equity Exceptions, and (y) is in full force and effect and (ii) no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Jupiter under the terms and conditions of the Debt Commitment Letter. The Debt Commitment Letter has not been modified, amended or altered as of the date hereof.

Section 5.14 Solvency. Neither Jupiter nor Bidco is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of Geneva or any of its Subsidiaries. Assuming the satisfaction of the conditions to Jupiter’s and Bidco’s obligations to consummate the Transaction set forth in Article IX, the accuracy of all representations and warranties of Geneva in this Agreement and the compliance by Geneva with its covenants and agreements hereunder, and after giving effect to the Transaction and the other transactions contemplated by this Agreement and the payment of the Required Financing Amount, Jupiter and its Subsidiaries will be, on a consolidated basis, Solvent as of the Effective Time and immediately after the consummation of the Transaction. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person will, as of such date, exceed the value of all debts and liabilities, subordinated, contingent or otherwise, (b) the present fair saleable value of the property of such Person is greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured, and (d) such Person is not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

Section 5.15 No Other Representations and Warranties. Except for the representations and warranties made by Bidco or Jupiter, as applicable, in this Article V (as qualified by the applicable items disclosed in the Purchaser Disclosure Schedule in accordance with the introduction to this Article V) and in the certificate to be delivered by Jupiter and Bidco pursuant to Section 9.03(c), neither Bidco, Jupiter nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Bidco, Jupiter or any other members of the Bidco Group, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Bidco or any other member of the Bidco Group or any other matter furnished or provided to Geneva or made available to Geneva in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Bidco, Jupiter and each other member of the Bidco Group disclaims any other representations or warranties, whether made by any member of the Bidco Group or any of their respective Affiliates or Representatives. Bidco and Jupiter each acknowledge and agree that, except for the representations and warranties made by Geneva in Article IV (as qualified by the applicable items disclosed in the Geneva Disclosure Schedule in accordance with the introduction to Article IV) and in the certificate to be delivered by Geneva pursuant to Section 9.02(c), neither Geneva nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Geneva or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Geneva or its Subsidiaries or any other matter furnished or provided to Bidco or made available to Bidco in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Each of Bidco and Jupiter specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Geneva and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE VI

COVENANTS OF GENEVA

Section 6.01 Conduct of Geneva.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (w) as required by Applicable Law, (x) as set forth in Section 6.01(a) of the Geneva Disclosure Schedule, (y) as otherwise required or expressly contemplated by this Agreement, or (z) with the prior written consent of Bidco (which consent shall not be unreasonably withheld, conditioned or delayed), Geneva shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business in all material respects and to preserve intact its business organization, keep available the services of its and their present officers and key employees and maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations; provided that (i) no action by Geneva or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(b)(i) through 6.01(b)(xx) shall be deemed to be a breach of this Section 6.01(a) and (ii) any failure to take any action prohibited by Section 6.01(b)(i) through 6.01(b)(xx) shall not be deemed a breach of this Section 6.01(a); and provided, further that this Section 6.01(a) shall not prohibit Geneva or its Subsidiaries from taking commercially reasonable actions in response to the actual or anticipated effects of COVID-19 or any COVID-19 Measures (subject to, in the case of this second proviso, reasonable consultation with Bidco in advance of taking such actions to the extent reasonably practicable).

(b) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 6.01(b) of the Geneva Disclosure Schedule or (z) as otherwise required or expressly contemplated by this Agreement, without Bidco’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Geneva shall not, and shall cause each of its Subsidiaries not to:

(i) adopt or propose any change to its certificate of incorporation, articles of association or other organizational or constitutional documents (whether by merger, consolidation or otherwise) (including the Geneva Organizational Documents) or the Deposit Agreement;

(ii) acquire (including by merger, consolidation, takeover offer, scheme of arrangement or acquisition of securities or assets or by any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any securities of or other equity interest in or assets comprising a business or division of any Person, or otherwise engage in any consolidations or business combinations, except for (A) transactions solely between Geneva and a wholly owned

Subsidiary of Geneva or solely between wholly owned Subsidiaries of Geneva or (B) subject to Section 6.01(c), transactions involving an amount up to $10 million cash consideration (including any “earnout”, deferred or contingent payments) in the aggregate for all such transactions, in each case, that does not involve any potential issuance of any Equity Securities of Geneva or any of its Subsidiaries (including any Geneva ADS);

(iii) authorize, declare, set aside, make or pay any dividends or distribution with respect to its shares or other Equity Securities (including any Geneva ADS) (whether in cash, assets, shares or other securities of Geneva or any of its Subsidiaries) (other than dividends or distributions made by any wholly owned Subsidiary of Geneva to Geneva or to any wholly owned Subsidiary of Geneva), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any of its shares or other Equity Securities (other than registration statements on Form S-8);

(iv) (A) split, combine, consolidate, subdivide, reduce, reclassify or redesignate any of its share capital or other Equity Securities, or redeem, purchase, cancel or otherwise acquire or offer to acquire any of its share capital or other Equity Securities, or issue or authorize the issuance of any of its share capital or other Equity Securities or any other securities in respect of, in lieu of or in substitution for, shares of its share capital or other Equity Securities (including any Geneva ADS) in Geneva or any Subsidiary of Geneva, except for (x) the acceptance of Geneva Ordinary Shares or Geneva ADSs as payment of the exercise price of Geneva Share Options or for withholding Taxes in respect of Geneva Share Options, (y) any such transaction involving Geneva and its wholly owned Subsidiary or only wholly owned Subsidiaries of Geneva or (z) transactions required to be taken by the Depositary or Geneva under the Deposit Agreement in accordance with its terms, provided that no such transaction is a consequence of any action or omission by Geneva or any of its Subsidiaries that would (in the absence of this clause (z) and clause (v)(D) below) be restricted by any provision of this Section 6.01 or (B) amend any term or alter any rights of any of the outstanding Geneva Ordinary Shares or other Equity Securities of Geneva;

(v) issue, deliver, grant, sell, pledge, dispose of, charge, mortgage or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition, charging, mortgaging or encumbrance of, any shares, voting securities or other Equity Securities (including any Geneva ADS) in Geneva or any Subsidiary of Geneva or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or Equity Securities (including any Geneva ADS) or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Geneva Share Option under any existing Geneva Stock Plan (except as otherwise provided by the terms of any Geneva Employee Plan), other than (A) issuances or grants of Geneva Ordinary Shares, Geneva ADSs or other securities as required pursuant to equity awards or obligations under Geneva Employee Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Geneva Employee Plan in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement, (B) sales of Geneva Ordinary Shares or Geneva ADSs pursuant to the exercise of Geneva Share Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of

Geneva Share Options in order to satisfy Tax withholding obligations, (C) transactions solely between Geneva and a wholly owned Subsidiary of Geneva or solely between wholly owned Subsidiaries of Geneva or (D) transactions required to be taken by the Depositary or Geneva under the Deposit Agreement in accordance with its terms, provided that no such transaction is a consequence of any action or omission by Geneva or any of its Subsidiaries that would (in the absence of this clause (D) and clause (iv)(A)(z) above) be restricted by any provision of this Section 6.01;

(vi) except as required by any Geneva Employee Plan as in existence as of the date hereof or established after the date hereof not in contravention of this clause (vi), (A) increase the compensation or benefits payable or to become payable to any of its directors, executive officers or employees, (B) grant or pay or commit to grant or pay to any of its directors, executive officers or employees any bonuses, incentive compensation, retention awards or increases in severance or termination pay, (C) establish, adopt, enter into, amend in any material respect or terminate any collective bargaining agreement or material Geneva Employee Plan, (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Geneva Employee Plan, (E) terminate the employment of any Senior Employee, other than for cause (as defined in the Geneva Stock Plans), (F) hire or promote any new Senior Employees other than to replace any departed employee, provided that such hired or promoted employee is provided with compensation terms that are substantially similar to the terms of the departed employee’s employment with Geneva immediately prior his or her departure, (G) provide any funding for any rabbi trust or similar arrangement, (H) enter into a Contract or relationship with a professional employer organization, or (I) form or otherwise establish any employing entity in any country that does not currently have an employing entity;

(vii) liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of Geneva or its Subsidiaries), or adopt any plan or resolution, or take any other action providing for any of the foregoing other than the winding up and dissolution of dormant Subsidiaries of Geneva;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among Geneva and its wholly owned Subsidiaries or solely among Geneva’s wholly owned Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice (C) the extension of trade credit in the ordinary course of business consistent with past practice or (D) loans, advances, capital contributions or investments in Persons not listed on a national securities exchange of up to $5 million cash consideration in the aggregate (provided that such loans, advances, capital contributions or investments shall be non-controlling minority interests of less than ten percent (10%) of the total outstanding share capital of such Person and shall not involve any board seat or other indicia of control);

(ix) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of Geneva or its Subsidiaries), except (A) dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (B) non-exclusive licenses of Geneva Intellectual Property or Geneva Products entered into in the ordinary course of business, (C) pursuant to transactions solely among Geneva and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Geneva and (D) sales of Geneva Products in the ordinary course of business;

(x) enter into or become bound by, or amend, modify, terminate or waive any Contract related to the acquisition or disposition or grant of any license with respect to material Intellectual Property Rights, other than amendments, modifications, terminations or waivers in the ordinary course of business consistent with past practice, or otherwise encumber any material Geneva Intellectual Property (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than (A) non-exclusive licenses of (x) Geneva Intellectual Property (other than patents on a stand-alone basis) or (y) Geneva Products, in each case entered into in the ordinary course of business consistent with past practice and (B) distribution rights for Geneva Products made or entered into in the ordinary course of business;

(xi) (A) enter into any Specified Material Contract, or materially modify, materially amend, extend or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business consistent with past practice or termination at the end of the Contract term in accordance with the terms of the Contract) any Specified Material Contract, or waive, release or assign any material rights or claims thereunder or (B) except as would not be adverse to Geneva or any of its Subsidiaries in any material respect with respect to the Contract when viewed in the context of the benefits received by Geneva and its Subsidiaries as a result, enter into any Geneva Material Contract (including by amendment of any Contract that is not a Geneva Material Contract such that such Contract becomes a Geneva Material Contract) that is not a Specified Material Contract, or materially modify, materially amend, extend or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business consistent with past practice or termination at the end of the Contract term in accordance with the terms of the Contract) any Geneva Material Contract that is not a Specified Material Contract, or waive, release or assign any material rights or claims thereunder, in each case of this clause (B), other than in the ordinary course of business consistent with past practice; provided, that this Section 6.01(b)(xi) shall not prohibit or restrict Geneva or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements a transaction that is permitted by any of Section 6.01(b)(i) through 6.01(b)(xx);

(xii) except (A) in amounts not to exceed 120% of Geneva’s capital budget set forth on Section 6.01(b)(xii) of Geneva Disclosure Schedule in the aggregate or (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident, make any capital expenditure or expenditures enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xiii) waive, release, assign, compromise or settle any Proceeding (for the avoidance of doubt, including with respect to matters in which Geneva or any Subsidiary of Geneva is a plaintiff or defendant, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any Proceeding that is not brought by a Governmental Authority and that: (A) is for an amount not to exceed, for any such compromise or settlement individually, $1 million, or in the aggregate, $3 million, (B) does not impose any injunctive relief on Geneva or its Subsidiaries (other than customary confidentiality and de minimis contractual obligations in the applicable compromise or settlement agreement that are incidental to an award of monetary damages thereunder) and does not involve the admission of wrongdoing by Geneva, any Subsidiary of Geneva or any of their respective officers or directors and (C) does not provide for the license of any material Intellectual Property Rights or the termination or modification or amendment of any license of material Geneva Intellectual Property; provided, that any Proceeding related to Taxes shall be governed by Section 6.01(b)(xv);

(xiv) make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or Applicable Law;

(xv) make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, amend any material Tax Return, file a claim for a refund of a material amount of Taxes, file any material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period, settle or compromise any material liability for Taxes or any Tax Proceeding relating to a material amount of Taxes, enter into any advance pricing agreement or “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law), request any ruling from any Taxing Authority, surrender any right to claim a material refund of Taxes, assume any liability for a material amount of Taxes of any other Person by contact (other than a contract described in Section 4.16(d)(ii)(y)), change its jurisdiction of Tax residence or request or otherwise agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xvi) incur, assume, guarantee, endorse or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) for the incurrence of any Indebtedness solely among Geneva and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Geneva, (B) currency derivatives in the ordinary course of business consistent with past practice and not for speculative purposes or (C) the incurrence of Indebtedness in the ordinary course of business in an amount at any time outstanding pursuant to this clause (C) not to exceed $5 million in the aggregate;

(i) redeem, repurchase, defease or prepay any Indebtedness for borrowed money or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), except for (A) the repayment of any Indebtedness at its scheduled maturity or expiration of the applicable term, (B) the termination and settlement of currency derivatives entered into in the ordinary course of business consistent with past practice and nor for speculative purposes in accordance with their terms and (C) solely among Geneva and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Geneva;

(xvii) enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by Geneva under Item 404 of Regulation S-K of the SEC other than to the extent permitted under clause (v) or (vi) of this Section 6.01(b);

(xviii) (A) acquire or agree to acquire any real property or enter into, or agree to enter into, any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (B) sell, assign, dispose of, surrender or exercise any right to terminate, or agree to sell, assign, dispose of, surrender or exercise any right to terminate, any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (C) materially modify or amend or exercise any right to renew any lease, or waive any material term or condition thereof or grant any material consents thereunder, in each case, except as would not be adverse to Geneva or its Subsidiaries in any material respect with respect to the lease when viewed in the context of the benefits received by Geneva and its Subsidiaries as a result, or (D) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any real property leased by Geneva or any Subsidiary of Geneva, or any interest therein or part thereof (other than a Permitted Lien), in the case of each of clauses (A) through (D), other than in the ordinary course of business consistent with past practice;

(xix) adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement with respect to any member of the Bidco Group; or

(xx) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

(c) Anything to the contrary set forth in this Agreement notwithstanding, Geneva shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation, takeover offer, scheme of arrangement or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more Geneva Products or Jupiter Products if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 9.01(e); (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Transaction; or (iii) otherwise prevent or materially delay the consummation of the Transaction (including the Debt Financing). The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 6.01(c).

(d) Nothing contained in this Agreement shall give Bidco, directly or indirectly, the right to control or direct Geneva’s or any of its Subsidiaries’ businesses or operations, other than after the Closing.

Section 6.02 No Solicitation by Geneva.

(a) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except as otherwise set forth in this Section 6.02, Geneva shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives not to, directly or indirectly, (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or any such inquiry, indication of interest, proposal, offer or request or (B) furnish to any Third Party any information in connection with any Acquisition Proposal or any such inquiry, indication of interest, proposal offer or request, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (iv) recommend or approve or publicly propose to recommend, adopt or approve any Acquisition Proposal, (v) withdraw, or qualify, amend or modify in a manner adverse to Bidco or Jupiter (or publicly propose to withdraw, or qualify, amend or modify in a manner adverse to Bidco or Jupiter), the Geneva Board Recommendation, or resolve or agree to take any such action, (vi) fail to include the Geneva Board Recommendation in the Proxy Statement and the Scheme Annex Document, (vii) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations inapplicable to any Acquisition Proposal, or (viii) resolve or agree to do any of the foregoing (any of the foregoing clauses (iv)-(vi) or clause (viii) (to the extent relating to clauses (iv)-(vi), a “Geneva Adverse Recommendation Change”).

(b) The foregoing notwithstanding, if at any time prior to the receipt of the Geneva Shareholder Approvals (the “Geneva Approval Time”), the Geneva Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that has not resulted from a Willful Breach of this Section 6.02, the Geneva Board, directly or indirectly through its Representatives, may, if the Geneva Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, subject to compliance with Section 6.02(c), (A) engage in negotiations or discussions with such Third Party and its Representatives and financing sources and (B) furnish to such Third Party and its Representatives and financing sources information relating to Geneva or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent Geneva from complying with its obligation to provide disclosure to Bidco pursuant to this Section 6.02 and (2) contains provisions that, in each case, are not materially less favorable to Geneva than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement shall be required to contain any standstill or similar provisions) (such a confidentiality agreement, an “Acceptable Confidentiality Agreement”), a copy of which Acceptable Confidentiality Agreement shall be provided to Bidco promptly after its execution; provided, that all such information (to the extent that such information is non-public and has not been previously provided or made available to Bidco) is provided or made available to Bidco, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party.

(c) Geneva shall notify Bidco as promptly as practicable (but in no event later than 24 hours) after receipt by Geneva or any of its Subsidiaries or, to the knowledge of Geneva, any of its or their Representatives of any Acquisition Proposal, any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal or any request for information relating to Geneva or any of its Subsidiaries in connection with any such Acquisition Proposal, inquiry, indication of interest, proposal or offer, which notice shall be provided in writing and shall identify the Person(s) making, and the material terms and conditions of, any such Acquisition Proposal, inquiry, indication of interest, proposal offer or request. Geneva shall thereafter (i) keep Bidco reasonably informed, on a reasonably current basis, of any material developments (including material oral communications relating to the terms and conditions of any Acquisition Proposal) or changes in the status and details (including any changes to the type and amount of consideration) of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to Bidco unredacted copies of any written proposals, indications of interest, draft agreements and other written materials relating to the financial terms or other material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request exchanged between Geneva or any of its Subsidiaries or Representatives and the Person(s) making such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request or any of its Affiliates or its or their Representatives.

(d) Anything in this Section 6.02 to the contrary notwithstanding, prior to the Geneva Approval Time, if the Geneva Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that has not resulted from a Willful Breach of this Section 6.02 and the Geneva Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action in response to such Superior Proposal would be inconsistent with its fiduciary duties under Applicable Law, the Geneva Board may, subject to compliance with this Section 6.02(d), (i) make a Geneva Adverse Recommendation Change or (ii) terminate this Agreement in accordance with Section 10.01(d)(ii); provided, that (A) Geneva shall first notify Bidco and Jupiter in writing at least four Business Days before taking such action that Geneva intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to Geneva) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the Person(s) making any such Acquisition Proposal), (B) Geneva and its Representatives shall negotiate in good faith with Bidco, Jupiter and their Representatives during such four Business Day notice period, to the extent Bidco and Jupiter wish to negotiate and make themselves reasonably available to negotiate, to enable Bidco and Jupiter to jointly propose revisions to the terms of this Agreement,

(C) upon the end of such notice period, the Geneva Board shall have considered in good faith any revisions to the terms of this Agreement committed to in a binding written proposal by Bidco and Jupiter, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Superior Proposal would nevertheless continue to constitute a Superior Proposal if such revisions proposed by Bidco and Jupiter were to be given effect and that the failure to take such action in response to such Superior Proposal would continue to be inconsistent with its fiduciary duties under Applicable Law and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Superior Proposal, Geneva shall, in each case, have delivered to Bidco and Jupiter an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be two Business Days (instead of four Business Days), during which time Geneva shall be required to comply with the requirements of this Section 6.02(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.

(e) Anything in Section 6.02(a) to the contrary notwithstanding, at any time prior to Geneva Approval Time, the Geneva Board may make a Geneva Adverse Recommendation Change of the type described in clauses (v), (vi) or (viii) (to the extent relating to the foregoing clauses (v) or (vi)) of the definition thereof in response to an Intervening Event if the Geneva Board determines in good faith, after consultation with its financial advisors and outside legal counsel that the failure to make such Geneva Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) Geneva shall first notify Bidco and Jupiter in writing at least four Business Days before taking such action that Geneva intends to take such action, which notice shall include a reasonably detailed description of such Intervening Event (including the facts and circumstances providing the basis for the determination by the Geneva Board to effect such Geneva Adverse Recommendation Change), (ii) Geneva and its Representatives shall negotiate in good faith with Bidco, Jupiter and their Representatives during such four Business Day period, to the extent Bidco and Jupiter wish to negotiate and make themselves reasonably available to negotiate, to enable Bidco and Jupiter to jointly propose revisions to the terms of this Agreement, (iii) Geneva and its Representatives shall provide to Bidco, Jupiter and their Representatives all applicable information with respect to such Intervening Event reasonably requested by Bidco and/or Jupiter to permit it to propose revisions to the terms of the Agreement, and (iv) upon the end of such notice period, the Geneva Board shall have considered in good faith any such revisions to the terms of this Agreement committed to in a binding written proposal by Bidco and Jupiter, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make such Geneva Adverse Recommendation Change in response to such Intervening Event would continue to be inconsistent with its fiduciary duties under Applicable Law.

(f) Geneva shall, and shall cause its Subsidiaries to, and shall cause its and its Subsidiaries’ Representatives to, cease immediately any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Acquisition Proposal or with respect to any indication, proposal, request or inquiry that would reasonably be expected to lead to an Acquisition Proposal and shall promptly instruct any such Third Party (and any of its Representatives) in possession of confidential information about Geneva or any of its Subsidiaries that was furnished by or on behalf of Geneva in connection with such discussions or negotiations to return or destroy all such information promptly after the date hereof in accordance with the relevant confidentiality agreement between Geneva and such Third Party. Geneva shall enforce, and not waive, terminate or modify without Bidco’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement (other than in the Confidentiality Agreement), unless the Geneva Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

(g) Nothing contained in this Section 6.02 shall prevent the Geneva Board from (i) taking and disclosing to the Geneva Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, (ii) making any required disclosure to the Geneva Shareholders if the Geneva Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (iii) making any “stop, look and listen” communication to Geneva Shareholders pursuant to Rule 14d-9(f) promulgated under the 1934 Act; provided, that in the case of any of (i), (ii) or (iii), any such action or disclosure that would constitute a Geneva Adverse Recommendation Change may only be made in compliance with the foregoing provisions of this Section 6.02, or (iv) making honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law.

Section 6.03 Transaction Litigation. Geneva shall promptly (and in any event, within 48 hours) notify Bidco of any shareholder demands or Proceedings (including derivative claims) commenced against Geneva, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) and shall keep Bidco informed on a reasonably current basis regarding any Transaction Litigation (including by promptly furnishing to Bidco and its Representatives such information relating to such Transaction Litigation as may reasonably be requested by Bidco and that would not reasonably be expected to result in the waiver of attorney client or other applicable legal privilege; provided, however, that Geneva shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent that does not result in a loss of such legal privilege and in the event that Geneva or any of its Subsidiaries does not provide access or information in reliance on this clause, Geneva shall provide notice to Bidco that information is being withheld). Other than to the extent such Transaction Litigation relates to an Acquisition Proposal in respect of which Geneva and Bidco have adverse interests, Geneva shall give Bidco the opportunity to consult with it regarding the defense and settlement of any Transaction Litigation, shall consider in good faith Bidco’s advice with respect to such Transaction Litigation and shall give Bidco the opportunity to participate (at Bidco’s expense) in (but not control) the defense and settlement of such Transaction Litigation. Prior to the Effective Time, neither Geneva nor any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Bidco (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.04 Section 16 Matters. Prior to the Effective Time, Geneva, Bidco and Jupiter shall each take all such steps as may be reasonably necessary or advisable (to the extent permitted under Applicable Law) to cause any dispositions of Geneva Ordinary Shares or Geneva ADSs (including derivative securities with respect to Geneva Ordinary Shares) or acquisitions of

Jupiter Ordinary Shares or Geneva ADSs (including derivative securities referencing the same) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the 1934 Act to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 6.05 Takeover Statutes. Geneva shall (a) take all action within its control necessary, if any, so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations, or any similar provision of the Geneva Organizational Documents is or becomes applicable to the Transaction or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Transaction or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions within its control as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby. Geneva shall not take (or omit to take) any action which would reasonably be expected to result in (i) the United Kingdom City Code on Takeovers and Mergers applying to Geneva, the Transaction or any other transactions contemplated by this Agreement or (ii) the Transaction or any other transactions contemplated by this Agreement becoming subject to the jurisdiction of the United Kingdom Panel on Takeovers and Mergers.

Section 6.06 Financing Assistance.

(a) Prior to the Closing, Geneva shall, and shall cause its Subsidiaries to, and shall use their reasonable best efforts to cause its and their respective Representatives to, use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by any member of the Bidco Group to assist Jupiter in arranging, obtaining or syndicating the Committed Debt Financing (or any financing intended to replace or refinance the debt financing provided by the Debt Commitment Letter in accordance with Section 7.02(c)) or other third party debt financing of Jupiter or any wholly owned Subsidiary of Jupiter the proceeds of which are intended to be used to consummate the Transaction (collectively, the “Debt Financing”), including using reasonable best efforts, to:

(i) reasonably cooperate with the marketing efforts or due diligence efforts of Jupiter or the Financing Parties in connection with all or any portion of the Debt Financing, including making available members of the management team with appropriate seniority and expertise to assist in preparation for and to participate in a reasonable and mutually agreed number (on reasonable notice) of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with proposed lenders, underwriters, initial purchasers, placement agents, investors and rating agencies,

(ii) on reasonable notice, reasonably assist Bidco and Jupiter in preparing and commenting on customary offering memoranda, rating agency presentations, bank information memoranda, lender and investor presentations, road show materials, confidential information memoranda, registration statements, prospectuses, prospectus supplements, private placement memoranda, and similar documents reasonably required in connection with the Debt Financing, including the marketing and syndication thereof (collectively, “Offering Documents”),

(iii) cause Geneva’s independent accountants and/or auditors to provide reasonable cooperation to Jupiter in connection with the Debt Financing consistent with customary practice,

(iv) furnish Jupiter and the applicable Financing Parties with the Required Information and update any Required Information as may be necessary for such Required Information to remain Compliant,

(v) provide information to assist Jupiter in connection with the preparation of customary projections to be included in any Offering Documents,

(vi) furnish Jupiter with the Required Information,

(vii) in connection with any securities offering contemplated as part of the Debt Financing, (A) obtain customary comfort letters from Geneva’s independent public accounting firm (including “negative assurance” comfort) consistent with its customary practice, (B) obtain Geneva’s independent public accounting firm to consent to the inclusion or incorporation of their audit reports with respect to the financial statements of Geneva (or any pro forma financials showing the pro forma effect of the transaction) provided pursuant to this section in any registration statement of Jupiter with the SEC or any prospectus, offering memoranda, private placement memoranda, marketing material or similar documentation, including by providing customary representation letters and (C) cause Geneva’s independent public accounting firm to cooperate with Jupiter and its Representatives, including by participating in accounting due diligence sessions at times and at locations reasonably acceptable to Geneva and its independent public accounting firm and upon reasonable notice,

(viii) provide to Jupiter and the Financing Parties promptly and in any event at least three Business Days prior to the Closing Date all documentation and other information about Geneva and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is required in connection with any Debt Financing to the extent such documentation and other information is requested in writing to Geneva at least ten Business Days prior to the Closing Date,

(ix) subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders or investors,

(x) assist in facilitating the preparation, execution and delivery of, and provide information concerning Geneva and its Subsidiaries reasonably necessary for the completion of, the Definitive Agreements or definitive documentation in respect of any other Debt Financing, including any guarantee and collateral documents and other certificates, schedules and other documents as may be reasonably requested by Jupiter,

(xi) provide or cause to be provided any customary certificates, or other customary closing documents as may be reasonably requested in connection with the Debt Financing,

(xii) facilitate the pledging of collateral, effective no earlier than the Closing Date (including using reasonable best efforts to facilitate the delivery, on the Closing Date, of original share certificates, together with share powers executed in blank, with respect to Geneva and each of its Subsidiaries), provided that no such action shall be required unless it can be and is conditioned on the occurrence of the Effective Time, and

(xiii) consent to the reasonable use of trademarks and logos of Geneva or any of its Subsidiaries in connection with the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage Geneva or its Subsidiaries or the reputation or goodwill of Geneva or any of its Subsidiaries.

(b) The foregoing notwithstanding, neither Geneva nor any of its Subsidiaries or their respective Representatives shall be required to (i) take or permit the taking of any action pursuant to Section 6.06(a) that (A) would require Geneva, its Subsidiaries or any Persons who are directors or officers of Geneva or its Subsidiaries to enter into or approve any Definitive Agreements or any other definitive documentation with respect to the Debt Financing (including any guarantee and collateral documents) that is effective prior to the Effective Time, pass resolutions or consents to approve or authorize the execution of the Debt Financing, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is effective prior to the Effective Time, or that would be effective if the Closing does not occur (other than customary authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders or investors); (B) would reasonably be expected to cause any representation, warranty or covenant in this Agreement to be breached by Geneva or any of its Subsidiaries (unless waived by Bidco or Jupiter, as applicable) or cause any closing condition set forth in Article IX to fail to be satisfied; (C) would require Geneva or any of its Subsidiaries to pay any commitment or other similar fee prior to the Closing or incur any other expense, liability or obligation or give any indemnities to any third party or commit to take any similar action in connection with the Debt Financing prior to the Closing that is not concurrently reimbursed by Jupiter; (D) would reasonably be expected to cause any director, officer or employee or shareholder of Geneva or any of its Subsidiaries to incur any personal liability in their capacity as such; (E) conflict with the organizational documents of Geneva or its Subsidiaries or any Applicable Law; (F) would reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material Contract to which Geneva or any of its Subsidiaries is a party; (G) would require Geneva or any of its Subsidiaries to change its fiscal year; (H) would unreasonably interfere with the ongoing business or operations of Geneva and its Subsidiaries; or (I) would require Geneva or any of its Subsidiaries to waive or amend any terms of this Agreement, (ii) provide access to or disclose information that Geneva or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege or other applicable legal privilege of, or conflict with any material confidentiality obligations applicable to, Geneva or any of its Subsidiaries (provided, however, that Geneva shall use reasonable best efforts to provide an alternative means of disclosing or providing such information to the maximum extent that would not reasonably be expected to result in a loss of such legal privilege or a conflict of any such confidentiality obligations, and in the event that Geneva or any of its Subsidiaries does not provide access or information in reliance on this clause, Geneva shall provide notice to Jupiter that information is being so withheld); (iii) pledge any assets as collateral prior to the Effective Time; (iv) prepare any projections or pro forma financial statements; or (v) deliver or cause to be delivered any opinion of counsel in connection with the Debt Financing. Nothing contained in this Section 6.06 or otherwise shall require Geneva or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

(c) Jupiter shall, reasonably promptly on written request by Geneva, reimburse Geneva for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Geneva or any of its Subsidiaries in satisfying its obligations under this Section 6.06, whether or not the Transaction is consummated or this Agreement is terminated (excluding, for the avoidance of doubt, the costs of the preparation of any annual or quarterly financial statements of Geneva to the extent prepared in the ordinary course of its financial reporting practice). Jupiter shall indemnify and hold harmless Geneva and its Subsidiaries and its and their respective Representatives from and against any and all losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with any action taken by Geneva, any of its Subsidiaries or any of its or their respective Representatives pursuant to this Section 6.06 (other than the use of any information provided by Geneva, any of its Subsidiaries or any of its or their respective Representatives in writing for use in connection with the Debt Financing) whether or not the Transaction is consummated or this Agreement is terminated, except in the event such losses, claims, damages, liabilities, reasonable out-of-pocket costs reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arise out of or result from the gross negligence or willful misconduct of Geneva or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.06.

(d) All confidential information provided by Geneva, its Subsidiaries and its and their respective Representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Jupiter shall be permitted to disclose such information as applicable to any number of Financing Parties as would be reasonable and customary or as is contemplated in this Section 6.06 in connection with the Debt Financing; provided, that all confidential information shared with Financing Parties shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Financing Parties, may be satisfied by the confidentiality provisions applicable thereto under the Debt Commitment Letter or other customary confidentiality undertakings in the context of customary syndication and similar practices from Financing Parties not party to the Debt Commitment Letter).

Section 6.07 Access to Information.

(a) All information furnished pursuant to this Agreement shall be subject to the Confidentiality Agreement.

(b) On reasonable notice, during normal business hours during the period from the date of this Agreement to the earlier of the Effective Time or the valid termination of this Agreement, Geneva shall, and shall cause its Subsidiaries to, afford to each member of the Bidco Group and their Representatives reasonable access to Geneva’s and its Subsidiaries’ properties, offices, personnel, Contracts, books, and records all other information concerning its businesses, properties and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement, or, except as expressly provided in Section 6.02, to any Acquisition Proposal), in each case, as any member of the Bidco Group or its relevant Representatives (as applicable) reasonably requests in anticipation or furtherance of the consummation of the transactions contemplated hereby (including for integration planning) and in a manner so as to not unreasonably interfere with the normal business operations of Geneva or any of its Subsidiaries. During such period described in the immediately preceding sentence, on reasonable notice and subject to Applicable Law and during normal business hours, Geneva shall instruct its pertinent Representatives to reasonably cooperate with the Bidco Group in their review of any such information provided or made available pursuant to the immediately preceding sentence.

(c) Anything to the contrary in Section 6.07(b) notwithstanding, Geneva and its Subsidiaries shall not be required to provide such access or disclosure of information if it (i) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information, (ii) would contravene any Applicable Law or confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business, (iii) would result in the disclosure of any valuations of Geneva in connection with the transactions contemplated by this Agreement or any other strategic alternatives, (iv) would be for the purpose of disclosure of such information in any Proceeding between the Parties; provided, that, in the case of clauses (i), (ii) and (iii), Geneva shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including (x) obtaining any required consent from any Third Party and (y) redacting such information (A) to remove references concerning valuation, (B) as necessary to comply with any Contract in effect on the date of this Agreement or after the date of this Agreement and (C) as necessary to address reasonable attorney-client, work-product or other privilege or confidentiality concerns) and to provide such information as to the applicable matter as can be conveyed.

(d) Anything to the contrary in this Section 6.07 notwithstanding, (i) any physical access to the properties, offices, personnel or other information of Geneva and its Subsidiaries may be limited to the extent Geneva in good faith determines, in light of COVID-19 or any COVID-19 Measures, that such access would reasonably be expected to jeopardize the health and safety of any employee of the Company or its Subsidiaries (provided, that Geneva shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without jeopardizing the health and safety of such employees or violating such COVID-19 Measures) and (ii) nothing in this Section 6.07 shall be construed to require Geneva, any of its Subsidiaries or any of their Representatives to prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available.

ARTICLE VII

COVENANTS OF BIDCO GROUP

Section 7.01 Conduct of Jupiter.

(a) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 7.01 of the Jupiter Disclosure Schedule, or (z) as otherwise required by this Agreement, without Geneva’s prior written consent, Bidco and Jupiter shall not:

(i) adopt or propose any change to the Jupiter Organizational Documents that would materially and adversely impact the rights of the holders of the Jupiter Ordinary Shares or would prevent, materially delay or materially impair the ability of Jupiter and Bidco to perform their obligations under this Agreement or to consummate the transactions contemplated hereby;

(ii) split, combine, consolidate, subdivide, reduce, reclassify or redesignate any shares or other Equity Securities of Jupiter;

(iii) authorize, declare, set aside, make or pay any dividends or distribution with respect to its shares or other Equity Securities (whether in cash, assets, shares or other securities of Jupiter), other than with respect to the Jupiter Exchangeable Notes;

(iv) redeem, purchase, cancel or otherwise acquire or offer to acquire any of its share capital or other Equity Securities, other than (x) the acceptance of Jupiter Ordinary Shares as payment of the exercise price of options or equity awards and/or the payment of withholding taxes upon exercise or settlement of any such options or awards, in all cases under Jupiter Stock Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Jupiter Stock Plan in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement and (y) with respect to the Jupiter Exchangeable Notes;

(v) liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalize or effect any other reorganization, or adopt any plan or resolution, or take any other action providing for any of the foregoing, in each case, with respect to Jupiter; or

(vi) agree or authorize, in writing or otherwise, to take any of the foregoing actions (but only if such actions would be taken or would be publicly announced or otherwise made publicly known prior to the Closing).

(b) Anything to the contrary set forth in this Agreement notwithstanding, Jupiter shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation, takeover offer, scheme of arrangement or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more Geneva Products, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 9.01(e); (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Transaction; or (iii) otherwise prevent or materially delay the consummation of the Transaction. The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 7.01(b).

Section 7.02 Financing.

(a) Jupiter shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary or proper, to the extent necessary to consummate the transactions contemplated hereby, to obtain the proceeds of the Committed Debt Financing on the terms and conditions described in the Debt Commitment Letter (including the “flex” provisions of any Fee Letter) no later than the Closing Date in an amount sufficient, together with cash and other funds available to the Bidco Group on the Closing Date, to pay the Required Financing Amount at the Closing, including, to the extent necessary to consummate the transactions contemplated hereby, using reasonable best efforts with respect to:

(i) maintaining in effect the Debt Commitment Letter,

(ii) negotiating and entering into definitive agreements with respect to the Committed Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any Fee Letter) or on other terms that are acceptable to Jupiter in its sole discretion (provided that, in any event any such inconsistent or other terms would not reasonably be expected to delay (taking into account the timing of the Marketing Period) or adversely affect the ability of Bidco and Jupiter to consummate the transactions contemplated hereby or pay the Required Financing Amount at the Closing),

(iii) satisfying on a timely basis (taking into account the timing of the Marketing Period) all conditions under its control in the Debt Commitment Letter and the Definitive Agreements,

(iv) complying with its obligations under the Debt Commitment Letter, and

(v) consummating the Committed Debt Financing at or prior to the Closing Date (including drawing on any interim or bridge financing under the Debt Commitment Letter on the Closing Date to the extent necessary to obtain the Required Financing Amount).

(b) Jupiter shall not, without the prior written consent of Geneva, permit any amendment or modification to, or any waiver of any provision under, or replace the Debt Commitment Letter, any Fee Letter or any Definitive Agreement if such amendment, modification, waiver or replacement (w) adds new (or adversely modifies any existing) conditions to the consummation of the Committed Debt Financing and the funding of the Debt Financing that would reasonably be expected to prevent, impede or delay (taking into account the timing of the Marketing Period) the consummation of the transactions contemplated hereby, (x) reduces the amount of the Committed Debt Financing available to Jupiter on the Closing Date to an amount such that Jupiter (and therefore Bidco) will have funds that are less than the Required Financing Amount at Closing, (y) adversely affects the ability of Jupiter to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, modified, waived or replaced, relative to the ability of Jupiter to enforce its rights against such other parties to the Debt Commitment Letter as in effect on the date hereof or in the Definitive Agreements or (z) would reasonably be expected to prevent, impede, delay (taking into account the timing of the Marketing Period) the consummation of the Transaction and the other transactions contemplated by this Agreement (provided that Jupiter shall reasonably promptly deliver to Geneva copies (subject to the Permitted Redactions) in the case of fee letters related to the Committed Debt Financing) of any such amendment, modification or waiver of the Debt Commitment Letter or any Fee Letter) or (B) terminate the Debt Commitment Letter except in connection with the receipt or arrangement of alternative financing to the extent permitted by Section 7.02(c).

(c) Jupiter shall use reasonable best efforts to keep Geneva informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing as shall be reasonably requested by Geneva for purposes of monitoring the progress of the financing activities. In the event that Jupiter obtains knowledge that any portion of the Committed Debt Financing has become, or is reasonably expected to become, unavailable, regardless of the reason therefor, Jupiter shall (1) use its reasonable best efforts to obtain as promptly as practicable (and in any event no later than the Closing) (taking into account the timing of the Marketing Period) alternative debt financing in an amount sufficient, when taken together with any cash or other sources of available funds of Jupiter, to enable Bidco to pay the Required Financing Amount on substantially equivalent or more favorable terms from the same or other sources and with terms and conditions (including market flex provisions) that would not reasonably be expected to materially delay or prevent or make materially less likely to occur the funding of the Committed Debt Financing (or satisfaction of the conditions to the Committed Debt Financing) on, or materially delay the occurrence of, the Closing Date, and (2) notify Geneva of such unavailability and the reason therefor reasonably promptly upon Jupiter’s receipt of written notice thereof. If any alternative financing is obtained in accordance with the immediately preceding sentence, Jupiter shall provide Geneva with a true and complete copies of Contracts related to such alternative financing (subject to, in the case of any fee letter, the Permitted Redactions) and Jupiter shall comply with its covenants in this Section 7.02(c) with respect to such new financing commitment (as if such financing commitment were the Debt Commitment Letter). For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing contemplated hereby (and any Debt Commitment Letter remaining in effect at the time in question) and the term “Committed Debt Financing” shall be deemed to include any alternative financing contemplated thereby. Jupiter shall provide Geneva with written notice reasonably promptly after Jupiter’s receipt of knowledge thereof of (i) any breach or default by any party to the Debt Commitment Letter or the Definitive Agreements or any purported termination or repudiation of the Debt Commitment Letter or the Definitive Agreements, (ii) the receipt of any written notice or other written communication from any Lender or other financing source with respect to any breach, default, termination or repudiation by any party or parties to the Debt Commitment Letter or the Definitive Agreements, or (iii) any condition precedent of the Committed Debt Financing which Jupiter or Bidco reasonably expects will not be satisfied at the Closing.

(d) Notwithstanding anything in this Agreement to the contrary, Bidco and Jupiter each acknowledge and agree that the receipt and availability of any funds or financing is not a condition to the Closing under this Agreement nor is it a condition to the Closing under this Agreement for Jupiter (and, indirectly, Bidco) to obtain all or any portion of the Committed Debt Financing or any other financing.

Section 7.03 Director and Officer Liability.

(a) Bidco and Jupiter agree that, to the fullest extent permitted under Applicable Law, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as at the date of this Agreement in favor of the current or former directors and officers of Geneva or its Subsidiaries as provided in their respective articles of association or other organizational documents or in any agreement or deed of indemnity shall survive the Transaction and shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, to the fullest extent permitted under Applicable Law, Bidco and Jupiter shall cause Geneva and its Subsidiaries to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the articles of association or similar organizational documents of Geneva and its Subsidiaries in effect as at the date of this Agreement or in any indemnification agreements of Geneva or its Subsidiaries with any of their respective current or former directors or officers in effect as at the date of this Agreement, and to the fullest extent permitted under Applicable Law shall not permit Geneva or any of its Subsidiaries to amend, repeal or otherwise modify any such provisions or any such indemnification agreements or the exculpation, indemnification or advancement of expenses provisions of the organizational documents of Geneva or its Subsidiaries in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Geneva or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim. Following the Closing Jupiter shall cause Geneva to comply with the terms of this Section 7.03(a).

(b) Bidco and Jupiter shall indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current or former director or officer of Geneva or any of its Subsidiaries or each person who has served as a manager, director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Geneva or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case to the fullest extent permitted under Applicable Law against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with Applicable Law and the Geneva Organizational Documents, as applicable, to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time (including acts or omissions in connection with (x) such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of Geneva or (y) any of the transactions contemplated by this Agreement).

(c) For a period of six years from the Effective Time, Bidco shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by Geneva and its Subsidiaries with respect to matters existing or arising at or before the Effective Time (provided that Bidco may substitute these for policies with a carrier with reasonably comparable credit ratings to the existing carrier of at least the same coverage and amounts and containing terms and conditions that it reasonably considers are no less favorable to the insureds); provided, however, that Bidco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Geneva prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case where the quoted premium exceeds the Maximum Amount, it shall purchase as much coverage as reasonably practicable for the Maximum Amount. If Geneva or Bidco elects, then Geneva or Bidco, as applicable, may, prior to the Effective Time, purchase a six-year prepaid “tail policy” providing insurance coverage, benefits and terms no less favorable to the Indemnified Parties than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time; provided that in no event shall the cost of such policy exceed the Maximum Amount (it being understood and agreed that Geneva or Bidco, as applicable, shall, where the quoted premium for the “tail policy” exceeds the Maximum Amount, purchase as much coverage as reasonably practicable for the Maximum Amount) and, if such a “tail policy” is purchased, there shall be no further obligations under this Section 7.03(c).

(d) In the event that after the Effective Time (i) Jupiter, Bidco, Geneva or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Jupiter, Bidco or any of their respective successors or assigns dissolves Geneva, then, and in each such case, proper provision shall be made so that the successors and assigns of Jupiter, Bidco or Geneva, as applicable, shall assume all of the obligations thereof set forth in this Section 7.03.

(e) The obligations of Jupiter and Bidco under this Section 7.03 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 7.03 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 7.03 applies shall be third-party beneficiaries of this Section 7.03, and (ii) this Section 7.03 shall survive consummation of the Transaction and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Jupiter and its successors and assigns.

Section 7.04 Bidco Compliance. Jupiter undertakes to Geneva that it shall procure that Bidco complies with its obligations under this Agreement.

ARTICLE VIII

COVENANTS OF GENEVA AND JUPITER

Section 8.01 Notices of Certain Events. Geneva shall give prompt notice to Jupiter, and Jupiter shall give prompt notice to Geneva, (i) of any notice or other communication received by such Party from any Governmental Authority or from any other Person alleging that the consent of such Person is or may be required in connection with the Transaction, the Scheme of Arrangement or the other transactions contemplated by this Agreement, if the failure of such Party to obtain such consent could be material to Geneva or Jupiter (including to Jupiter following the Closing) or (ii) of any legal Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries in connection with the Transaction, the Scheme of Arrangement or the other transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8.01 shall not cure any breach of any representation or warranty requiring disclosure of such matter in the Geneva Disclosure Schedule or Jupiter Disclosure Schedule, as applicable, or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article IX or give rise to any right to terminate under Article X.

Section 8.02 Filings, Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of Geneva and Jupiter shall (and each shall cause its Subsidiaries to) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transaction and other transactions contemplated hereby as promptly as reasonably practicable, including (i) (A) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all Filings as are necessary, proper or advisable to consummate the Transaction and the other transactions contemplated hereby, (B) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Consents from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transaction or other transactions contemplated hereby, and to comply with the terms and conditions of each such Consent (including by supplying as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR

Act or other applicable Antitrust Laws), and (C) cooperating with the other parties hereto in their efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any Consents necessary, proper or advisable to consummate the Transaction or the other transactions contemplated hereby and (ii) using reasonable best efforts to (A) defend any lawsuit or other legal Proceeding, whether judicial or administrative, brought by any Governmental Authority or Third Party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Transaction or any of the other transactions contemplated hereby and (B) contest any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Transaction or any of the other transactions contemplated hereby. This Section 8.02 shall not apply with respect to Filings with or the Consents of the Court to implement the Scheme of Arrangement, which are dealt with in Article III.

(b) Jupiter shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary Consent of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and lead all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law and (ii) control the defense and settlement of any Proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law. Jupiter shall consult with Geneva in a reasonable manner and consider in good faith the views and comments of Geneva in connection with the foregoing.

(c) In furtherance and not in limitation of the foregoing, each of Geneva and Jupiter shall, and each shall cause its Subsidiaries to, (x) make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the Transaction as promptly as practicable, and in any event within fifteen (15) Business Days after the execution of this Agreement and (y) as promptly as practicable following the date of this Agreement, make all other Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Transaction and the other transactions contemplated hereby. In the event that Geneva or Jupiter receives a request for information or documentary material pursuant to the HSR Act or any other Antitrust Law (a “Second Request”), each shall, and shall cause its respective Subsidiaries to, use reasonable best efforts (and shall cooperate with each other) to submit an appropriate response to such Second Request as promptly as reasonably practicable, and to make available their respective Representatives to, on reasonable request, any Governmental Authority in connection with (i) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Transaction or any of the other transactions contemplated hereby or (ii) any Governmental Authority investigation, review or approval process. Neither Party, nor any of its Subsidiaries, shall extend any waiting period under the HSR Act (by pull and refile or otherwise) or enter into any agreement with the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party.

(d) Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of Geneva and Jupiter shall, and each shall cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to this Section 8.02, and shall keep each other apprised on a current basis of the status of matters relating to the completion of the Transaction and the other transactions contemplated hereby, including: (i) (A) as far in advance as practicable, notifying the other party of, and providing the other party with an opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority other than a Taxing Authority (or any communication or inquiry it or any of its Affiliates intends to make with any Third Party in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other party and such other party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Affiliates receives from any Governmental Authority other than a Taxing Authority (or any communication or inquiry it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other party in exchanging such information and providing such other assistance as the other party may reasonably request in connection with this Section 8.02. Geneva, Jupiter or their respective Representatives shall notify and consult with the other party in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority other than a Taxing Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing, Proceeding (including the settlement of any Proceeding) or other inquiry regarding the Transaction or any of the other transactions contemplated hereby and, to the extent permitted by such Governmental Authority, enable the other party to participate. Jupiter and Geneva may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Agreement as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Jupiter or Geneva, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of or future plans for Jupiter or Geneva, as applicable, or the Transaction, (ii) as necessary to comply with contractual obligations or Applicable Law and (iii) as necessary to address reasonable privilege concerns.

(e) In furtherance of the foregoing, Jupiter and Bidco shall, and shall cause their Subsidiaries, to take any and all actions necessary, proper or advisable to cause the expiration or termination of any waiting periods under the HSR Act or any Foreign Antitrust Law applicable to the Transaction or the other transactions contemplated by this Agreement, and the receipt of all Consents under applicable Foreign Antitrust Laws in respect of the Transaction and the other transactions contemplated by this Agreement, and to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority and permit and cause the satisfaction of the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) or Section 9.01(e) as promptly as reasonably practicable and in any event prior to the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (i) the sale, license, assignment, transfer, divestiture, holding separate or other disposition of any assets, business or portion of business of Geneva, Jupiter or any Subsidiary thereof (other than the Specified Geneva Product) or (ii) any conduct of business restrictions, including the imposition of any restriction, requirement or limitation on the operation of the business or portion of the business of Geneva, Jupiter or any Subsidiary thereof (other than the Specified Geneva Product); provided, however, that notwithstanding anything to the contrary in this Agreement, neither Jupiter nor Bidco nor any of their respective Affiliates shall be required to, and Geneva shall not, and shall cause its Subsidiaries not to, without the prior written consent of Jupiter, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order, whether of the type referred to in clause (i) or (ii) above or otherwise (A) relating to Jupiter or any of its Subsidiaries or any of their respective assets or businesses that would, individually or in the aggregate, have a material adverse effect on Jupiter and its Subsidiaries (without giving effect to the Transaction), taken as a whole, (B) relating to Geneva or any of its Subsidiaries or any of their respective assets or businesses that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Geneva and its Subsidiaries, taken as a whole, or (C) relating to the Specified Geneva Product; provided, further, that, if requested by Jupiter, Geneva or its Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order; provided, further, that in no event will Jupiter, Geneva or any of their respective Subsidiaries be required to effect any such requirement, condition, limitation, understanding, agreement or order that is not conditioned upon the Closing occurring.

Section 8.03 Employee Matters.

(a) From the Closing Date through December 31, 2022 (the “Benefits Continuation Period”), Jupiter shall cause Geneva to provide, to each individual who is employed by Geneva and its Subsidiaries immediately prior to the Effective Time, while such individual continues to be employed by Geneva, Jupiter or any of Jupiter’s Subsidiaries (including Subsidiaries of Geneva) during the Benefits Continuation Period (collectively, the “Affected Employees”) (i) an annual base salary or wage rate that is not less than the annual base salary or wage rate provided to such Affected Employee immediately prior to the Effective Time, (ii) for any Affected Employee who prior to the Effective Time participated in a 2021 Geneva Bonus Plan, an annual target cash bonus opportunity that is no less favorable than was provided to such Affected Employee immediately prior to the Effective Time (with such opportunity to be granted pursuant to the applicable Jupiter Employee Plan that is an annual bonus plan), (iii) to the extent an Affected Employee is eligible for a long-term incentive award under Jupiter’s long-term incentive program (such eligibility determination to be the same as that applied to similarly situated employees of Jupiter and its Affiliates), a target grant date value long-term incentive opportunity that is no less favorable than was provided to such Affected Employee immediately prior to the Effective Time (such target grant date value, the “Geneva LTIP Value”), provided that with respect to any Affected Employee who is not so eligible, Jupiter shall provide, or cause Geneva to provide, each such Affected Employee an equity or cash-based award or cash compensation adjustment equal to the Geneva LTIP Value applicable to such employee, and (iv) other compensation and employee benefits (excluding severance benefits, which are addressed in the following sentence) that are no less favorable in the aggregate to such compensation and employee benefits (including retirement, employee health, AD&D and life insurance benefits) that are at such time(s) provided to similarly situated employees of Jupiter or its Affiliates (provided that such benefits in the United Kingdom shall include participation in a private medical insurance scheme comparable to that provided by Geneva prior to the Effective Time), which obligation may be satisfied with respect to any particular compensation or benefit through the maintenance of the Geneva Employee Plan that provides such compensation or benefits (e.g., commission plans). In addition, during the twenty-four months following the Effective Time Jupiter shall or shall cause any of Jupiter’s Subsidiaries to honor the terms of those Geneva Employee Plans that are identified in Section 8.03(a) of the Geneva Disclosure Schedule (any such plan, a “Geneva Severance Plan”) (and to the extent any such Geneva Employee Plan is established after the date of this Agreement, then solely to the extent such Geneva Employee Plan is not in contravention of Section 6.02(b)(vi) of this Agreement) to the extent any Affected Employee experiences a termination of employment under circumstances that would give such employee the right to receive severance benefits under the applicable Geneva Severance Plan (a “Qualifying Termination”), subject to further agreement with respect to certain Geneva employees as set forth in Section 8.03(a) of the Geneva Disclosure Schedule. Jupiter and Geneva hereby acknowledge and agree that the consummation of the Transactions shall constitute a “change in control”, “change of control”, “takeover” or term of similar import for purposes of any Geneva Employee Plan that contains such a term.

(b) In the event the Effective Time occurs before the date annual bonuses for the 2021 fiscal year are paid under any Geneva Employee Plan that is an annual cash incentive compensation plan identified in Section 4.17(a) of the Geneva Disclosure Schedule (each, a “2021 Geneva Bonus Plan”), Jupiter shall, or shall cause Geneva to, (i) pay annual bonuses for 2021 fiscal year to each Affected Employee who participated in such 2021 Geneva Bonus Plan immediately prior to the Effective Time in an amount equal to the sum of (A) a prorated portion of the Affected Employee’s target bonus as established under the 2021 Geneva Bonus Plan for the 2021 fiscal year, with any such proration based on the number of days that elapsed during the 2021 calendar year through the Closing Date, plus (B) a prorated portion of the amount of annual bonus that would have been due for the full 2021 fiscal year based on actual results for such fiscal year, as determined in compliance with Section 8.03(a)(ii) and pursuant to the applicable Jupiter Employee Plan that is an annual bonus plan (each, a “2021 Jupiter Bonus Plan”) in which such Affected Employee participated after the Effective Time, with any such proration based on the number of days that elapsed during the 2021 calendar year from and including the Closing Date through and including December 31, 2021, which bonuses shall be paid at the same time as any other annual bonuses are paid to the other participants in the applicable 2021 Jupiter Bonus Plan. Notwithstanding the foregoing, any employee of Geneva or its Subsidiaries who experiences a Qualifying Termination shall be entitled to receive an annual bonus for the 2021 fiscal year equal to the Affected Employee’s target annual bonus amount under the 2021 Geneva Bonus Plan, but prorated based on the number of days that elapsed during the 2021 calendar year through the date of such Qualifying Termination divided by 365 and subject to execution and delivery of an effective release of claims, to be paid within thirty days following the date of the Qualifying Termination (or, if later, within 10 Business Days after the effective date of the release of claims).

(c) With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the Effective Time (the “New Geneva Plans”), Jupiter shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Geneva Plan that is a health or welfare plan in which such Affected Employee may be eligible to participate after the Effective Time to the extent satisfied or waived under a comparable Geneva

Employee Plan, (ii) recognize service of Affected Employees (to the extent credited by Geneva or its Subsidiaries in any comparable Geneva Employee Plan) accrued prior to the Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any New Geneva Plan in which such Affected Employees may be eligible to participate after the Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, cause to be credited, in any New Geneva Plan that is a health or welfare plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee’s beneficiaries and dependents during the portion of the calendar year in which such Affected Employee first becomes eligible for the New Geneva Plan that occurs prior to such Affected Employee’s commencement of participation in such New Geneva Plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses. For the avoidance of doubt, upon any transition to New Geneva Plans or Jupiter Employee Plans that provide for severance benefits that are based on service credit, Affected Employees shall be credited with service accrued prior to the Effective Time for all relevant purposes under such plan(s).

(d) Nothing contained in this Section 8.03 or elsewhere in this Agreement, express or implied (i) shall cause either Jupiter or any of its Affiliates to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the Effective Time, (ii) shall prevent Jupiter or its Affiliates from revising, amending or terminating any Geneva Employee Plan, Jupiter Employee Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Geneva Employee Plan, Jupiter Employee Plan or any other employee benefit plan, program or policy in effect from time to time, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of Geneva or any of its Subsidiaries (including any beneficiary or dependent of such individual).

Section 8.04 Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form agreed on by Geneva and Jupiter prior to the execution of this Agreement. Following such initial press release, Jupiter and Geneva shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement to the other Party and shall consider in good faith the comments of the other Party); provided, that the restrictions set forth in this Section 8.04 shall not apply to any release or public statement (a) in connection with an Acquisition Proposal or a Geneva Adverse Recommendation Change and matters related thereto, (b) in connection with any dispute between the Parties regarding this Agreement, the Transaction or the other transactions contemplated hereby or (c) to the extent the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by Geneva and/or Jupiter in compliance with this Section 8.04.

Section 8.05 Stock Exchange Delisting; Valuation; Stock Exchange Listing.

(a) Each of Geneva and Jupiter agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist each Geneva ADS from the Nasdaq and terminate its registration under the 1934 Act; provided, that such delisting and termination shall not be effective until the Effective Time.

(b) Bidco and Jupiter shall each take all necessary actions to obtain the Valuation in accordance with Section 1028 of the Irish Companies Act 2014 (as amended), to the extent the Valuation is required by Applicable Law in connection with the Transaction and the other transactions contemplated hereby (including the Debt Financing).

(c) Jupiter shall take all necessary action to cause the Jupiter Ordinary Shares comprising the Share Deliverable to be listed on Nasdaq prior to the Effective Time.

Section 8.06 Switching. Neither Bidco nor Jupiter may elect to implement the acquisition of the entire issued share capital of Geneva as contemplated by this Agreement by means of a takeover offer within the meaning of Section 974 of the Companies Act at any time without Geneva’s prior written consent.

Section 8.07 Tax Matters. Geneva and Bidco shall (and shall, in the case of Geneva, procure that each of its Subsidiaries and its and their Representatives shall and, in the case of Bidco, procure that any other member of the Bidco Group and its and their respective Representatives shall) provide such assistance and information as such other Party may reasonably request in connection with any matters relating to Tax in respect of the transactions contemplated by this Agreement, including in respect of any Tax clearances or Consents that any such Party may consider necessary or desirable in connection with the transactions contemplated by this Agreement (including in connection with any UK stamp duty or stamp duty reserve tax). Geneva shall, as soon as reasonably practicable after the date hereof, apply for confirmation from Her Majesty’s Revenue & Customs that the Court Order is not subject to United Kingdom stamp duty or stamp duty reserve tax. For the avoidance of doubt, failure to obtain such confirmation shall not constitute a breach of Geneva’s obligations under this Agreement.

ARTICLE IX

CONDITIONS TO THE TRANSACTION

Section 9.01 Conditions to the Obligations of Each Party. The obligations of Geneva, Bidco and Jupiter to consummate the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following conditions:

(a) the Geneva Shareholder Approvals shall have been obtained;

(b) the Scheme of Arrangement shall have been sanctioned by the Court;

(c) (i) no Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and (ii) no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction;

(d) the Exchange Shares shall have been approved for listing on Nasdaq; and

(e) any applicable waiting period under the HSR Act shall have expired or been terminated and any applicable waiting period or other Consent under the Foreign Antitrust Laws of the jurisdictions set forth on Section 9.01(e) of the Geneva Disclosure Schedule relating to the Transaction shall have expired, been terminated or been obtained, as applicable.

Section 9.02 Conditions to the Obligations of Bidco and Jupiter. The obligations of Bidco and Jupiter to consummate the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Bidco and Jupiter) of the following further conditions:

(a) Geneva shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the Closing;

(b) (i) the representations and warranties of Geneva contained in Section 4.01 (other than the third, fourth and sixth sentences therein), Section 4.02, Section 4.05(c) (other than the last sentence therein), Section 4.06(b), Section 4.25, Section 4.26 and Section 4.27 (A) in the case of any such representations and warranties that are qualified by materiality or Material Adverse Effect in the text thereof, shall be true and correct in all respects, and (B) in the case of any such representations and warranties that are not so qualified, shall be true and correct in all material respects, in the case of each of clauses (A) and (B), at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Geneva contained in Section 4.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of Geneva contained in Section 4.09(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of Geneva contained in Article IV (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(c) Bidco shall have received a certificate from an executive officer of Geneva confirming the satisfaction of the conditions set forth in Section 9.02(a) and Section 9.02(b).

Section 9.03 Conditions to the Obligations of Geneva. The obligation of Geneva to consummate the Transaction is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Geneva) of the following further conditions:

(a) Bidco and Jupiter shall each have performed, in all material respects, all of their respective obligations hereunder required to be performed by Jupiter and Bidco at or prior to the Closing;

(b) (i) the representations and warranties of Bidco and Jupiter (as applicable) contained in Section 5.01 (other than the fourth and fifth sentences therein), Section 5.02, Section 5.05(b), Section 5.12 (A) in the case of any such representations and warranties that are qualified by materiality or Jupiter Material Adverse Effect in the text thereof, shall be true and correct in all respects, and (B) in the case of any such representations and warranties that are not so qualified, shall be true and correct in all material respects, in the case of each of clauses (A) and (B), at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date, (ii) the representations and warranties of Jupiter and Bidco contained in Section 5.08 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; (iii) the representations and warranties of Jupiter and Bidco contained in Section 5.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies and (iv) the other representations and warranties of Jupiter contained in Article V (disregarding all qualifications and exceptions contained therein relating to materiality or Jupiter Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Jupiter Material Adverse Effect; and

(c) Geneva shall have received a certificate from an executive officer of Jupiter confirming, on behalf of both Jupiter and Bidco, the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03(b).

ARTICLE X

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Transaction and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Geneva Shareholder Approvals):

(a) by mutual written agreement of Geneva and Bidco;

(b) by either Geneva or Bidco if:

(i) the Transaction has not been consummated on or before 11:59 p.m. Eastern time on August 3, 2021 (as such date may be extended pursuant to the following provisos, the “End Date”); provided, that (A) if on such date any of the conditions set forth in Section 9.01(e) or Section 9.01(c) (if the Order or Applicable Law relates to Antitrust Laws) (collectively, the “Antitrust Conditions”) shall not have been satisfied, but all other conditions set forth in Article IX have been satisfied or (to the extent permitted by Applicable Law) waived (other than (1) those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being able to be satisfied or having been waived and (2) the condition set forth in Section 9.01(b)), then the End Date shall be automatically extended to November 3, 2021, and (B) if on November 3, 2021 any of the Antitrust Conditions shall not have been satisfied, but all other conditions set forth in Article IX have been satisfied or (to the extent permitted by Applicable Law) waived (other than (1) those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being able to be satisfied or having been waived and (2) the condition set forth in Section 9.01(b)), then the End Date shall be automatically further extended to February 3, 2022; provided, further, that (x) if the Marketing Period has commenced and is in effect on a date that would otherwise be the End Date, the End Date shall be automatically extended to the date that is 10 Business Days after the then scheduled expiration of the Marketing Period (without regard to any potential early termination thereof) (provided, that if the dates of such Marketing Period are such that it would be scheduled to expire on a date that would require such Marketing Period to be re-commenced pursuant to clause (iii) or (v) of the last sentence of the definition of “Marketing Period”, then the End Date shall be automatically extended to the date that is 10 Business Days after the expiration of such re-commenced Marketing Period, assuming such Marketing Period is re-commenced on the first available date specified in the applicable clause (iii) or (v) of such sentence), (y) if the condition set forth in Section 9.01(b) is satisfied less than four Business Days before a date that would otherwise be the End Date, the End Date shall be automatically extended to the date that is four Business Days following such scheduled End Date and (z) the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the proximate cause of the failure of the Transaction to be consummated by the End Date;

(ii) a court or other Governmental Authority of competent jurisdiction shall have issued an Order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement has been the proximate cause of such Order;

(iii) if the Scheme Meeting or the Geneva GM (including, in each case, any postponements or adjournments thereof) shall have been completed and any Geneva Shareholder Approval voted on at such meeting shall not have been obtained;

(iv) if the Court declines or refuses to sanction the Scheme of Arrangement; provided that if an appeal has been submitted by either Bidco or Geneva in respect of any such decline or refusal, the right to terminate the Agreement pursuant to this Section 10.01(b)(iv) may not be exercised until such appeal has been denied in a final determination; or

(c) by Bidco:

(i) if (A) a Geneva Adverse Recommendation Change shall have occurred, (B) following the commencement of a takeover, tender or exchange offer relating to the Geneva Ordinary Shares or Geneva ADSs by a Third Party, the Geneva Board states that it recommends such takeover, tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the 1934 Act) with respect to such takeover, tender or exchange offer, or fails to publicly affirm the Geneva Board Recommendation and recommend that the holders of Geneva Ordinary Shares and Geneva ADSs reject such takeover, tender or exchange offer within 10 Business Days after the commencement of such takeover, tender offer or exchange offer pursuant to Rule 14d-9 promulgated under the Exchange Act (or, if earlier, five Business Days prior to the Scheme Meeting or the Geneva GM) or (C) a Willful Breach by Geneva of Section 6.02 or Article III (in the case of Article III, solely to the extent such Willful Breach would reasonably be expected to prevent, materially impair or materially delay the consummation of the Transaction) shall have occurred;

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Geneva set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Geneva within the earlier of (x) 30 days following written notice to Geneva from Bidco of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(c)(ii) if Bidco or Jupiter is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Bidco or Jupiter would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied; or

(d) by Geneva:

(i) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Bidco or Jupiter set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Bidco or Jupiter (as applicable) within the earlier of (x) 30 days following written notice to Bidco or Jupiter (as applicable) from Geneva of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(d)(i) if Geneva is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Geneva would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied; or

(ii) prior to the Geneva Approval Time, if (A) the Geneva Board shall have authorized the termination of this Agreement in accordance with the terms set forth in Section 6.02 in order to enter into a definitive agreement providing for a Superior Proposal and (B) substantially concurrently with such termination, Geneva enters into such definitive agreement; provided, that, at or prior to, and as a condition to the effectiveness of, such termination, Geneva pays Bidco (or its designee that is a Person formed under the laws of Ireland) the Termination Fee pursuant to Section 10.03(a).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other Parties, which notice shall specify the relevant section and subsection of this Agreement pursuant to which such termination is made.

Section 10.02 Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any of its Affiliates or its or their respective shareholders, as applicable, or Representatives) to the other Parties hereto, except as provided in Section 10.03; provided, that, subject to Section 10.03(c), neither Bidco, nor Jupiter nor Geneva shall be released from any liabilities or damages arising out of any fraud with respect to the representations and warranties set forth in this Agreement or Willful Breach. The provisions of Section 6.06(c), this Section 10.02, Section 10.03, Article XI (other than Section 11.12, except to the extent that Section 11.12 relates to the specific performance of the provisions of this Agreement that survive termination) and Annex A (to the extent related to the foregoing) shall survive any termination of this Agreement pursuant to Section 10.01. In addition, the termination of this Agreement shall not affect the respective obligations of Geneva and Jupiter under the Confidentiality Agreement.

Section 10.03 Termination Payment.

(a)

(i) If this Agreement is terminated pursuant to (x) Section 10.01(b)(iv) (if Geneva shall have communicated to the Court at the hearing to sanction the Scheme of Arrangement that the Geneva Board no longer supports the consummation of the Transaction or no longer wishes the Court to sanction the Scheme of Arrangement, or that the Geneva Board favors or approves of any Acquisition Proposal, or shall have made any other statement or communication to the Court to the effect of any of the foregoing), (y) Section 10.01(c)(i) or (z) Section 10.01(d)(ii) (or is terminated pursuant to another provision at a time that it is terminable pursuant to any such provision in the foregoing clauses (x)-(z)), or

(ii) this Agreement is terminated by Bidco or Geneva pursuant to Section 10.01(b)(iii); provided, in the case of this clause (ii), that (A) an Acquisition Proposal shall have been publicly announced or made publicly known after the date of this Agreement and shall not have been publicly withdrawn without qualification at least four

Business Days prior to the Geneva GM and the Scheme Meeting and (B) within 12 months of the date this Agreement is so terminated, (x) Geneva enters into a definitive agreement providing for an Acquisition Proposal, or (y) an Acquisition Proposal is consummated; provided, that for purposes of this Section 10.03(a)(ii), all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”, then, in either the case of clause (i) or clause (ii) of this Section 10.03(a), Geneva shall pay to Bidco (or its designee that is a Person formed under the laws of Ireland), in cash, a payment in an amount equal to $71.5 million (the “Termination Fee”) (x) in the case of Section 10.03(a)(i), at or prior to, and as a condition to the effectiveness of, the termination of this Agreement in the case of a termination by Geneva or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination by Bidco and (y) in the case of Section 10.03(a)(ii), at or prior to the first to occur of (1) the entry into a definitive agreement providing for an Acquisition Proposal referred to therein and (y) the consummation of an Acquisition Proposal referred to therein.

(b) Any payment of the Termination Fee shall be made by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Bidco.

(c) The parties agree and understand that in no event shall Geneva be required to pay the Termination Fee on more than one occasion. The parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 10.03 do not constitute a penalty and that Geneva will not be entitled to argue that the Termination Fee is unenforceable or should be reduced in any manner. Accordingly, if Geneva fails to promptly pay any Termination Fee due pursuant to this Section 10.03, Geneva shall also pay any reasonable and documented out-of-pocket costs and expenses (together with any irrecoverable VAT incurred thereon, and including reasonable and documented legal fees and expenses) incurred by Bidco in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Geneva. Any Termination Fee not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Other than in the case of fraud with respect to the representations and warranties set forth in this Agreement or Willful Breach, the amounts payable by Geneva pursuant to Section 10.03(a), together with any amounts payable pursuant to this Section 10.03(c), shall be the sole and exclusive monetary remedy of Bidco, Jupiter and their Affiliates and Representatives, in the event of a termination of this Agreement in connection with which the Termination Fee is payable by Geneva pursuant to Section 10.03(a) and the Termination Fee and any such additional amounts payable pursuant to this Section 10.03(c) are actually paid to Bidco, for any and all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform by Geneva of its covenants and agreements hereunder.

(d) The Parties intend that any payment of any Termination Fee, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, (i) the Parties shall, and shall procure that the representative member of any VAT group of which it is a member shall, use reasonable best efforts to secure that the Termination Fee will not be subject to any VAT and (ii) Geneva shall pay the full amount of any Termination Fee free and clear of any deduction or adjustment pursuant to the following Section 10.03(e).

(e) If a Taxing Authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment of the Termination Fee constitutes all or part of the consideration for a supply made for VAT purposes in respect of which either (A) the recipient of the sum (or the representative member of the VAT group of which the recipient of the sum is a member) is liable to account for VAT or (B) Geneva (or the representative member of the VAT group of which it is a member) is liable to account for VAT under the reverse charge mechanism, then:

(i) in the case of Section 10.03(e)(A), to the extent that such VAT is recoverable by Geneva (or the representative member of the VAT group of which it is a member) by way of repayment or credit as input tax, the amount of the sum shall be increased to such amount so that the amount of the sum (including any amount in respect of VAT), less the amount of such repayment or credit in respect of input tax, equals the amount of the sum had no such VAT arisen; and

(ii) in the case of Section 10.03(e)(B), to the extent that any VAT chargeable on the supply is not recoverable by Geneva (or the representative member of the VAT group of which it is a member) by way of repayment or credit as input tax, the amount of the sum shall be reduced to such amount so that the aggregate of the sum (as so reduced) and such irrecoverable reverse charge VAT equals the amount of the sum had no such irrecoverable reverse charge VAT arisen.

(f) Any adjusting payment as may be required between the parties to give effect to Section 10.03(e) shall be made five Business Days after the date on which the determination by the Taxing Authority (or court or tribunal, as the case may be) has been communicated to the Party required to make the adjusting payment pursuant to Section 10.03(e) (together with such evidence of it as it is reasonable in the circumstances to provide and, where Section 10.03(e)(A) applies, together with the provision of a valid VAT invoice) or, if later, five Business Days (y) in the case of Section 10.03(e)(A) after the date on which the VAT is recovered or (z) in the case of Section 10.03(e)(B) before the date on which the irrecoverable VAT is required to be accounted for (taking into account any applicable extensions of time), provided that in the case of Section 10.03(e)(B) the party making the adjusting payment has been given not less than fifteen Business Days prior written notice of such date. The Party liable to account for any VAT shall (or shall procure that the representative member of the VAT group of which such party is a member shall) use its reasonable best efforts to obtain any available repayment or credit in respect of VAT (as referred to in this Section 10.03(f)) and for the purposes of this Section 10.03(f) the extent of such repayment or credit shall be determined by such party, acting reasonably.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing sent via email and shall be given,

If to Geneva, to:

GW Pharmaceuticals plc

Sovereign House

Vision Park Chivers Way

Histon Cambridge, CB24 9BZ United Kingdom

Attention: Douglas B. Snyder

Email: DSnyder@greenwichbiosciences.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: George F. Schoen

Damien R. Zoubek

Jenny Hochenberg

Email:       gschoen@cravath.com

dzoubek@cravath.com

jhochenberg@cravath.com

and

Slaughter and May

One Bunhill Row

London, United Kingdom EC1Y 8YY

Attention: Andy Ryde

Paul Mudie

Email:       andy.ryde@slaughterandmay.com

paul.mudie@slaughterandmay.com

If to Bidco or Jupiter or, following the Closing, Geneva, to:

Jazz Pharmaceuticals Public Limited Company

Fifth Floor, Waterloo Exchange

Waterloo Road, Dublin 4, Dublin Ireland D04 E5W7

Attention: Neena Patil

Email:       neena.patil@jazzpharma.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Mark Gordon

Victor Goldfeld

Email:       MGordon@wlrk.com

VGoldfeld@wlrk.com

and

Macfarlanes LLP

20 Cursitor Street

London, United Kingdom EC4A 1LT

Attention: Charles Martin

Harry Coghill

Email:       charles.martin@macfarlanes.com

harry.coghill@macfarlanes.com

or to such other email address as such party may hereafter specify for the purpose by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of dispatch by the sender thereof (to the extent that no “bounce back”, “out of office” or similar message indicating non-delivery is received with respect thereto), in each case to the required recipient as set forth above, if such dispatch is made by 5:00 p.m. New York City time on a Business Day or, if made after 5:00 p.m. New York City time on a Business Day, such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.02 Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for any covenant or agreement that by its terms is to be performed in whole or in part after the Effective Time.

Section 11.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Geneva Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Geneva Shareholders under Applicable Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except all United Kingdom and Ireland stamp duty and stamp duty reserve tax and any other similar Taxes incurred in connection with the transfer of the Scheme Shares pursuant to this Agreement (“Transfer Taxes”) shall be paid by Bidco, and Bidco shall, at its own expense, file all necessary documentation with respect to all such Transfer Taxes.

Section 11.05 Third-Party Beneficiaries; Benefit; Assignment.

(a) Except as provided in Section 6.06(c), Section 7.03 and Section 11.14, nothing in this Agreement or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each of the other Parties, except that (i) prior to the Closing, Bidco and Jupiter may each transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to Jupiter or any wholly owned Subsidiary of Jupiter and (ii) after the Closing, Bidco and Jupiter may each transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any other Person; provided, that, in any such case of clause (i) and (ii), such transfer or assignment by Bidco or Jupiter (A) shall not relieve Bidco or Jupiter of its obligations hereunder, (B) otherwise alter, expand or change any obligation of any other Party hereto or (C) delay the consummation of the Transaction or any of the other transactions contemplated hereby or otherwise have non-de minimis adverse Tax consequences to Geneva Shareholders.

Section 11.06 Governing Law. This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided, however, that (a) the Scheme of Arrangement and (b) the interpretation of the duties of directors of Geneva shall in each case of the foregoing clauses (a)-(b) be governed by, and construed in accordance with, the laws of England and Wales.

Section 11.07 Jurisdiction/Venue. Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 11.01 in any action relating to this Agreement or any of the transactions contemplated by this Agreement; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law. Notwithstanding the foregoing in this Section 11.07, the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.

Section 11.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.08.

Section 11.09 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.10 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 11.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12 Specific Performance. The parties’ rights in this Section 11.12 are an integral part of the transactions contemplated by this Agreement. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (this being in addition to any other remedy to which they are entitled under this Agreement or under Applicable Law), without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Nothing contained in this Section 11.12 shall require any party to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 11.12 before exercising any termination right under Section 10.01 (or pursuing the Termination Fee or damages), nor shall the commencement of any Proceeding pursuant to this Section 11.12 or anything contained in this Section 11.12 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 10.01 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 11.13 Interpretation. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Geneva Disclosure Schedule and the Jupiter Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Geneva Disclosure Schedule or the Jupiter Disclosure Schedule, but not

otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Person include the successors and permitted assigns of that Person; (xi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xii) references to “dollars” and “$” means U.S. dollars; (xiii) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) with respect to Bidco, posted and made available to Bidco on the applicable due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis) with access provided to Bidco and its Representatives, or, with respect to Geneva, posted or made available to Geneva on the applicable due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis) with access provided to Geneva and its Representatives, as applicable, in each case, prior to the execution and delivery of this Agreement; (B) provided via email or in person prior to the execution and delivery of this Agreement (including materials provided to outside counsel); or (C) filed or furnished to the SEC prior to the date of this Agreement; (xiv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xv) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement, (xvi) references to Geneva Shareholders or other holders of Geneva Ordinary Shares shall be deemed to include holders of any Geneva ADS unless the context otherwise requires (it being understood, for the avoidance of doubt, that Geneva ADSs are not themselves being acquired under the Scheme or Arrangement and do not constitute Scheme Shares); and (xvii) the terms “or”, “any” and “either” are not exclusive.

Section 11.14 Financing Parties. Notwithstanding anything in this Agreement to the contrary, but in all cases subject to and without in any way limiting the rights and claims of Jupiter or any of its Subsidiaries under and pursuant to the Commitment Letter or the Definitive Agreements, Geneva, on behalf of itself and its Subsidiaries, hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, in each case involving the Financing Parties, arising out of or relating to, this Agreement, the Commitment Letter, the Debt Financing or the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its Subsidiaries to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Geneva or its Subsidiaries in any such Proceeding shall be effective if notice is given in accordance with Section 11.01, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY PROCEEDING BROUGHT AGAINST THE FINANCING PARTIES IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, THE DEBT FINANCING, THE COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER, (g) agrees that none of the Financing Parties will have any liability to Geneva or any of its Subsidiaries relating to or arising out of this Agreement, the Debt Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Section 11.14 and the definitions used in this Section 11.14 or related thereto and (i) agrees that the provisions in this Section 11.14 and the definition of “Financing Parties” shall not be amended in any way adverse in any material respect to the Financing Parties without the prior written consent of the Financing Entities).

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Jazz Pharmaceuticals UK Holdings Limited

By:
Name:	Samantha Pearce
Title:	Director

Jazz Pharmaceuticals Public Limited Company

By:
Name:	Finbar Larkin
Title:	SVP, Head of Technical Operations, Supply Chain Management

[Signature Page to Transaction Agreement]

GW Pharmaceuticals plc

By:
Name:	Justin Gover
Title:	Chief Executive Officer

GW Pharmaceuticals plc

Douglass B. Snyder
Chief Legal Officer & Secretary

[Signature Page to Transaction Agreement]

Annex A

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means any indication of interest, proposal or offer from any Person (or Persons acting in concert) or Group, other than any member of the Bidco Group, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Geneva or any of its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of Geneva and its Subsidiaries, taken as a whole, or to which 20% or more of the revenues or earnings of Geneva and its Subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition (whether by issuance or transfer and whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting or equity securities of Geneva, including Geneva ADSs (whether by voting power or number of shares), (iii) takeover offer, tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of the outstanding voting or equity securities of Geneva, including Geneva ADSs (whether by voting power or number of shares), or (iv) merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Geneva or any of its Subsidiaries pursuant to which persons other than the shareholders of Geneva immediately preceding such transaction would hold 20% or more of the voting or equity securities in Geneva (including Geneva ADSs) or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (in each case whether by voting power or number of shares).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.

“Applicable Law(s)” means, with respect to any Person, any federal, state, foreign national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. References to “Applicable Law” or “Applicable Laws” shall be deemed to include the FDCA, the rules, regulations and administrative policies of or promulgated under the FDA, the PHSA, the EMA, the Bribery Legislation, the Sanctions Laws and the Antitrust Laws.

“Balance Sheet Date” means September 30, 2020.

“Bidco Group” means Jupiter, Bidco and other any direct or indirect Subsidiaries of Jupiter from time to time;

“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the FCPA, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the United Kingdom Bribery Act 2010 and the United Kingdom Proceeds of Crime Act 2002 and the Irish Criminal Justice (Corruption Offences) Act 2018.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Dublin, Ireland or London, England are authorized or required by Applicable Law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the United Kingdom Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.

“Compliant” means, with respect to the Required Information, that: (a) such Required Information does not contain any untrue statement of a material fact regarding Geneva and its Subsidiaries, or omit to state any material fact regarding Geneva and its Subsidiaries necessary in order to make such Required Information not materially misleading in light of the circumstances under which such statements were made, (b) such Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities (excluding subsidiary financial statements, any information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X or Item 402 of Regulation S-K and any other information customarily excluded from an offering memorandum for private placements of non-convertible debt securities pursuant to Rule 144A), and (c) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under the rules and regulations promulgated by the SEC for registered offerings of non-convertible debt securities and are sufficient to permit Geneva and its Subsidiaries’ applicable independent accountants to issue customary comfort letters in connection with any Debt Financing, including as to customary negative assurances, in order to consummate any portion of the Debt Financing on any day during the Marketing Period.

“Confidentiality Agreement” means the amended and restated non-disclosure letter agreement dated as of January 5, 2021 between Jupiter and Geneva.

“Consent” means any consent, approval, waiver, license, permit, variance, certificate, registration, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any contract, agreement, obligation, understanding or instrument, lease, license, concession, franchise, note, option, bond, mortgage, indenture, trust document, loan, insurance policy or other legally binding commitment or undertaking of any nature; provided, that “Contracts” shall not include any Geneva Employee Plan.

“Court” means the High Court of Justice of England and Wales.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Authority of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention, the United Kingdom National Health Service and the World Health Organization in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.

“Deposit Agreement” means the deposit agreement dated as of May 13, 2013 by and among Geneva, the Depositary and all holders and beneficial owners of the Geneva ADSs issued thereunder, as such agreement is amended, modified or supplemented from time to time.

“Depositary” means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement).

“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Geneva) is the Depositary or a Depositary Custodian holding those Scheme Shares for the Depositary in accordance with the Deposit Agreement.

“Discussion Period” shall mean a period (a) commencing on the day on which the Geneva Board makes the necessary determination pursuant to Section 6.02(b) to permit Geneva to engage discussions pursuant to Section 6.02(b) with, or provide information to, a Person who has made an Acquisition Proposal and (b) ending at such time as (i) Geneva has notified Jupiter that such discussions have been terminated, (ii) the Geneva Board has rejected the Acquisition Proposal or such Acquisition Proposal has been withdrawn without qualification and (iii) Geneva has reconfirmed the Geneva Board Recommendation (in the case of clauses (ii) and (iii), publicly, if the Acquisition Proposal shall have been publicly announced or made publicly known).

“DR Nominee” means such company falling within Section 67(6) and Section 93(3) of the United Kingdom Finance Act 1986 as Bidco may in its sole discretion appoint in order to act as transferee of the Depositary Shares pursuant to the Scheme of Arrangement.

“Environmental Law” means any Applicable Law (a) regulating or relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or the health of persons, including protection of the health and safety of employees (as such relates to exposure to hazardous or toxic substances or wastes) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of toxic or hazardous substances or wastes or (b) imposing liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means all permits, licenses, franchises, variances, exemptions, orders, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Law of Geneva or any of its Subsidiaries for the operation of its respective businesses.

“Equity Securities” means, with respect to any Person, (i) any shares in the share capital or other equity securities of, or other membership, partnership or other ownership interest in, such Person, including American Depositary Shares, (ii) any securities of such Person convertible into or exchangeable for shares in the share capital or other equity securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any share capital or other equity securities of, or other membership, partnership or other ownership interests in, or securities convertible into or exchangeable for share capital or other equity securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other equity securities of, other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Shares” means the Jupiter Ordinary Shares to be delivered to Geneva Shareholders pursuant to the Transaction.

“FCA” means the United Kingdom Financial Conduct Authority.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“Financing Entities” has the meaning set forth in the definition of “Financing Parties”.

“Financing Parties” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing in connection with the consummation of the transactions contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto (the “Financing Entities”) and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Jupiter nor any Affiliate of Jupiter shall be a Financing Party.

“FRC” means the United Kingdom Financial Reporting Council.

“GAAP” means United States generally accepted accounting principles.

“Geneva ADS” means an American depositary share representing, as of the date hereof, a beneficial ownership interest in 12 Geneva Ordinary Shares on deposit with the Depositary (or a Depositary Custodian under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement.

“Geneva Balance Sheet” means the unaudited consolidated balance sheet of Geneva and its Subsidiaries as of September 30, 2020, and the footnotes to such consolidated balance sheet, in each case set forth in Geneva’s report on Form 10-Q for the fiscal quarter ended September 30, 2020.

“Geneva Disclosure Schedule” means the Geneva Disclosure Schedule delivered to Bidco and Jupiter on the date of this Agreement.

“Geneva Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not such plan is sponsored or maintained in the United States, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by Geneva or any of its Subsidiaries for the current or future benefit of any director, officer, employee, worker or individual consultant (including any former director, officer, employee, worker or individual consultant) of Geneva or any of its Subsidiaries or (B) for which Geneva or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority, to which contributions are required by Applicable Law.

“Geneva GM” means the general meeting of the Geneva Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement in order to vote on the Geneva Shareholder Resolution, expected to be held as soon as the preceding Scheme Meeting shall have been concluded (it being understood that if the Scheme Meeting is adjourned or postponed, the Geneva GM shall be correspondingly adjourned or postponed).

“Geneva Intellectual Property” means the Intellectual Property Rights owned or purported to be owned by Geneva or its Subsidiaries.

“Geneva Ordinary Shares” means the ordinary shares in the capital of Geneva, each with a nominal value £0.001 per share (which, for the avoidance of doubt, shall include ordinary shares in the capital of Geneva held by the Depositary (or a Depositary Custodian) under the Deposit Agreement and underlying the Geneva ADSs).

“Geneva Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Geneva or any of its Subsidiaries.

“Geneva Share Option” means any option to acquire Geneva Ordinary Shares or Geneva ADSs outstanding under the Geneva Stock Plans (including, for the avoidance of doubt, market priced options and RSU-style options).

“Geneva Shareholder” means a holder of Geneva Ordinary Shares from time to time (being, for the avoidance of doubt, a registered holder of Geneva Ordinary Shares as shown from time to time on Geneva’s register of members).

“Geneva Shareholder Approvals” means (i) the approval of the Scheme of Arrangement by a majority in number representing not less than three-fourths (75%) in value of the members or class of members (as the case may be) present and voting either in person or by proxy at the Scheme Meeting and (ii) the passing of the Geneva Shareholder Resolution by members representing not less than three-fourths (75%) of the total voting rights of eligible members present and voting either in person or by proxy at the Geneva GM.

“Geneva Shareholder Meetings” means the Scheme Meeting and the Geneva GM.

“Geneva Shareholder Resolution” means the special resolution to amend the Geneva Organizational Documents and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme of Arrangement, substantially in the form set out in Annex C with or subject to any modification or addition which Bidco, Jupiter and Geneva may mutually agree.

“Geneva Stock Plans” means any Geneva Employee Plan providing for equity or equity-based compensation, including the Geneva plc 2008 Long Term Incentive Plan, Geneva plc 2017 Long Term Incentive Plan and Geneva plc 2020 Long Term Incentive Plan, as amended from time to time.

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal.

“Group” means a “group” as defined in Section 13(d) of the 1934 Act.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment as hazardous, toxic, radioactive, dangerous, harmful or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money, whether current, short-term or long-term and whether secured or unsecured; (b) all obligations evidenced by bonds, debentures, notes or similar instruments, including any lability in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (c) all indebtedness of others secured by any Lien on owned or acquired property, whether or not the indebtedness secured thereby has been assumed; (d) all finance and capital lease obligations and all synthetic lease obligations; (e) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments whether or not drawn; (f) all obligations under securitization transactions; (g) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business); (h) all obligations, contingent or otherwise, in respect of bankers’ acceptances, whether or not drawn; (i) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); and (j) guarantees in respect of Indebtedness described in clauses (a) through (i), including guarantees of another person’s Indebtedness or any obligation of another person which is secured by assets of Geneva or any of its Subsidiaries.

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin (“Marks”); (iii) domain names, uniform resource locators, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services (“Internet Properties”); (iv) copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) (“Copyrights”); (v) trade secrets and industrial secret rights in confidential or proprietary business or technical information, including know-how, formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (vi) other similar or equivalent intellectual property or proprietary rights anywhere in the world.

“Intervening Event” means any event, change, development or occurrence that is material to Geneva and its Subsidiaries (taken as a whole) that (i) was not known or reasonably foreseeable to the Geneva Board as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof or (B) any event, change, development or occurrence relating to or concerning Jupiter or any of its Affiliates.

“Jupiter Disclosure Schedule” means the Jupiter Disclosure Schedule delivered to Geneva on the date of this Agreement.

“Jupiter Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not such plan is sponsored or maintained in the United States, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by Jupiter or any of its Subsidiaries for the current or future benefit of any director, officer, employee, individual consultant (including any former director, officer, employee, worker or individual consultant) of Jupiter or any of its Subsidiaries or (B) for which Jupiter or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority, to which contributions are required by Applicable Law.

“Jupiter Intellectual Property” means the Intellectual Property Rights owned or purported to be owned by Jupiter or its Subsidiaries.

“Jupiter Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of Jupiter and its Subsidiaries, taken as a whole, and a material adverse effect on the aggregate Transaction Deliverables, taken as a whole; provided, that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Jupiter Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Jupiter Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industry in which Jupiter or any of its Subsidiaries operate, (iii) fluctuations in the value of any currency, (iv) any decline, in and of itself, in the market price or trading volume of the Jupiter Ordinary Shares (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Jupiter Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Jupiter Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign country, (vi) any failure, in and of itself, by Jupiter or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Jupiter Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Jupiter Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Transaction), the taking of any action required by this Agreement or the identity of, or any facts or circumstances relating to, Geneva or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Jupiter or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, officers, employees or other material business relations (provided that this clause (vii) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement (including the representations and warranties in Section 5.01, 5.03 and 5.04) or with respect to the condition to Closing contained in Section 9.03(b) to the extent it relates to such representations and warranties), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority or any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, (ix) any changes or prospective changes in GAAP (or authoritative interpretations thereof), (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing, (xi) any epidemic, pandemic (including COVID-19) or other outbreak of illness or public health event, any COVID-19 Measures, any hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any worsening of any of the foregoing), (xii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the transactions contemplated hereby (including the Transaction) or (xiii) with respect to any Jupiter Product (A) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing, (B) any pre-clinical or clinical studies, tests or results or announcements thereof, (C) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (D) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval or (E) any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations other than with respect to Jupiter Products that have received marketing approval, but excluding in the case of this clause (xiii) side effects, adverse effects, adverse events or safety observations events that result in a broad based product recall of, or withdrawal from the market of, any Jupiter Product, except that the matters referred to in clauses (i), (ii), (iii), (v), (viii), (ix), (x) or (xi) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on Jupiter and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the impact of such event, change, effect, circumstance, fact, development or occurrence on companies operating in the industry in which Jupiter and its Subsidiaries operate, and then solely to the extent of such disproportionality.

“Jupiter Ordinary Shares” means the ordinary shares in the share capital of Jupiter, each with a nominal value of $0.0001 per share.

“Jupiter Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Jupiter or any of its Subsidiaries.

“Jupiter Share Price” means the volume-weighted average sales price of a Jupiter Ordinary Share on Nasdaq for the consecutive period of 15 trading days beginning at 9:30 a.m. New York time on the 18th trading day immediately preceding the Closing Date and concluding at 4:00 p.m. New York time on the fourth trading day immediately preceding the Closing Date, as calculated by Bloomberg L.P. under the function “VWAP” or, if not reported therein, the comparable function of another authoritative source mutually selected by the Parties, and taken to four decimal places.

“Jupiter Shareholder” means a holder of Jupiter Ordinary Shares from time to time (being, for the avoidance of doubt, a registered holder of Jupiter Ordinary Shares as shown from time to time on Jupiter’s register of members).

“Jupiter Stock Plans” means any Jupiter Employee Plan providing for equity or equity-based compensation, including Jupiter’s 2007 Equity Incentive Plan and 2011 Equity Incentive Plan.

“knowledge” means (i) with respect to Geneva, the knowledge of those individuals set forth in Section 1.01(a) of the Geneva Disclosure Schedule and (ii) with respect to Jupiter or Bidco, the knowledge of those individuals set forth in Section 1.01(a) of the Jupiter Disclosure Schedule, in each case, after reasonable inquiry to the direct report of such individual with primary responsibility for the relevant matter.

“Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to Geneva of any of its Subsidiaries.

“Lien” means, with respect to any share, security, property or asset (as applicable), any mortgage, lien, pledge, charge, security interest, hypothecation, right of preemption, right of first refusal, contract for sale, easement, right of way, encroachment, occupancy right, community property interest or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law.

“Marketing Period” means the first period of 15 consecutive Business Days after the date hereof (a) throughout and at the end of which Jupiter shall have the Required Information and (b) throughout and at the end of which the conditions set forth in Section 9.01 and Section 9.02 shall be satisfied (other than (A) those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being able to be satisfied or having been waived, (B) the condition set forth in Section 9.01(a), (C) the condition set forth in Section 9.01(b) and (D) the condition set forth in Section 9.01(d)). Notwithstanding anything in this definition of “Marketing Period” to the contrary, (A) the Marketing Period shall not commence or be deemed to have commenced (x) prior to the date that is 10 Business Days before the Scheme Meeting and the Geneva GM or (y) if, after the date hereof and prior to the completion of such 15 consecutive Business Day period: (i) Geneva’s independent accountant shall have withdrawn its audit opinion with respect to Geneva’s most recent annual audited financial statements, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of Geneva for the applicable periods by the independent accountant or another independent public accounting firm reasonably acceptable to Jupiter, (ii) Geneva issues a public statement indicating its intent to restate any historical financial statements of Geneva or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed or Geneva has announced that it has concluded that no restatement shall be required in accordance with GAAP, (iii) any Required Information would not be Compliant at any time during such 15 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence unless and until the receipt by Jupiter of Required Information that is Compliant, (iv) at any time during a Discussion Period or (v) a Geneva Adverse Recommendation Change shall have occurred, in which case the Marketing Period will not be deemed to commence unless and until the condition set forth in Section 9.01(a) has been satisfied, (B) it is understood and agreed that if Geneva shall in good faith reasonably believe that it has provided the Required Financial Information and that such Required Financial Information is Compliant, it may deliver a written notice to Jupiter to that effect, in which case Geneva shall be deemed to have provided the Required Financial Information on the date specified in such notice and the Required Financial Information shall be deemed to be Compliant on such date, unless Jupiter in good faith reasonably believes that Geneva has not completed the provision of the Required Financial Information or the Required Financial Information is not Complaint and provides notice to Geneva within three Business Days after receipt of Geneva’s notice stating with specificity the Required Financial Information Jupiter reasonably believes has not been provided or the reason for which the Required Financial Information is not Compliant and (C) the Marketing Period shall end on any earlier date on which the Debt Financing is funded in an amount at least equal to the Required Financing Amount. Notwithstanding anything herein to the contrary, (i) May 31, 2021 shall not count as a Business Day for purposes of calculating the Marketing Period, (ii) July 2, 2021 shall not count as a Business Day for purposes of calculating the Marketing Period, (iii) if the Marketing Period shall not have been completed on or prior to August 13, 2021, then it shall not commence prior to September 7, 2021, (iv) November 24, 2021 and November 26, 2021 shall not count as Business Days for purposes of calculating the Marketing Period and (v) if the Marketing Period shall not have been completed on or prior to December 17, 2021, then it shall not commence prior to January 3, 2022.

“Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of Geneva and its Subsidiaries, taken as a whole; provided, that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industry in which Geneva or any of its Subsidiaries operate, (iii) fluctuations in the value of any currency, (iv) any decline, in and of itself, in the market price or trading volume of the Geneva ADSs (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign country, (vi) any failure, in and of itself, by Geneva or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Transaction), the taking of any action required by this Agreement (other than, to the extent not excluded by another clause of this definition, Geneva’s compliance with its obligations pursuant to Section 6.01, except to the extent that Bidco has unreasonably withheld a consent under Section 6.01), or the identity of, or any facts or circumstances relating to, Jupiter or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Geneva or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, officers, employees or other material business relations (provided that this clause (vii) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement (including the representations and warranties in Section 4.01, 4.03 and 4.04) or with respect to the condition to Closing contained in Section 9.02(b), to the extent it relates to such representations and warranties), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority or any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, (ix) any changes or prospective changes in GAAP (or authoritative interpretations thereof), (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing, (xi) any epidemic, pandemic (including COVID-19), any hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any worsening of any of the foregoing), (xii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the transactions contemplated hereby (including the Transaction) or (xiii) with respect to any Geneva Product, in each case other than with respect to the Specified Geneva Product, (A) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing, (B) any pre-clinical or clinical studies, tests or results or announcements thereof, (C) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (D) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval or (E) other than with respect to Geneva Products that have received marketing approval, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (xiii)

side effects, adverse effects, adverse events or safety observations events that result in a broad based product recall of, or withdrawal from the market of, any Geneva Product, except that the matters referred to in clauses (i), (ii), (iii), (v), (viii), (ix), (x) or (xi) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on Geneva and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the impact of such event, change, effect, circumstance, fact, development or occurrence on companies operating in the industry in which Geneva and its Subsidiaries operate, and then solely to the extent of such disproportionality.

“Orange Book” means the FDA’s Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Liens for utilities or Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Applicable Law in the ordinary course of business for amounts not yet delinquent, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case in the ordinary course of business, (iv) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (v) statutory landlords’ liens and liens granted to landlords under any lease, (vi) non-exclusive licenses granted under Intellectual Property Rights in the ordinary course of business, (vii) any purchase money security interests, equipment leases or similar financing arrangements or (viii) any Liens which are disclosed on the Geneva Balance Sheet (in the case of Liens applicable to Geneva or any of its Subsidiaries) or the notes thereto or in Section 1.01(b) of the Geneva Disclosure Letter.

“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality).

“Personal Data” means any and all information that can reasonably be used to identify an individual natural person or household, including information that identifies or could be used to identify, alone or in combination with other information, an individual natural person or an individual natural person’s device or browser, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including social security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person or household, or is linked to any such data element that can reasonably be associated with an individual natural person or household). Personal Data also includes any information defined as “personal data,” “personally identifiable information,” “personal information,” or “protected health information” under any Applicable Law, including any Privacy Legal Requirement or Privacy Commitment.

“Privacy Commitments” means (a) any contractual obligation to third parties with respect to Personal Data, and (b) any legally binding commitment (including any legally binding privacy policy) with respect to collection, processing, maintenance or transfer of Personal Data.

“Privacy Legal Requirement” means (a) all Applicable Laws that pertain to the privacy or the processing of Personal Data, including, to the extent applicable, (i) HIPAA, (ii) the California Consumer Privacy Act, (iii) U.S. state data security laws and regulations such as the New York SHIELD Act, the Massachusetts Standards for the protection of personal information of residents of the Commonwealth, 201 CMR 17, all state data breach notification laws, and state biometric privacy laws; (iv) applicable requirements of comparable state and foreign Applicable Laws such as the EU Data Protection Directive 95/46/EC of 24 October 1995 (in respect of the period prior to 25 May 2018), the EU General Data Protection Regulation 2016/679/EU of April 27, 2016 and all corresponding member state legislation (in respect of the period on and from 25 May 2018), the EU ePrivacy Directive 2002/58/EC of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector as amended by Directive 2006/24/EC and Directive 2009/136/EC and the related implementing legislation of the EU Member States, (v) (in respect of the period on and from 25 May 2018) the United Kingdom’s Data Protection Act 2018 and (in respect of the period prior to 25 May 2018) the United Kingdom’s Data Protection Act 1998 and (vi) Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personal Data; (b) any applicable contractual obligations to Third Parties related to privacy, data protection, process, transfer or security of Personal Data; and (c) all of Geneva’s and its Subsidiaries’ privacy policies or notices regarding Personal Data that are publicly posted or otherwise provided to individuals whose data are processed.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Authority.

“Release” means any spill, discharge, leaking, pouring, dumping or emptying, dumping, injection, deposit, disposal, dispersal, leaching or migration into or through the environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata).

“Relevant Benefits” means any pension, lump sum, gratuity or other like benefit provided or to be provided in connection with past service, retirement, death, or any change in the nature of the service of any employee or officer.

“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.

“Required Information” means:

(a) the audited consolidated balance sheet and the related audited consolidated statements of income, comprehensive income, cash flows and shareholders’ equity of Geneva for the three most recently completed fiscal years ended 90 days prior to the Closing Date;

(b) the unaudited condensed consolidated balance sheet and the related unaudited condensed consolidated statements of income, comprehensive income, cash flows and shareholders’ equity of Geneva for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year); and

(c) such other pertinent and customary financial information regarding Geneva and its Subsidiaries as Jupiter shall reasonably request of the type and form that are customarily included in private placements of non-convertible debt securities pursuant to Rule 144A promulgated under the 1933 Act for debt financings of similar transactions;

provided that (i) in no event shall the Required Information be deemed to include or shall Geneva otherwise be required to provide (A) pro forma financial statements, pro forma adjustments (including for the Debt Financing, any synergies or cost savings), projections or an as adjusted capitalization table, (B) any description of all or any component of the Debt Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (C) risk factors relating to all or any component of the Debt Financing or (D) subsidiary financial statements or any information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X or Item 402 of Regulation S-K and (ii) the filing of the financial statements on Form 10-K and Form 10-Q within such time periods by Geneva will satisfy the requirements set forth in clauses (a) and (b) above.

“Residual Shares” has the meaning given to it in the Scheme of Arrangement.

“Sanctioned Country” means any of Crimea, Cuba, Iran, North Korea, Sudan, and Syria.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) Her Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

“Sanctions Laws” means all Applicable Laws concerning economic sanctions, including embargoes, export restrictions, import restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Scheme Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement.

“Scheme of Arrangement” means the proposed scheme of arrangement of Geneva under Part 26 of the Companies Act to effect the Transaction pursuant to this Agreement, substantially in the form set out in Annex B, with or subject to any modification, addition or condition which (a) Bidco, Jupiter and Geneva mutually agree and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Bidco, Jupiter and Geneva each acting reasonably and in good faith, in each case in accordance with the Companies Act and this Agreement.

“Scheme Shareholders” has the meaning given to it in the Scheme of Arrangement.

“Scheme Shares” has the meaning given to it in the Scheme of Arrangement.

“SEC” means the U.S. Securities and Exchange Commission.

“Senior Employee” means any: (i) director of Geneva or any of its Subsidiaries; or (ii) employee of Geneva or any of its Subsidiaries at the level of Senior Vice President or above.

“Specified Geneva Product” has the meaning set forth in Section 1.01(c) of the Geneva Disclosure Letter.

“Specified Material Contract” means (a) any Geneva Material Contract of the type referred to in subclauses (v) (other than territorial restrictions included in distribution agreements entered into in the ordinary course of business), (vii) and (viii) of Section 4.15(a), (b) any Contract that (i) limits or purports to limit, in any material respect, the freedom of Bidco, Jupiter or any of their Affiliates (other than Geneva and its Subsidiaries) to engage or compete in any line of business or with any Person or in any area following the Closing, (ii) contains material exclusivity or “most favored nation” obligations or restrictions with respect to Bidco, Jupiter or any of their Affiliates (other than Geneva and its Subsidiaries) following the Closing or (iii) contains any other provisions would that restrict the ability of Bidco, Jupiter or any of their Affiliates (other than Geneva and its Subsidiaries) to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Jupiter Product or Geneva Product following the Closing, directly or indirectly through third parties, in any material respect, (c) any Contract that requires by its terms or is reasonably likely to require, in any of the two next fiscal years after the fiscal year ending December 31, 2020, the payment or delivery of cash or other consideration by Geneva or any of its Subsidiaries in an amount having an expected value in any year in excess of $10,000,000 and (d) any Contract not entered into in the ordinary course of business that requires by its terms or is reasonably likely to require, in any of the two next fiscal years after the fiscal year ending December 31, 2020, the payment or delivery of cash or other consideration to Geneva or any of its Subsidiaries in an amount having an expected value in any year in excess of $10,000,000.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Superior Proposal” means any bona fide, written Acquisition Proposal made after the date of this Agreement by any Person (or Persons acting in concert) or Group (other than any member of the Bidco Group) (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) on terms that the Geneva Board determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all the terms and conditions of the Acquisition Proposal that the Geneva Board considers to be appropriate (including the identity of the Person(s) making the Acquisition Proposal and the expected timing and likelihood of consummation, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), is (A) more favorable from a financial point of view to Geneva Shareholders than the Transaction and (B) is reasonably capable of being completed on the terms proposed.

“Tax” means any and all U.S. federal, state, local, provincial and non-U.S. income, gross receipts, franchise, sales, use, net worth, goods and services, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, social security, unemployment, license, disability, registration, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, capital stock, capital gains, documentary, environmental or windfall or other profits taxes, and any other taxes, assessments, levies, imposts, customs, duties, tariffs, tolls or other similar charges and fees, in each case in the nature of a tax and imposed by any Governmental Authority, together with any interest, penalties, additions to tax, and any additional amounts, in each case, imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, document, form, application, certificate, election, statement, declaration or other information filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any schedules or attachments thereto and any amendments thereof.

“Taxing Authority” means any Governmental Authority that has the power to impose, assess, determine, administer or collect any Taxes.

“Third Party” means any Person or Group, other than Geneva, Jupiter or any of their respective Subsidiaries or Representatives.

“trading day” means a day on which Jupiter Ordinary Shares are traded on Nasdaq.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“United Kingdom Companies Legislation” means the Companies Act, the United Kingdom Companies Act 1985, the United Kingdom Companies Consolidation (Consequential Provisions) Act 1985 and the United Kingdom Companies Act 1989.

“VAT” means (i) any tax charged or imposed pursuant to Council Directive 2006/112/EC or any national legislation implementing such Directive; and (ii) to the extent not included in (i), any value added tax imposed by the United Kingdom Value Added Tax Act 1994 and any related secondary legislation.

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that results from a deliberate act or failure to act by a party that knows, or could reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of any such covenant or agreement.

Terms Defined Elsewhere. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2021 Geneva Bonus Plan	8.03(b)
2021 Geneva Option	2.03(c)
2021 Jupiter Bonus Plan	8.03(b)
Acceptable Confidentiality Agreement	6.02(b)
Affected Employees	8.03(a)
Agreement	Preamble
Ancillary Scheme Documentation	3.01(a)(ii)
Antitrust Conditions	10.01(b)(i)
Bankruptcy and Equity Exceptions	4.02(a)
Benefits Continuation Period	8.03(a)
Bidco	Preamble
Capitalization Date	4.05(a)
Cash Consideration	2.01(a)
Closing	1.02
Closing Date	1.02
Committed Debt Financing	5.13(a)
Court Documentation	3.01(a)(vii)
Court Order	1.03
Debt Commitment Letter	5.13(a)
Debt Financing	6.06(a)
Definitive Agreements	7.02(a)(ii)
Depositary Custodian	2.01(b)
Effective Time	1.03
EMA	4.14(d)
End Date	10.01(b)(i)

Exchange Agent	2.01(b)
Exchange Ratio	2.02(a)
Excluded Conditions	10.01(b)(i)
Fair Market Value	2.03(a)
FDA	4.14(a)
FDCA	4.14(a)
Fee Letters	5.13(b)
Financing Parties	11.14
Foreign Antitrust Laws	4.03
Forms of Proxy	3.01(a)(ii)
Geneva	Preamble
Geneva Adverse Recommendation Change	6.02(a)
Geneva Approval Time	6.02(b)
Geneva Board	Recitals
Geneva Board Recommendation	4.02(b)
Geneva Exchange Fund	2.01(b)
Geneva LTIP Value	8.03(a)
Geneva Material Contract	4.15(a)
Geneva Option Exchange Ratio	2.03(c)
Geneva Organizational Documents	4.01
Geneva Permits	4.12
Geneva Registered IP	4.19(a)
Geneva Regulatory Agency	4.14(a)
Geneva Regulatory Permits	4.14(a)
Geneva SEC Documents	4.07(a)
Geneva Severance Plan	8.03(a)
Good Reason	8.03(b)
Indemnified Party	7.03(b)
Jupiter	Preamble
Jupiter Board	Recitals
Jupiter Option	2.03(c)
Jupiter Organizational Documents	5.01
Jupiter SEC Documents	5.06(a)
Leases	4.20
Lenders	5.13(a)
Maximum Amount	7.03(c)
Nasdaq	4.03
New Geneva Plans	8.03(c)
Non-U.S. Plan	4.17(j)
Offering Documents	6.06(a)(ii)
Other Required Filing	3.01(a)(iii)
Outstanding 2021 Geneva Option	2.03(c)
Parties	Preamble
Per ADS Cash Consideration	2.01(a)
Per ADS Share Deliverable	2.01(a)
Per ADS Transaction Deliverables	2.01(a)

Permitted Redactions	5.13(b)
PHSA	4.14(a)
Proxy Statement	3.01(a)(i)
Qualifying Termination	8.03(b)
Real Properties	4.20
Regulation S-K	4.10
Required Financing Amount	5.13(d)
Scheme Document Annex	3.01(a)(i)
Second Request	8.02(c)
Share Deliverable	2.02(a)
Solvent	5.14
Specified Material Contract	6.01(b)(xi)
Termination Fee	10.03
Transaction	Recitals
Transaction Deliverables	2.01(a)
Transaction Documentation	3.01(a)(v)
Transaction Litigation	6.02(e)
Transfer Taxes	11.03
United States real property holding corporations	4.16(g)
Valuation	2.05(b)

Annex B

FORM OF SCHEME OF ARRANGEMENT1

IN THE HIGH COURT OF JUSTICE                                                                                                                                       CR - [2021] - [•]

BUSINESS AND PROPERTY COURTS

OF ENGLAND AND WALES

COMPANIES COURT (ChD)

IN THE MATTER OF GW PHARMACEUTICALS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

GW PHARMACEUTICALS PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“Acquisition” means the proposed acquisition by Bidco (and/or, at Bidco’s election, (i) in respect of any or all of the Residual Shares, Jazz and/or (ii) in respect of the Depositary Shares, the DR Nominee) of the entire issued and to be issued share capital of the Company;

“Applicable Law” means, with respect to any person, any federal, state, foreign, national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such person, as the same may be amended from time to time;

“Bidco” means [•];

“Bidco Group” means Bidco, Jazz and any direct or indirect Subsidiary of Jazz from time to time;

“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York, Dublin, Ireland or London, England are authorised or required by Applicable Law to close;

“Cash Consideration” has the meaning given to it in paragraph 2.1.1;

[1]	All settlement mechanics remain subject to review and revision, including based on discussions with the Exchange Agent and Depositary following signing of the Transaction Agreement.

1

“certificated” or “in certificated form” means a share or security of the Company which is not in uncertificated form;

“Companies Act” means the Companies Act 2006;

“Company” means GW Pharmaceuticals plc, a public limited company incorporated in England and Wales with registered number 04160917;

“Company ADSs” means American depositary shares, each of which represents, as at the date hereof, a beneficial ownership interest in 12 Company Ordinary Shares on deposit with the Depositary (or its custodian or other nominee under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement, and “Company ADS” shall be construed accordingly;

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not such plan is sponsored or maintained in the United States, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee, worker or individual consultant (including any former director, officer, employee, worker or individual consultant) of the Company or any of its Subsidiaries or (B) for which the Company or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority, to which contributions are required by Applicable Law;

“Company Ordinary Shares” means the ordinary shares of £0.001 nominal value each in the capital of the Company (which, for the avoidance of doubt, shall include ordinary shares in the capital of the Company held by the Depositary Shareholder under the Deposit Agreement and underlying the Company ADSs);

“Company Share Options” means any option to acquire Company Ordinary Shares or Company ADSs outstanding under the Company Stock Plans (including, for the avoidance of doubt, market priced options and RSU-style options);

“Company Stock Plans” means any Company Employee Plan providing for equity or equity-based compensation, including the GW Pharmaceuticals plc 2008 Long Term Incentive Plan, GW Pharmaceuticals plc 2017 Long Term Incentive Plan and GW Pharmaceuticals plc 2020 Long Term Incentive Plan, as amended from time to time;

“Court” means the High Court of Justice of England and Wales;

“Court Order” means the order of the Court sanctioning this Scheme under section 899 of the Companies Act;

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Relevant System of which Euroclear is the “Operator” (as such term is defined in the Regulations);

“Deposit Agreement” means the deposit agreement dated as of 13 May 2013 by and among the Company, the Depositary and all holders and beneficial owners of Company ADSs issued thereunder, as such agreement is amended, modified or supplemented from time to time;

2

“Depositary” means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement);

“Depositary Shareholder” has the meaning given to it in paragraph 6.1;

“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of Members of the Company) is the Depositary or its custodian or other nominee under the Deposit Agreement holding those Scheme Shares for the Depositary in accordance with the Deposit Agreement;

“DR Depositary” means [•];

“DR Nominee” means such company falling within section 67(6) and section 93(3) of the Finance Act 1986 as Bidco may in its sole discretion appoint in order to act as transferee of the Depositary Shares pursuant to this Scheme;

“DTC” means The Depositary Trust Company, a wholly owned Subsidiary of the Depositary Trust and Clearing Corporation;

“Effective Date” means the date on which this Scheme becomes effective in accordance with paragraph 11.1;

“Effective Time” means the time on the Effective Date at which this Scheme becomes effective in accordance with paragraph 11.1;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended;

“Euroclear” means Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738;

“Exchange Agent” means such entity as is appointed by Bidco as exchange agent prior to the Effective Date in accordance with the provisions of the Transaction Agreement;

“Exchange Fund” has the meaning given to it in paragraph 5.3;

“Exchange Ratio” has the meaning given to it in paragraph 2.1.2;

“Exchange Shares” means the Jazz Ordinary Shares to be delivered to Scheme Shareholders comprising the Share Deliverable;

“Excluded Shares” means:

(i)	any Company Ordinary Shares which are registered in the name of or beneficially owned by Bidco or by any member of the Bidco Group or by any of their respective nominees; and

(ii)	any Company Ordinary Shares held in treasury;

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal;

“holder” means a registered holder and includes any person(s) entitled by transmission;

“Jazz” means Jazz Pharmaceuticals public limited company, a public limited company incorporated in the Republic of Ireland with registered number 399192;

“Jazz Ordinary Shares” means the ordinary shares in the share capital of Jazz, each with a nominal value of $0.0001 per share;

3

“Jazz Share Price” means the volume-weighted average sales price of a Jazz Ordinary Share on Nasdaq for the consecutive period of 15 trading days beginning at 9:30 a.m. New York time on the 18th trading day immediately preceding the Effective Date and concluding at 4:00 p.m. New York time on the fourth trading day immediately preceding the Effective Date, as calculated by Bloomberg L.P. under the function “VWAP” or, if not reported therein, the comparable function of another authoritative source mutually selected by Bidco, Jazz and the Company, and taken to four decimal places;

“Latest Practicable Date” means close of business on [•] 2021, being the latest practicable date prior to the date of this Scheme;

“Lien” means, with respect to any Scheme Share, any mortgage, lien, pledge, charge, security interest, hypothecation, right of pre-emption, right of first refusal, contract for sale or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law;

“Member” means a member of the Company on the register of members on any relevant date;

“Nasdaq” means, collectively, the NASDAQ Global Market and/or the NASDAQ Stock Market LLC (as applicable);

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Relevant System” means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;

“Residual Shares” means the Scheme Shares excluding the Depositary Shares;

“Scheme” means this scheme of arrangement in its present form or with or subject to any modification, addition or condition (i) as may be agreed between the Company, Bidco and Jazz and which (if required) is approved by the Court, or (ii) which is otherwise imposed by the Court and mutually acceptable to the Company, Bidco and Jazz, each acting reasonably and in good faith;

“Scheme Record Time” means [•];

“Scheme Shareholders” means the holders of Scheme Shares whose names appear in the register of Members of the Company at the Scheme Record Time;

“Scheme Shares” means the Company Ordinary Shares:

(i)	in issue at the date of this document;

(ii)	(if any) issued after the date of this document and prior to the Voting Record Time; and

(iii)

(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, either on terms that the original or any subsequent holders thereof shall be bound by this Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by this Scheme;

4

in each case, remaining in issue at the Scheme Record Time but excluding any Excluded Shares;

“Share Deliverable” has the meaning given to it in paragraph 2.1.2;

“Subsidiary” means with respect to any person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such person (and a Subsidiary shall be considered a “wholly owned Subsidiary” of a person as long as such person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary), and “Subsidiaries” shall be construed accordingly;

“Transaction Agreement” means the transaction agreement by and among Bidco, Jazz and the Company dated as of 3 February 2021, agreeing to certain matters in connection with the Acquisition and the matters contemplated by this Scheme, as it may be amended from time to time;

“Transaction Deliverables” means the Cash Consideration and the Share Deliverable, as they may be adjusted in accordance with this Scheme;

“uncertificated” or “in uncertificated form” means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System; and

“Voting Record Time” means [•].

(B)	“U.S. dollar” or “$” means the lawful currency of the United States of America.

(C)	“£” means the lawful currency of the United Kingdom.

(D)	References to paragraphs and sub-paragraphs are to paragraphs and sub-paragraphs of this Scheme.

(E)	As at the Latest Practicable Date, the issued share capital of the Company was [•] Company Ordinary Shares, all of which are credited as fully paid up and [none] [•] of which were held in treasury.

(F)

As at the Latest Practicable Date, there are outstanding and subsisting: (i) Company Share Options (for performance-based awards, assuming achievement of relevant performance metrics at target levels) to acquire Company ADSs and/or Company Ordinary Shares equivalent to [•] Company Ordinary Shares in aggregate; [and (ii) additional Company ADSs and/or Company Ordinary Shares reserved for issuance under the Company Stock Plans equivalent to [•] Company Ordinary Shares in aggregate.]

(G)	As at the date of this Scheme, no Company Ordinary Shares are registered in the name of or beneficially owned by Bidco or any other member of the Bidco Group.

(H)

Bidco and Jazz have agreed, in each case subject to the terms of the Transaction Agreement, to appear by counsel at the hearing to sanction this Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme.

(I)	References to times are to the time in London (United Kingdom).

5

Scheme

1	Transfer of the Scheme Shares

1.1

Upon and with effect from the Effective Time, Bidco (and/or, at Bidco’s election, (i) in respect of any or all of the Residual Shares, Jazz and/or (ii) in respect of the Depositary Shares, the DR Nominee) shall, in accordance with paragraph 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

1.2	For the purposes of such acquisition:

1.2.1

the Depositary Shares shall be transferred to Bidco (or, at Bidco’s election, the DR Nominee as nominee for [•] (the “DR Depositary”)) by means of a form (or forms) of transfer or other instrument(s) or instruction(s) of transfer (and, upon any such transfer to the DR Nominee, the DR Depositary shall issue one or more depositary receipts in respect of such shares to Bidco);

1.2.2

the Residual Shares shall be transferred to Bidco (or, at Bidco’s election in respect of any number of Residual Shares, Jazz) by means of a separate form (or forms) of transfer or other separate instrument (or instruments) or instruction (or instructions) of transfer; and

1.2.3

to give effect to such transfers, any person may be appointed by Bidco as attorney or agent and shall be authorised as such attorney or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such form(s) of transfer or other instrument(s) or instruction(s) of transfer of, or otherwise give any instruction(s) to transfer, the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Each such form of transfer or other instrument or instruction shall be deemed to be the principal instrument of transfer of the relevant Scheme Shares and the equitable or beneficial interest in the Scheme Shares shall only be transferred together with the legal interest in such Scheme Shares, pursuant to such form, instruction or instrument of transfer.

1.3	From the Effective Time and pending the transfer of the Scheme Shares pursuant to paragraphs 1.1 and 1.2, each Scheme Shareholder:

1.3.1	irrevocably appoints Bidco (and/or its nominee(s) and/or each of their agents and directors) as its attorney and/or agent:

1.3.1.1

to exercise or direct the exercise of (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders); and

1.3.1.2

to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of Bidco and/or its nominee(s) and/or each of their respective agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including, without limitation, any consent to short notice of a general or separate class meeting or form of proxy or forms of proxy in respect of such Scheme Shares appointing any person nominated by Bidco and/or its nominee(s) to attend general and separate class meetings of the Company);

6

1.3.2

authorises the Company and/or its agents to send to Bidco and/or its nominee(s) any notice, circular, warrant or other document or communication which may be required to be sent to them as a Member (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and

1.3.3

agrees not to exercise any votes or any other rights attaching to the relevant Scheme Shares without the consent of Bidco, and irrevocably undertakes not to appoint a proxy or representative for or to attend any general meeting or separate class meeting of the Company.

1.4	The authorities granted by each Scheme Shareholder pursuant to paragraph 1.2 and paragraph 1.3 shall be treated for all purposes as having been granted by deed.

1.5

The Company shall, subject to the stamping of any relevant instruments of transfer (to the extent required), register, or procure the registration of, any transfer(s) of shares effected in accordance with paragraphs 1.1 and 1.2.

2	Transaction Deliverables for the Scheme Shares

2.1

Subject to and in exchange for the transfer of the Scheme Shares as provided in paragraphs 1.1 and 1.2, as soon as reasonably practicable following the Effective Time Bidco shall, subject as hereinafter provided:

2.1.1

pay, or procure that there shall be paid, a cash amount to or for the account of each Scheme Shareholder of $16.66 2⁄3 (sixteen U.S. dollars, sixty-six and two-thirds U.S. cents), without interest, for each Scheme Share held by that Scheme Shareholder (the “Cash Consideration”); and

2.1.2

procure the delivery of, for each Scheme Share, the fraction of a Jazz Ordinary Share (rounding to the nearest millionth of a share) equal to the quotient (the “Exchange Ratio”) obtained by dividing (i) $1.66 2⁄3 (one U.S. dollar, sixty-six and two-thirds U.S. cents) by (ii) the Jazz Share Price; provided, that (x) if the Jazz Share Price is equal to or less than $139.72, the Exchange Ratio shall equal 0.011929 and (y) if the Jazz Share Price is equal to or greater than $170.76, the Exchange Ratio shall equal 0.009760 (the “Share Deliverable”), to the Scheme Shareholders credited as fully paid and free from all Liens (other than transfer restrictions arising under applicable securities laws), and such Jazz Ordinary Shares will rank pari passu in all respects with the Jazz Ordinary Shares in issue on the Effective Date, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling on or after the Effective Date.

2.2

If, between the date of the Transaction Agreement and the Effective Time, the outstanding Company Ordinary Shares or Jazz Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the amount of the Cash Consideration and/or Exchange Ratio shall be appropriately adjusted in accordance with the provisions of the Transaction Agreement to provide to Bidco and the Scheme Shareholders the same economic effect as contemplated by the Transaction Agreement prior to such event.

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3	Share certificates and register of Members

3.1

With effect from and as of the Effective Time, all certificates representing Scheme Shares in certificated form shall cease to have effect as documents of title to the Scheme Shares comprised therein and each Scheme Shareholder shall be bound, at the request of Bidco, to deliver up the same to Bidco or to any person appointed by Bidco to receive the same or, as Bidco may direct, to destroy the same.

3.2

With effect from and as of the Effective Time, the Company shall procure that Euroclear shall be instructed to cancel the entitlements of Scheme Shareholders to Scheme Shares in uncertificated form and, following such cancellation, the Company’s registrars shall be authorised to rematerialise entitlements to such Scheme Shares.

3.3

On or as soon as reasonably practicable after the Effective Time and subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with paragraph 1 and the payment of any UK stamp duty thereon (to the extent required), the Company shall procure that appropriate entries shall be made in the register of Members of the Company to reflect the transfer of the Scheme Shares in accordance with paragraph 1.

4	Appointment of Exchange Agent

Prior to the Effective Time, Bidco shall appoint the Exchange Agent to effect the technical implementation of the settlement of the Cash Consideration and the delivery of the Exchange Shares to (i) all Scheme Shareholders other than the Depositary Shareholder, and (ii) at Bidco’s option, the Depositary Shareholder.

5	Settlement of Transaction Deliverables in relation to Residual Shares

5.1	This paragraph 5 shall only apply in relation to the settlement of Transaction Deliverables in respect of Residual Shares to Scheme Shareholders other than the Depositary Shareholder.

5.2

At or as promptly as practicable following the Effective Time, Bidco shall procure the deposit with the Exchange Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), of:

5.2.1	cash in an amount equal to the aggregate amount of Cash Consideration less the Cash Consideration due to the Depositary Shareholder; and

5.2.2	certificates (or, at Bidco’s option, evidence of the Exchange Shares in book-entry form) representing the aggregate Share Deliverable less the Share Deliverable due to the Depositary Shareholder.

5.3

All certificates and/or evidence of shares (as applicable) and all cash deposited with the Exchange Agent pursuant to paragraph 5.2 for the benefit of Scheme Shareholders (other than the Depositary Shareholder) shall hereinafter be referred to as the “Exchange Fund”, provided that, to the extent that Bidco elects to utilise the Exchange Agent for the delivery and/or payment of the Transaction Deliverables to the Depositary Shareholder pursuant to paragraph 6.2, such Transaction Deliverables will also form part of the Exchange Fund.

5.4

Bidco shall also make available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions on the Exchange Shares to which relevant Scheme Shareholders (other than the Depositary Shareholder) are entitled pursuant to paragraph 5.11. No interest shall be paid or shall accrue for the benefit of Scheme Shareholders on the Transaction Deliverables payable in respect of the Residual Shares.

5.5

In respect of the settlement of the Cash Consideration pursuant to this paragraph 5, Bidco shall cause the Exchange Agent to, as soon as practicable after the Effective Date, and in any event not later than 14 days after the Effective Date:

8

5.5.1

in the case of Residual Shares which at the Scheme Record Time are in certificated form, despatch or procure to be despatched to each person entitled thereto payment by way of cheque in accordance with the provisions of paragraph 5.9 for (i) the aggregate Cash Consideration payable to that person pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent), plus (ii) the amount of any cash payable in lieu of any fraction of an Exchange Share that such person has the right to receive pursuant to paragraph 8.1.1, provided that Bidco and the Exchange Agent reserve the right to make payment (or procure the making of payment) of the said sums by bank transfer in accordance with paragraph 5.10 if reasonably necessary; and

5.5.2

in the case of Residual Shares which at the Scheme Record Time are in uncertificated form, arrange for (or procure the arrangement of) the creation of an assured payment obligation in favour of the appropriate CREST account(s) of each person entitled thereto in accordance with the CREST assured payment arrangements in respect of (i) the aggregate Cash Consideration payable to that person pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent), plus (ii) the amount of any cash payable in lieu of any fraction of an Exchange Share that such person has the right to receive pursuant to paragraph 8.1.1, provided that Bidco and the Exchange Agent reserve the right to make payment (or procure the making of payment) of the said sums by bank transfer in accordance with paragraph 5.10 if reasonably necessary.

5.6

In respect of the settlement of the Exchange Shares pursuant to this paragraph 5, Bidco shall cause the Exchange Agent to, as soon as practicable after the Effective Date, and in any event not later than 14 days after the Effective Date, either, at Bidco’s election (but subject to paragraphs 7 and 8):

5.6.1

despatch or procure to be despatched such Exchange Shares in certificated form as are required to be delivered to give effect to this Scheme to the persons respectively entitled thereto, such Exchange Shares to be settled as set out in this paragraph 5; or

5.6.2	procure that book-entry account statements of ownership evidencing such Scheme Shareholders’ ownership of the Exchange Shares (as registered holders) are reflected in the register of members of Jazz.

5.7	Bidco shall procure that appropriate entries are made in the register of members of Jazz to reflect the settlement of the Exchange Shares pursuant to paragraph 5.6.

5.8	As from the Effective Time, each holding of Residual Shares credited to any stock account in CREST shall be disabled and all Residual Shares will be removed from CREST in due course.

5.9

Any physical deliveries by the Exchange Agent or by any other person to the Scheme Shareholders (other than the Depositary Shareholder) pursuant to this Scheme (whether of cheques, notices, documents of title, certificates or otherwise) shall be effected by sending the same by post to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of Members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. None of the Company, Bidco, any member of the Bidco Group, the Exchange Agent or the DR Nominee or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques or payments (including bank transfers), notices, documents of title, certificates or any other documents sent in accordance with this paragraph 5.9 (or, in the case of bank transfers, to the bank accounts referred to in paragraph 5.10 below) which shall be sent at the risk of the person or persons entitled thereto.

5.10

All cheques delivered by the Exchange Agent pursuant to this Scheme shall be in U.S. dollars and drawn on a United States of America clearing bank and shall be made payable to the person to whom, in accordance with the foregoing provisions of this paragraph 5, the cheque is sent (save that, in the case of joint holders, Bidco and the Exchange Agent reserve the right

9

to make the cheque payable to the holder whose name stands first in the register of Members of the Company), and the encashment of any such cheque shall be a complete discharge of Bidco’s obligations under this Scheme to pay (or procure the payment of) the monies represented thereby. In respect of any payments to Scheme Shareholders by bank transfer, Bidco shall transfer, or procure the transfer of, the relevant sums in U.S. dollars to such bank account as may be (or have been) nominated by the relevant Scheme Shareholder, and such transfer shall be a complete discharge of Bidco’s obligations under this Scheme to pay (or procure the payment of) such monies. The creation of an appropriate assured payment obligation as set out in paragraph 5.5.2 shall be a complete discharge of Bidco’s obligations under this Scheme with reference to cash payments through CREST.

5.11

Bidco shall pay, or cause to be paid, without interest, to the Exchange Agent to be held in the Exchange Fund, the aggregate amount of all dividends or other distributions payable with respect to the Exchange Shares due to the Scheme Shareholders (other than the Depositary Shareholder) with a record date on or after the Effective Time and prior to the time of the delivery of such Exchange Shares by the Exchange Agent to each Scheme Shareholder entitled to the Share Deliverable (other than the Depositary Shareholder). Subject to Applicable Law, the Exchange Agent shall deliver to each Scheme Shareholder entitled to the Share Deliverable (other than the Depositary Shareholder), without interest, such dividends and distributions held in the Exchange Fund (i) with respect to all such dividends or distributions with a payment date at or prior to the delivery of the relevant Exchange Shares pursuant to this Scheme, at the time of delivery of such Exchange Shares and (ii) with respect to all such dividends or distributions with a payment date after the delivery of the relevant Exchange Shares pursuant to this Scheme, at the appropriate payment date.

5.12

Any portion of the Exchange Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Effective Date shall be delivered to Bidco or its designee(s) promptly upon demand by Bidco (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Transaction Deliverables), and thereafter such Scheme Shareholders shall be entitled to look only to Bidco for, and Bidco shall remain liable for, delivery of any outstanding Transaction Deliverables.

6	Settlement of Transaction Deliverables in relation to Depositary Shares

6.1

This paragraph 6 shall only apply in relation to the settlement of Transaction Deliverables in respect of Depositary Shares to the Scheme Shareholder which is the holder (as shown in the register of Members of the Company) of the Depositary Shares (the “Depositary Shareholder”).

6.2	At or as promptly as practicable following the Effective Time, Bidco shall (or shall procure that the Exchange Agent shall):

6.2.1

pay to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary) cash in an amount equal to the aggregate Cash Consideration payable to the Depositary Shareholder pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent), together with the amount of any cash payable in lieu of any fraction of an Exchange Share that the Depositary Shareholder has the right to receive pursuant to paragraph 8.1.2; and

6.2.2

in respect of the Exchange Shares to be delivered to the Depositary Shareholder, deliver such Exchange Shares to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary) in a form evidencing the Depositary Shareholder’s (or, as the case may be, the Depositary’s) ownership of such Exchange Shares (as registered holder) and that is eligible for DTC.

6.3	Bidco shall procure that appropriate entries are made in the register of members of Jazz to reflect the settlement of the Exchange Shares pursuant to paragraph 6.2.2.

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6.4

In addition, Bidco shall (or shall procure that the Exchange Agent shall) also make available, directly or indirectly, to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary) from time to time as needed additional cash sufficient to pay any dividends or other distributions on the Exchange Shares to which the Depositary Shareholder is entitled pursuant to paragraph 6.7. No interest shall be paid or shall accrue for the benefit of the Depositary Shareholder on the Transaction Deliverables payable in respect of the Depositary Shares.

6.5

As from the Effective Time, each holding of Depositary Shares credited to the Depositary Shareholder’s stock account in CREST shall be disabled and all Depositary Shares will be removed from CREST in due course.

6.6

All cash payments to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary) pursuant to this paragraph 6 shall be transferred by Bidco (or, at Bidco’s direction, by the Exchange Agent or any nominee of Bidco) in U.S. dollars to such bank account as the Depositary Shareholder shall inform Bidco of in writing at least five Business Days prior to the Effective Date. Such transfer shall be a complete discharge of Bidco’s obligations under this Scheme to pay (or procure the payment of) such monies. Neither Bidco nor any member of Bidco’s Group nor the Exchange Agent nor the Company shall have any responsibility or liability under this Scheme for the onward distribution or transmission to the holders of Company ADSs, or to any other person, of the Transaction Deliverables due to the Depositary Shareholder (it being understood that this sentence does not affect the Company’s obligations under the Deposit Agreement).

6.7

Bidco shall (or shall procure that the Exchange Agent shall) pay to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary), without interest, cash in an amount equal to the aggregate amount of all dividends or other distributions payable with respect to the Exchange Shares due to the Depositary Shareholder with a record date on or after the Effective Time and prior to the time of the delivery of such Exchange Shares to the Depositary Shareholder. Subject to Applicable Law, the cash referred to in the preceding sentence of this paragraph 6.7 shall be paid (i) with respect to all such dividends or distributions with a payment date at or prior to the delivery of the relevant Exchange Shares to the Depositary Shareholder pursuant to this Scheme, at the time of delivery of such Exchange Shares, and (ii) with respect to all such dividends or distributions with a payment date after the delivery of the relevant Exchange Shares to the Depositary Shareholder pursuant to this Scheme, at the appropriate payment date.

7	Overseas shareholders

7.1

The provisions of paragraphs 2, 3, 4, 5 and 6 shall be subject to any prohibition or condition imposed by Applicable Law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside Ireland, the United Kingdom or the United States, Bidco, any member of the Bidco Group or the Exchange Agent is advised that the delivery of Exchange Shares pursuant to paragraph 5 would or might infringe the laws of such jurisdiction or would require Bidco, any member of the Bidco Group, the Exchange Agent or the Company to observe any governmental or other consent or any registration, filing or other formality with which Bidco, any member of the Bidco Group, the Exchange Agent or the Company (as the case may be) is unable to comply, or compliance with which by such person is regarded by such person or by Bidco (in the case of Bidco, acting reasonably) as unduly onerous, the Exchange Agent may, in consultation with Bidco, determine that the Exchange Shares shall not be delivered to such Scheme Shareholder and that (i) such Exchange Shares shall instead be sold by the Exchange Agent at the best price which can reasonably be obtained in the market at the time of sale and (ii) the net proceeds of such sale (after the deduction of any expenses and commissions incurred in connection with such sale, including any amounts in respect of tax including any value added tax payable thereon, without interest) shall be delivered by the Exchange Agent to the relevant Scheme Shareholder in accordance with the provisions of paragraphs 5.5.1, 5.5.2 and 5.10 (as applicable) rounded up or down to the nearest U.S. cent.

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7.2

In the absence of bad faith or wilful default, none of the Company, Bidco, any member of the Bidco Group, the Exchange Agent, the nominee or any broker or agent of any of them shall have any liability for any loss or damage arising as a result of the timing or terms of any sale pursuant to paragraph 7.1.

7.3	For the avoidance of doubt, paragraph 7.1 shall not apply to the delivery of Exchange Shares to the Depositary Shareholder pursuant to paragraph 6.

8	Fractional entitlements

8.1	In no circumstances shall any fractional Exchange Shares be delivered to Scheme Shareholders. Any fraction of an Exchange Share to which any Scheme Shareholder would otherwise be entitled will:

8.1.1

in the case of Residual Shares, be aggregated and sold in the market by the Exchange Agent as soon as reasonably practicable following the Effective Date, and such Scheme Shareholders (other than the Depositary Shareholder) shall be paid in cash, after the Effective Date, the net proceeds of such sale (after the deduction of any expenses of the sale, including any amounts in respect of tax including any value added tax payable thereon, without interest) in due proportion to the fractional shares to which they would otherwise have been entitled (rounded up or down to the nearest U.S. cent); and

8.1.2

in the case of the Depositary Shares, be substituted for a direct cash payment to the Depositary Shareholder (to be made at the same time as the payment of the Cash Consideration to the Depositary Shareholder in accordance with paragraph 6.2.1) of an amount equal to the Depositary Shareholder’s entitlement to any fractional Exchange Share, valued using the opening price on Nasdaq of a Jazz Ordinary Share on the Effective Date and rounded up or down to the nearest U.S. cent.

8.2

For the purposes of determining fractional entitlements, each Member’s holding which is recorded in the register of Members of the Company by reference to a separate designation at the Scheme Record Date, whether in certificated or uncertificated form, shall be treated as a separate holding.

8.3

Payment of any amounts to which a Scheme Shareholder (other than the Depositary Shareholder) is entitled under paragraph 8.1.1 will be made in accordance with the provisions of paragraphs 5.5.1, 5.5.2 and 5.10 (as applicable). Payment of any amount to which the Depositary Shareholder is entitled under paragraph 8.1.2 will be made in accordance with the provisions of paragraphs 6.2.1 and 6.6.

8.4

Bidco and the Company acknowledge that payment of cash in lieu of fractional Exchange Shares was not separately bargained-for consideration but merely represents mechanical rounding off for the purposes of avoiding the expense and inconvenience to Bidco and the relevant members of the Bidco Group that would otherwise be caused by the delivery of fractional Exchange Shares.

9	Cessation of rights

9.1

With effect from and on the Effective Time, the Scheme Shareholders shall in accordance with this Scheme cease to have any rights with respect to the Scheme Shares, except the right to receive the Transaction Deliverables in exchange for the Scheme Shares as set out in paragraph 2.

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10	Mandates and dividends

10.1

All mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.

11	Effective Time

11.1	This Scheme shall become effective as soon as a copy of the Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration.

11.2

Unless this Scheme shall have become effective on or before the End Date (as defined in the Transaction Agreement) or such later date as the Company, Bidco and Jazz may agree and the Court may allow, this Scheme shall never become effective.

12	Modification

The Company, Bidco and Jazz may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

13	Governing law

This Scheme, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English Courts.

13

Annex C

FORM OF GW SHAREHOLDER RESOLUTION

1

SPECIAL RESOLUTION

THAT, for the purpose of giving effect to the scheme of arrangement dated [●] 2021 between the Company and the holders of Scheme Shares (as defined in such scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this Resolution) between the Company, [Bidco] (the “Buyer”) and Jazz Pharmaceuticals plc (“Jazz”) and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company, the Buyer and Jazz each acting reasonably and in good faith (the “Scheme”):

(A)

the directors of the Company (or a duly authorised committee of the directors) be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article [45]:

“[45] Scheme of Arrangement

(i)

In this article, references to the “Scheme” are to the Scheme of Arrangement under Part 26 of the UK Companies Act 2006 between the Company and the holders of Scheme Shares dated [●] 2021 in its original form or with or subject to any modification, addition or condition as may be agreed between the Company, [Bidco] (the “Buyer”) and Jazz Pharmaceuticals plc (“Jazz”) and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company, the Buyer and Jazz each acting reasonably and in good faith and, save as defined in this article, expressions defined in the Scheme shall have the same meanings in this article.

(ii)

Notwithstanding any other provision of these articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues any shares (other than to any member of the Bidco Group or a nominee of any such person (each such person, a “Buyer Company”)) at or after the Voting Record Time but before the Scheme Record Time, such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

(iii)

Subject to the Scheme becoming effective, and notwithstanding any other provision of these articles, if any shares in the Company are issued or transferred to any person other than a Buyer Company (a “New Member”) after the Scheme Record Time (such shares the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme becoming effective (or, if later, upon the issue or transfer of the Post-Scheme Shares to such New Member), to transfer immediately all of its Post-Scheme Shares free of all encumbrances to the Buyer (or to such other person as may be nominated by the Buyer) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post-Scheme Shares. In exchange for the transfer of the Post-Scheme Shares, the Buyer (or such other person as has been nominated by the Buyer) shall pay or procure the payment to the New Member of the same Cash Consideration and deliver or procure the delivery to the New Member of the same Exchange Shares that the New Member would have been entitled to receive pursuant to the Scheme had each Post-Scheme Share been a Scheme Share.

(iv)

Notwithstanding the provisions of Article [45](iii), if, in respect of any New Member with a registered address in a jurisdiction outside Ireland, the United Kingdom or the United States, any Buyer Company or the Company is advised that the delivery of Exchange Shares to such New Member pursuant to Article [45](iii) would or might infringe the laws of such jurisdiction or would require any Buyer Company or the Company to observe any governmental or other

2

consent or any registration, filing or other formality with which any Buyer Company or the Company (as the case may be) is unable to comply, or compliance with which by such person is regarded by such person or the Buyer (in the case of the Buyer, acting reasonably) as unduly onerous, the Buyer may, in its sole discretion, determine that the relevant Exchange Shares shall not be delivered to such New Member and that (i) such Exchange Shares shall instead be sold at the best price which can reasonably be obtained in the market at the time of sale and (ii) the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale, including any amounts in respect of tax including any value added tax payable thereon, without interest and subject to deduction or withholding of any amounts as are required to be deducted or withheld from or with respect to such payment under any Applicable Law) shall be delivered to the relevant New Member.

(v)

The provisions of paragraph [8] of the Scheme in respect of fractional entitlements shall apply, mutatis mutandis, in respect of any Exchange Shares to which New Members are entitled pursuant to Article [45](iii) above (and, for the avoidance of doubt, no New Member shall receive fractions of Exchange Shares).

(vi)

If, after the Effective Time, the Company Ordinary Shares or Jazz Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date falling after the Effective Time, or any similar event shall have occurred, then the amount of any Cash Consideration and/or Exchange Shares due to a New Member for each Post-Scheme Share pursuant to Article [45](iii) above shall be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate to provide the Buyer and the New Members holding any Post-Scheme Share(s) with the same economic effect as contemplated by the Scheme prior to such event. References in this article to shares shall, following such adjustment, be construed accordingly.

(vii)

To give effect to any transfer of Post-Scheme Shares required by this article, the Company may appoint any person as attorney and agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Buyer (or such other person as the Buyer may nominate) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in the Buyer (or such other person as the Buyer may nominate) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Buyer may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Buyer, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.

(viii)

The Company may give good receipt for the Cash Consideration and Exchange Shares for the Post-Scheme Shares and may register the Buyer (or such other person as the Buyer may nominate) as holder of the Post-Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

(ix)

The Buyer shall settle (or procure the settlement) of the Cash Consideration and Exchange Shares within 14 days of the transfer of the Post-Scheme Shares by the New Member to the Buyer (or to such other person as the Buyer may nominate).

(x)

Notwithstanding any other provision of these articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to a Buyer Company or a nominee of a Buyer Company pursuant to the Scheme).

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(xi)	If the Scheme shall not have become effective by the date referred to in paragraph [11.2] of the Scheme, this article shall be of no effect.”

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